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Proxy Statement for the 2012 Annual Meeting of Stockholders and 2011 Annual Report

Notice of 2012 Annual Meeting and Proxy Statement

Report on Form 10-K

NOTICE OF 2012 ANNUAL MEETING
AND PROXY STATEMENT

March 12, 2012

Dear Fellow NCR Stockholder:

I am pleased to invite you to attend NCR's 2012 Annual Meeting of Stockholders that will be held on April 25, 2012, at 9:00 a.m. Eastern Time, in the Auditorium at NCR Corporation's office located at 3097 Satellite Boulevard, Duluth, Georgia 30096.

The accompanying notice of the Annual Meeting and proxy statement tell you more about the agenda and procedures for the meeting. They also describe how the Board of Directors operates and provide information about our director candidates, executive officer and director compensation and corporate governance matters. I look forward to sharing more information with you about NCR at the Annual Meeting.

As in prior years, we are offering to our stockholders the option to receive NCR's proxy materials on the Internet. We believe this option, which we intend to continue to offer in future years, will be preferred by many of our stockholders, as it allows NCR to provide our stockholders the information they need in an environmentally-conscious form and at a reduced cost.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I urge you to authorize your proxy as soon as possible. You may vote by proxy on the Internet or by telephone, or, if you received the proxy materials by mail, you may also vote by mail. Your vote will ensure your representation at the Annual Meeting regardless of whether you attend in person.

Sincerely,

William R. Nuti
Chairman of the Board,
Chief Executive Officer and President

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:

9:00 a.m. Eastern Time

Date:

Wednesday, April 25, 2012

Place:

NCR Corporation
Auditorium
3097 Satellite Boulevard
Duluth, Georgia 30096

Purpose:

- Elect three Class A directors identified in this proxy statement to hold office for three-year terms, each until his respective successor is duly elected and qualified;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2012;
- Consider and hold a non-binding advisory vote to approve executive compensation ("Say on Pay") as disclosed in these proxy materials;
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Registered holders of NCR common stock at the close of business on February 14, 2012 may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please authorize your proxy.**

By order of the Board of Directors,

Jennifer M. Daniels
Senior Vice President, General Counsel
and Secretary

March 12, 2012

Important Notice Regarding the Availability of Proxy Materials for the
Stockholder Meeting to be Held on April 25, 2012

This proxy statement and NCR's 2011 Annual Report on Form 10-K are available at www.proxyvote.com.

NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096

PROXY STATEMENT

GENERAL INFORMATION

These materials are intended to solicit proxies on behalf of the Board of Directors of NCR Corporation, a Maryland corporation (which we refer to as "NCR," the "Company," "we," or "us"), for the 2012 Annual Meeting of Stockholders, including any adjournment or postponement thereof. The meeting will be convened at 9:00 a.m., Eastern Time, on April 25, 2012, in the Auditorium at NCR's office at 3097 Satellite Boulevard, Duluth, Georgia 30096.

Proxy Statement

Delivery of Proxy Materials

We are providing access to our proxy materials (including this proxy statement, together with a notice of meeting and the Company's annual report) on the Internet pursuant to rules adopted by the Securities and Exchange Commission ("SEC"). Accordingly, beginning on or about March 12, 2012, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders entitled to vote at the meeting. You may also request a printed copy of the proxy materials by mail. If you do so, these materials will also include the proxy card for the Annual Meeting. To request a printed copy of the proxy materials, please contact us via the Internet (www.proxyvote.com), telephone (1-800-579-1639) or by email (sendmaterial@proxyvote.com) on or before April 11, 2012. If requesting material by email, please send a blank email with the 12-digit Control Number (located on the Notice) in the subject line. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

All stockholders will have the ability to access, beginning on March 12, 2012, the proxy materials on the website referred to in the Notice or to request to receive a printed copy of the proxy materials at no charge. If you request a printed copy of the proxy materials, we will mail them to you within three business days of your request, at no cost to you. The Notice includes instructions on how to access the electronic proxy materials, as well as instructions for requesting a printed copy. In addition, stockholders may permanently elect to receive future proxy materials in either electronic form by email or printed form by mail. If you make such an election, we will continue to send you the materials pursuant to your election, until you notify us otherwise.

We are taking advantage of the householding rules adopted by the SEC that permit us to deliver only one Notice to stockholders who share an address, unless otherwise requested. This allows us to reduce the expense of delivering duplicate Notices to our stockholders who may have more than one stock account or who share an address with another NCR stockholder. If you have multiple NCR common stock record accounts and/or share an address with a family member who is an NCR stockholder and have received only one Notice, you may write or call us at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810 (phone: 1-800-225-5627), to request separate copies of the proxy materials at no cost to you. If you have received only one copy of the Notice and you do not wish to participate in the householding program or if you have received multiple copies of the Notice and you do wish to participate in the householding program, please call 1-800-542-1061 to "opt-in", or "opt-out" or revoke your consent.

Stockholders Entitled to Vote at the Meeting

If you were a registered stockholder at the close of business on the record date for the meeting, February 14, 2012, you are entitled to vote at the meeting. There were 158,328,894 shares of common stock outstanding on the record date. You will have one vote on each matter properly brought before the meeting for each share of NCR common stock you own.

Electronic Access to Proxy Materials and Annual Report

The Notice includes instructions regarding how to:

- view your proxy materials for the Annual Meeting on the Internet; and
- instruct us to send you all future proxy materials by email.

If you choose to receive future proxy materials by email, next year you will receive an email with a link to the proxy materials and proxy voting site. Your election to receive future proxy materials by email will remain in effect until you terminate your election. Choosing to receive your future proxy materials by email will save the Company the cost of producing and mailing these documents and reduce the impact of our Annual Meeting on the environment.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the Annual Meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to authorize your proxy in advance. We encourage you to authorize your proxy electronically by going to the www.proxyvote.com website or by calling the toll-free number (for residents of the United States and Canada) listed on your proxy card. Please have your proxy card in hand when going online or calling. ***If you authorize your proxy electronically, you do not need to return your proxy card.*** If you received proxy materials by mail and choose to authorize your proxy by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided so it is received no later than April 24, 2012.

If you hold your shares beneficially in street name, i.e., through a nominee (such as a bank or broker), you may be able to authorize your proxy by telephone or the Internet as well as by mail. You should follow the instructions you receive from your broker or other nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- voting again on the Internet or by telephone (only the latest Internet or telephone proxy will be counted);
- properly executing and delivering a later-dated proxy card;
- voting by ballot at the meeting; or
- sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of the Company at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810 so it is received no later than April 24, 2012.

Voting at the Annual Meeting

The method by which you vote and authorize your proxy will in no way limit your right to vote at the meeting if you later decide to vote in person at the meeting. If you hold your shares in street name, you must obtain a proxy executed in your favor from your nominee (such as your bank or broker) to be able to vote at the meeting.

Your shares will be voted at the meeting as directed by your electronic proxy, the instructions on your proxy card or voting instructions if: (1) you are entitled to vote; (2) your proxy was properly executed or properly authorized electronically; (3) we received your proxy prior to the meeting; and (4) you did not revoke your proxy prior to or at the meeting.

Voting Shares Held in the NCR Savings Plan

If you are a participant in the NCR Savings Plan, your proxy includes any NCR common stock allocated to your plan account. The trustee of this plan will vote the number of shares allocated to your account according to your instructions. If you do not vote your shares in the NCR Savings Plan as instructed above, the trustee will vote unallocated shares, and any allocated shares for which voting instructions are not timely received, in the same proportion of "For" and "Against" votes as the shares for which voting instructions were timely received.

Voting Shares Held Under the NCR Direct Stock Purchase and Sale Plan

If you are a participant in the Direct Stock Purchase and Sale Plan (the "DSPP") administered by our transfer agent, Computershare for NCR, your proxy includes the NCR common stock held in your DSPP account. Computershare, as the DSPP administrator, is the stockholder of record of that plan and will not vote those shares unless you provide it with instructions, which you may do, by telephone, or the Internet as well as by mail.

Quorum for the Meeting; Votes Required to Approve Each Item

The presence at the meeting (in person or by proxy) of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting as of the close of business on February 14, 2012 constitutes a quorum allowing us to conduct business at the meeting. A majority of all the votes cast (in person or by proxy) is required to elect directors, to ratify the appointment of our independent registered public accounting firm, and to approve the non-binding advisory vote on executive compensation. Under Maryland law, broker "non-votes" and abstentions will have no effect on the outcome of the vote for any item. A broker "non-vote" occurs when a broker returns a properly executed proxy but does not vote on a particular proposal because the broker does not have the discretionary authority to vote on the proposal and has not received voting instructions from the beneficial owner on the proposal. Under the rules of the New York Stock Exchange ("NYSE"), brokers have the discretionary authority to vote on the ratification of our independent registered public accounting firm, but not for the election of our directors or the non-binding advisory vote on executive compensation.

Annual Meeting Admission

You may attend the meeting if you are a registered stockholder, a proxy for a registered stockholder, or a beneficial owner of NCR common stock with evidence of ownership. **If you plan to attend the meeting in person, please complete and return to NCR's Corporate Secretary, by mail, the meeting reservation request form provided on the Internet, or, if you received the proxy materials by mail, the form provided on page 71 of this proxy statement. If you are not a registered stockholder, please include evidence of your ownership of NCR stock with the form (such as an account statement showing you own NCR stock as of the record date).** If you do not have a reservation for the meeting, you may still attend if we can verify your stock ownership at the meeting.

Annual Meeting Voting Results

We will include the results of the votes taken at the meeting in a current report on Form 8-K filed with the SEC within four business days following the meeting.

The Board's Recommendations

If you authorize your proxy electronically or send a properly executed proxy without specific voting instructions, your shares represented by that proxy will be voted as unanimously recommended by the Board of Directors:

- FOR the election of each of the three Class A director nominees;
- FOR ratification of the appointment of the Company's independent registered public accounting firm for 2012; and
- FOR the approval, on a non-binding advisory basis, of executive compensation as disclosed in these proxy materials.

Ownership by Officers and Directors

The following table reflects the NCR common stock beneficially owned, as determined under the applicable SEC rules, as of February 7, 2012 by (i) each current or former executive officer named in the Summary Compensation Table below on page 39 of this proxy statement (the "Named Executive Officers"), (ii) each non-employee director and nominee and (iii) all current directors and executive officers as a group. Except to the extent indicated in the footnotes below, to NCR's knowledge each person named in the table below has sole voting and investment power over the shares reported. Amounts reported under "Total Shares Beneficially Owned" include the number of shares subject to stock options and RSUs that become exercisable or vest within 60 days of February 7, 2012 (which are shown in the columns to the right).

	Total Shares Beneficially Owned(1)(2)	Percent	Number of Shares Subject to Options Exercisable Within 60 Days of February 7, 2012	Number of RSUs That Vest Within 60 Days of February 7, 2012(3)
Non-Employee Directors				
Quincy Allen, Director	62,371	*	37,408	1,148
Edward (Pete) Boykin, Director	159,390	*	83,092	1,148
Richard Clemmer, Director	82,680	*	40,116	1,148
Gary Daichendt, Director	90,154	*	47,092	1,148
Robert DeRodes, Director	75,998	*	40,116	1,148
Linda Fayne Levinson, Independent Lead Director	147,847	*	83,092	1,148
Named Executive Officers				
William Nuti, Director and Officer	2,915,039	1.8%	2,493,717	421,322
Robert Fishman, Officer	81,108	*	60,962	4,825
John Bruno, Officer	260,831	*	103,810	157,021
Peter Leav, Officer	69,654	*	8,377	61,277
Peter Dorsman, Officer	201,287	*	154,663	20,589
Current Directors, Named Executive Officers and remaining Executive Officers as a Group (13 persons)	4,257,654	2.7%	3,244,900	689,570

* Less than one percent.

(1) Some of NCR's executive officers and directors own fractional shares of NCR stock. For purposes of this table, all fractional shares have been rounded to the nearest whole number. This column also includes 22,724 shares granted to Mr. Allen; 68,298 shares granted to Mr. Boykin; 42,564 shares granted to Mr. Clemmer; and 7,684 shares granted to Mr. DeRodes all of which were deferred pursuant to the director's election until the time of the director's departure from the Board.

(2) This column reflects shares held by NCR's executive officers and directors who have entered into a standard brokerage account form with Fidelity which includes a provision for the pledge of NCR shares owned by such executive officer or director; however none of the executive officers or directors have pledged any shares in their Fidelity brokerage accounts.

(3) This column reflects those shares the officers and directors have the right to acquire through restricted stock vesting within 60 days after February 7, 2012, ignoring the withholding of shares of common stock to cover applicable taxes. These shares are also included in the Total Shares Beneficially Owned column.

Other Beneficial Owners of NCR Stock

To the Company's knowledge, as of February 14, 2012 (except as otherwise specified), the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Total Number of Shares	Percent of Class
Greenlight Entities[(1)] 140 East 45th Street 24th Floor New York, New York 10017	9,610,630	6.1%
BlackRock[(2)] 40 East 52nd Street New York, New York 10022	9,169,704	5.83%
Cadian Capital Management, LLC[(3)] 535 Madison Avenue 36th Floor New York, New York 10022	8,431,458	5.36%

(1) Information is based on a Schedule 13G/A filed with the SEC on February 14, 2012 by Greenlight Capital, L.L.C. ("Greenlight"), Greenlight Capital, Inc. ("Greenlight Inc."), DME Management GP, LLC ("DME Management"), DME Advisors LP ("DME Advisors"), DME Capital Management, LP ("DME Capital Management"), DME Advisors GP, LLC ("DME Advisors GP") and David Einhorn (collectively, the "Greenlight Entities"), reporting beneficial ownership of the Company's stock as of December 31, 2011. In this filing Greenlight reported shared voting and dispositive power with respect to 3,207,440 of such shares, which are held for the accounts of certain investment funds for which it is the general partner. Greenlight Inc. reported shared voting and dispositive power with respect to 7,120,685 of such shares, which are held for certain accounts for which it acts as investment manager. DME Management reported shared voting and dispositive power with respect to 700,109 of such shares, which are held for the account of an investment fund for which it is the general partner. DME Advisors reported shared voting and dispositive power with respect to 1,421,800 of such shares, which are held for the account of a managed account for which it acts as investment manager. DME Capital Management reported shared voting and dispositive power with respect to 1,068,145 of such shares, which are held for the account of certain investment funds for which it acts as investment manager. DME Advisors GP, as the general partner of DME Advisors and DME Capital Management, reported shared voting and dispositive power with respect to 2,489,945 of such shares, which are held for certain accounts for which either DME Advisors or DME Capital Management acts as investment manager. David Einhorn reported shared voting and dispositive power with respect to all 9,610,630 of such shares as principal of Greenlight, Greenlight Inc., DME Management, DME Advisors, DME Capital Management and DME Advisors GP. Each of the Greenlight Entities disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of the Company's stock.

(2) Information is based on a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on February 13, 2012, reporting beneficial ownership of the Company's stock as of December 31, 2011. According to this filing, BlackRock beneficially owns, and has the sole power to vote and to dispose of or direct the disposition of these 9,169,704 shares.

(3) Information is based on a Schedule 13G/A filed by Cadian Capital Management, LLC and Eric Bannasch with the SEC on February 14, 2012, reporting beneficial ownership of the Company's stock as of December 31, 2011. According to this filing, Cadian Capital Management, LLC and Eric Bannasch have shared voting power and shared dispositive power with respect to 8,431,458 shares.

ELECTION OF DIRECTORS
(Item 1 on Proxy Card)

The Board of Directors of NCR (the "Board") is currently divided into three classes. Directors hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successors are elected and qualified. One of the three classes is elected each year to succeed the directors whose terms are expiring. The terms for the directors in Classes A, B and C of the Board expire at the annual meetings of stockholders in 2012, 2013, and 2014, respectively.

Proxies solicited by the Board will be voted for the election of each of the nominees, unless you withhold your vote on your proxy. The Board has no reason to believe that any of these nominees will be unable to serve. However, if one of them should become unavailable prior to the Annual Meeting, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute, shares represented by proxies will be voted for the substitute nominee.

The name, age, principal occupation, other business affiliations and certain other information regarding each nominee for election as a director and each director whose term of office continues is below. The age reported of each director is as of the date of filing of this proxy statement.

The Board of Directors recommends that you vote FOR each of the following nominees for election as a director.
Proxies received by the Board will be voted FOR all nominees unless they specify otherwise.

Class A—Current Terms Expiring in 2012 and New Terms Expiring in 2015:

William R. Nuti, 48, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and is a member of its Finance and Compensation Committees. Mr. Nuti became a director of NCR on August 7, 2005. In recommending Mr. Nuti as a nominee for election as a director of the Company, the Committee on Directors and Governance considered his current role as Chief Executive Officer and President of the Company, his experience as a director of another public company, his previous experience as President and Chief Executive Officer of Symbol Technologies, his previous experience as Senior Vice President at Cisco Systems, and the responsibilities associated with these positions. Mr. Nuti's demonstrated management and leadership experience, and global sales and operations experience, were also skills and attributes that led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Gary J. Daichendt, 60, has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, Inc. Mr. Daichendt is also Chairman of ShoreTel Inc. Mr. Daichendt became a director of NCR on April 26, 2006. In recommending Mr. Daichendt as a nominee for election as a director of the Company, the Committee on Directors and Governance considered his previous experience as President and Chief Operating Officer of Nortel Networks Corporation, his previous experience as Executive Vice President, Worldwide Operations, for Cisco Systems, and the responsibilities associated with these positions.

Mr. Daichendt's demonstrated management experience, financial literacy and independence were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Robert P. DeRodes, 61, is the founder of DeRodes Enterprises, LLC, a Georgia based corporation that primarily provides information technology and business operations consulting, as well as management advisory services. Prior to this position, Mr. DeRodes served as Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company, from October 2008 to July 2010. Prior to First Data Corporation, Mr. DeRodes served as Executive Vice President and Chief Information Officer of The Home Depot, Inc., a home improvement retailer, from February 2002 to October 2008 and as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer of Delta Air Lines, Inc., from September 1999 until February 2002. Mr. DeRodes became a director of NCR on April 23, 2008. In recommending Mr. DeRodes as a nominee for election as a director of the Company, the Committee on Directors and Governance considered the scope of his previous experience as Executive Vice President, Global Operations & Technology of First Data Corporation, his previous experience as Executive Vice President and Chief Information Officer of The Home Depot, Inc., his previous experience at Delta Technology, Inc. and Delta Air Lines, Inc., and the responsibilities associated with these positions. Mr. DeRodes' demonstrated management experience, information technology experience, understanding of the financial services, retail and transportation industries, and independence led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Directors Whose Terms of Office Continue

Class B—Current Terms Expiring in 2013:

Quincy L. Allen, 51, was Chief Executive Officer of Vertis Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies, from April 2009 to December 2010. Prior to this position, Mr. Allen was President, Global Business and Strategic Marketing Group, at Xerox Corporation, a document management technology and services company, from January 2009 to April 2009. Prior to assuming this position, Mr. Allen was President, Production Systems Group, at Xerox from December 2004 until January 2009. From 2003 to 2004, he was Senior Vice President at Xerox Business Group Operations, and from 2001 to 2003, he was Senior Vice President, North American Services and Solutions at Xerox. Mr. Allen was also a director of Gateway Inc. from January 2006 to October 2007, when Gateway was merged with and into a wholly-owned subsidiary of Acer Inc. While Mr. Allen was serving as Chief Executive Officer, Vertis, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in November 2010. Mr. Allen became a director of NCR on January 28, 2009. In determining Mr. Allen should continue serving as a director of the Company, the Committee on Directors and Governance considered Mr. Allen's experience as Chief Executive Officer of Vertis, Inc., his prior experience with Xerox Corporation, and the responsibilities associated with these positions. Mr. Allen's demonstrated management experience, independence, and financial literacy were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Edward "Pete" Boykin, 73, was Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation ("CSC"), an information technology services company he joined in 1966, from July 2001 to June 2003. Mr. Boykin is also a director of Teradata Corporation. Mr. Boykin became a director of NCR on June 5, 2002. In determining Mr. Boykin should continue serving as a director of the Company, the Committee on Directors and Governance considered Mr. Boykin's experience at CSC, a multi-billion dollar international company with complex accounting issues, including among other things, his extensive experience evaluating financial statements in his former position as CSC's President and Chief Operating Officer, his past experience managing major acquisitions at CSC, and his former role on CSC's disclosure committee. In addition to these attributes, the Committee on Directors and Governance considered Mr. Boykin's financial literacy and independence in concluding that his abilities would meet the needs of the Board of Directors.

Linda Fayne Levinson, 70, was Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, from July 2006 until May 2010 when it was merged into Epic Advertising. From February 2006 through July 2006, Ms. Levinson was Interim Chief Executive Officer and Chair of Vendare Media, a predecessor company to Connexus. Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm, an executive at American Express running its leisure travel and tour business, and a Partner at McKinsey & Co. Ms. Levinson was a director of DemandTec, Inc. from June 2005 until February 2012 when it was acquired by International Business Machines Corporation. Ms. Levinson is currently a director of Jacobs Engineering Group Inc., Ingram Micro Inc., and The Western Union Company. Ms. Levinson became a director of NCR on January 1, 1997 and was appointed the Independent Lead Director of the NCR Board of Directors on October 1, 2007. In determining Ms. Levinson should continue serving as a director of the Company, the Committee on Directors and Governance considered her long experience as a public company director and a committee chair, starting in 1991, and her experience as a director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc. and The Western Union Company, as well as her general management experience at American Express and Vendare Media, her strategic experience at McKinsey & Company and her investment experience at GRP Partners and Wings Partners. Ms. Levinson's extensive management and leadership experience, independence, her in-depth knowledge of corporate governance issues and her diversity of perspective were also skills and attributes that led the Committee on Directors and Governance to conclude that her abilities would meet the needs of the Board of Directors.

Class C—Current Term Expiring in 2014:

Richard L. Clemmer, 60, is President and Chief Executive Officer of NXP B.V., a semiconductor company, a position he has held since January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Prior to this position, Mr. Clemmer served as President and Chief Executive Officer of PurchasePro.com, Inc. While Mr. Clemmer was serving as Chief Executive Officer, PurchasePro.com, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 12, 2002, and, with the bankruptcy court's authorization, completed a sale of substantially all of its assets on January 17, 2003. Mr. Clemmer became a director of NCR on April 23, 2008. During the past 5 years, Mr. Clemmer was a director of i2 Technologies, Inc. and Trident Microsystems Inc. In determining Mr. Clemmer should continue serving as a director of the Company, the Committee on Directors and Governance considered his experience in his position at NXP B.V. and his former positions with Kohlberg Kravis Roberts & Co., and Agere Systems Inc. Mr. Clemmer's demonstrated management experience, independence, and financial literacy were also attributes that led the Committee on Directors and Governance to conclude that his skills would meet the needs of the Board of Directors.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the Board stay informed of the Company's business by participating in Board and committee meetings (including regular executive sessions of the Board), by reviewing materials provided to them prior to meetings and otherwise, and through discussions with the Chief Executive Officer and other members of management and staff.

Corporate Governance

NCR's Board of Directors is elected by the stockholders to govern the affairs of the Company. The Board selects the senior management team, which is charged with conducting the Company's business. Having selected the senior management team, the Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company's strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its responsibilities, the Board of Directors has adopted Corporate Governance Guidelines on significant corporate governance issues, including, among other things, director independence, committee membership and structure, meetings and executive sessions, and director selection, training and retirement. The Corporate Governance Guidelines, as well as the Board's committee charters, are found under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about-ncr/corporate-governance. You also may obtain a written copy of the Corporate Governance Guidelines, or any of the Board's committee charters, by writing to NCR's Corporate Secretary at the address listed on page 15 of this proxy statement.

The Corporate Governance Guidelines reflect, among other things, the belief of the Board of Directors that a substantial majority of its members should be independent, and the Board has established standards to assist it in determining director independence. These standards, which meet, and in some cases exceed, the independence guidelines for directors under the NYSE listing standards, are set forth below and are included as Exhibit B to the Corporate Governance Guidelines. Consistent with the Corporate Governance Guidelines, on an annual basis the Board, with input from the Committee on Directors and Governance, determines whether each non-employee Board member is considered independent, taking into account the following factors, in addition to those other factors it may deem relevant:

- has not been an employee of the Company or any of its affiliates, or affiliated with the Company, within the past five years;
- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates for at least five years after the end of such affiliation or auditing relationship;
- has not for the past five years been a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company or an employee or owner of a firm that is such a paid advisor, service provider or consultant;
- does not, directly or indirectly, have a material relationship (such as being an executive officer, director, partner, employee or significant stockholder) with a company that has made payments to or received payments from the Company that exceeded, in any of the previous three fiscal years, the greater of $1 million or 2% of the other company's consolidated gross revenues;
- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;
- has not been employed by another corporation that has (or had) an executive officer of the Company on its board of directors during the past five years;

- has not received compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service for the past five years; and
- is not and has not been for the past five years, a member of the immediate family of (i) an officer of the Company, (ii) an individual who receives or has received during any twelve-month period more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service that is not contingent on continued service, (iii) an individual who, with respect to the Company's independent auditors or their affiliates, is a current partner or a current employee personally working on the Company's audit or was a partner or employee and personally worked on the Company's audit, (iv) an individual who is an executive officer of another corporation that has (or had) an executive officer of the Company on its board of directors, (v) an executive officer of a company that has made payment to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues, or (vi) any director who is not considered an independent director.

NCR's Board of Directors has determined that all of the Company's non-employee directors and nominees, namely Quincy L. Allen, Edward (Pete) Boykin, Richard L. Clemmer, Gary J. Daichendt, Robert P. DeRodes and Linda Fayne Levinson are independent in accordance with the NYSE listing standards and the Company's Corporate Governance Guidelines.

The Board of Directors met eleven times last year. During 2011, each incumbent member of the Board attended 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which such person has been a director) and (ii) the total number of meetings held by all committees of the Board on which such person served (during the periods that such person served). In addition, while the Company has no formal policy regarding director attendance at its annual meeting of stockholders, NCR's directors are encouraged to attend the Company's annual meetings. All of the directors then in office attended the Company's 2011 annual meeting of stockholders.

Board Leadership Structure and Risk Oversight

As set out in the Corporate Governance Guidelines, the Board of Directors does not have a guideline on whether the Chairman and Chief Executive Officer roles should be combined, or whether the role of Chairman should be held by a non-employee director. The Corporate Governance Guidelines instead give the Board the flexibility to select a Chairman as it deems best for the Company from time to time. Under the Corporate Governance Guidelines, if the positions of Chairman and Chief Executive Officer are held by the same person, the Board will select an Independent Lead Director from its independent directors. Additionally, the Board has set out the roles of Chairman/CEO and Independent Lead Director in Exhibit C to the Corporate Governance Guidelines.

Currently the Company's Board of Directors has an integrated leadership structure in which William R. Nuti serves in the combined roles of Chairman and Chief Executive Officer, and Linda Fayne Levinson serves as the Board's Independent Lead Director. The Board believes that this structure promotes greater efficiency through more direct communication of critical information between the Company and the Board. In addition, the Chief Executive Officer's extensive knowledge of the Company uniquely qualifies him, in close consultation with the Independent Lead Director, to both lead the Board in discussing strategic matters and assessing risks, and focus the Board on the issues that are most material to the Company. Combining the roles of Chairman and Chief Executive Officer also has allowed the Company to more effectively develop and communicate a unified vision and strategy to the Company's stockholders, employees and customers.

Consistent with the Corporate Governance Guidelines, the Independent Lead Director has broad authority, as follows. The Independent Lead Director: presides at the executive sessions of the non-employee directors and at all Board meetings at which the Chairman is not present; serves as liaison between the Chairman and the independent directors; frequently communicates with the Chief Executive Officer; is authorized to call meetings of the independent directors; obtains Board member and management input and, with the Chief Executive Officer, sets the agenda for the Board; approves meeting schedules to assure there is sufficient time for discussion of all agenda items; works with the Chief Executive Officer to ensure that Board members receive the right information on a timely basis; stays current on major risks and focuses the Board members on such risks; molds a cohesive Board; works with the Committee on Directors and Governance to evaluate Board and committee performance; facilitates communications among directors; assists in recruiting and retention of new Board members; in conjunction with the Chairman and Committee on Directors and Governance, ensures that committee structure and committee assignments are appropriate and effective; works with the Committee on Directors and Governance to ensure outstanding governance processes; leads discussions regarding CEO performance, personal development and compensation; and, if requested by major stockholders of the Company, is available for consultation and direct communication with such stockholders. Additionally, the leadership and oversight of the Board's other independent directors continues to be strong, and further structural balance is provided by the Company's well-established corporate governance policies and practices, including its Corporate Governance Guidelines. Independent directors account for six out of seven of the Board's members, and make up all of the members of the Board's Compensation and Human Resource Committee, Audit Committee and Committee on Directors and Governance. Additionally, among other things, the Board's non-employee directors meet regularly in executive session with only the non-employee directors present.

The Board has had several years of successful experience with this leadership structure – in which the roles of Chairman and Chief Executive Officer are combined and an Independent Lead Director is selected – and, taking into account these factors, has determined that this leadership structure is most appropriate and effective for the Company at this time.

The Board's involvement in risk oversight includes receiving regular reports from members of senior management and evaluating areas of material risk to the Company, including operational, financial, legal and regulatory, strategic and reputational risks. The Audit Committee of the Board is responsible for overseeing the assessment of financial risk as well as general risk management programs. In carrying out this responsibility, the Audit Committee regularly evaluates the Company's risk identification, risk management and risk mitigation strategies and practices. In addition, the Audit Committee receives and reviews reports prepared by the Company's Enterprise Risk Management leader on an annual basis and provides a summary of this risk assessment to the Board. In general, the reports identify, analyze, prioritize and provide the status of major risks to the Company. In addition, the Compensation and Human Resource Committee of the Board regularly considers potential risks related to the Company's compensation programs as discussed below, and the Committee on Directors and Governance also considers risks within the context of its committee charter responsibilities, including legal and regulatory compliance risks. The Audit Committee, Compensation and Human Resource Committee and Committee on Directors and Governance each report at the next meeting of the Board all significant items discussed at each committee meeting, which includes a discussion of items relating to risk oversight. Finally, in 2011, the Company instituted an Executive Risk Committee comprised of members of senior management. The chair of the Company's Executive Risk Committee presents its findings annually to the Board. We believe the leadership structure of the Board effectively facilitates risk oversight by the Board as a result of (i) the role of the Board committees in risk identification and mitigation, (ii) the direct link between management and the Board achieved by having one leader serve as Chairman and Chief Executive Officer, and (iii) the role of our active Independent Lead Director whose duties include ensuring the Board reviews and evaluates major risks to the Company, as well as measures proposed by management to mitigate such risks. These elements work together to ensure an appropriate focus on risk oversight.

Compensation Risk Assessment

The Company has historically maintained a prudent and appropriately risk-balanced approach to its incentive compensation programs to ensure that such programs promote the long-term interests of our stockholders and do not contribute to unnecessary risk-taking, and will continue to do so. The Board of Directors, through its

Compensation and Human Resource Committee, regularly engages in a process to evaluate whether its executive and broad-based compensation programs contribute to unnecessary risk-taking and has concluded that the risks arising from these programs are not reasonably likely to have a material adverse effect on the Company. The Committee directly engages its compensation consultant, Frederic W. Cook & Co., Inc. ("FWC"), to assist the Committee in its evaluation. In accordance with the Committee's direction, FWC performs a compensation risk assessment of the Company's executive and broad-based compensation programs and makes an independent report to the Committee. The risk assessment completed by FWC in 2011 concluded that the Company's executive and broad-based compensation programs do not present any area of significant risk, noting that the plans are well-aligned with the Committee's compensation design principles and that individual business units do not pose a significant risk to the overall enterprise given the interdependence of key business units and the management of cross-enterprise risks. The only significant change to our compensation program since the 2011 risk assessment was the adoption of the Economic Profit Plan which the Company and FWC determined did not present an area of significant risk. Additionally, the Committee noted in its evaluation that the risk associated with the Company's executive and broad-based compensation programs has decreased due to the addition of a claw back policy in the Company's global sales incentive plan, and that the Company has implemented a claw back policy (referred to as the Compensation Recovery Policy) and stock ownership guidelines for its directors and officers, each of which further supports the risk-balanced approach to incentive compensation.

Committees of the Board

NCR's Board of Directors has four standing committees: the Audit Committee, the Compensation and Human Resource Committee, the Committee on Directors and Governance and the Executive Committee. The Board has adopted a written charter for each such committee that sets forth the committee's mission, composition, and responsibilities. Each charter can be found under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about-ncr/corporate-governance.

The members of each committee as of the end of fiscal 2011 and the number of meetings held in fiscal 2011 are shown below:

Name	Audit Committee	Compensation and Human Resource Committee	Committee on Directors and Governance	Executive Committee
Quincy L. Allen	X			
Edward (Pete) Boykin	X*		X	X
Richard L. Clemmer	X			
Gary J. Daichendt		X	X*	X
Robert P. DeRodes		X		
Linda Fayne Levinson		X*	X	X
William R. Nuti				X*
Number of meetings in 2011	10	8	4	0

*Chair

Audit Committee: The Audit Committee is the principal agent of the Board of Directors in overseeing: (i) the quality and integrity of the Company's financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm; (iv) the performance of the Company's internal auditors; and (v) the integrity and adequacy of internal controls and the quality and adequacy of disclosures to stockholders. The committee also:

- selects, evaluates, sets compensation for and, where appropriate, replaces the Company's independent registered public accounting firm;
- pre-approves all audit and non-audit services to be performed by the Company's independent registered public accounting firm;
- reviews and discusses with the Company's independent registered public accounting firm its services and quality control procedures and the Company's critical accounting policies and practices;
- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;
- prepares the report required by the SEC to be included in the Company's annual proxy statement;
- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;
- reviews the Company's periodic SEC filings and quarterly earnings releases;
- reviews and discusses with the Company's Chief Executive Officer and Chief Financial Officer the procedures they follow to complete their certifications in connection with NCR's periodic filings with the SEC;
- discusses management's plans with respect to the Company's major financial risk exposures; and
- reviews the effectiveness of the Internal Audit function, including compliance with the *Institute of Internal Auditors' International Professional Practices Framework for Internal Auditing consisting of the Definition of Internal Auditing, Code of Ethics and the Standards.*

Each member of the Audit Committee is independent and financially literate as determined by the Board under applicable SEC and NYSE standards. In addition, the Board has determined that Messrs. Boykin, Allen and Clemmer are each an "audit committee financial expert," as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from the Company, other than Board compensation described below under the caption "Director Compensation," as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on no more than two other audit committees of boards of directors of public companies, unless the Board of Directors evaluates and determines that these other commitments would not impair the member's effective service to the Company.

Compensation and Human Resource Committee: This committee provides general oversight of the Company's management compensation philosophy and practices, benefit programs and strategic workforce initiatives and oversees the Company's leadership development plans. In doing so, the committee reviews and approves the Company's total compensation goals, objectives and programs covering executive officers and key management employees as well as the competitiveness of NCR's total executive officer compensation practices. The committee also:

- evaluates and reviews the performance levels of the Company's executive officers and determines base salaries, equity awards, incentive awards and other compensation for such officers;
- discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive sessions of the Board of Directors;

- reviews and recommends to the Board of Directors for its approval, the Company's executive compensation plans;
- reviews and approves employment, severance, change in control and similar agreements and arrangements for the Company's executive officers;
- reviews management's proposals to make significant organizational changes or significant changes to existing executive officer compensation plans;
- periodically assesses the risk associated with the Company's compensation programs; and
- oversees the Company's plans for management succession and development.

This committee may delegate its authority to the Company's Chief Executive Officer to make equity awards to individuals (other than executive officers) in limited instances.

This committee is authorized to and has directly engaged its compensation consultant, FWC, to review the Company's long-term incentive program, the Management Incentive Plan (which we refer to as the MIP), the Economic Profit Plan (which we refer to as the EPP) and other key programs related to the compensation of executive officers. As directed by the committee, the consultant: provides a competitive assessment of the Company's executive compensation programs relative to our compensation philosophy; reviews our compensation peer group companies; provides expert advice regarding compensation matters for our executive officers, including the Chief Executive Officer; provides information about competitive market rates; assists in the design of the variable incentive plans and the establishment of performance goals; assists in the design of other compensation programs and perquisites; assists with Section 162(m) and Section 409A compliance, disclosure matters, and other technical matters; and conducts a risk assessment of the Company's compensation programs and is readily available for consultation with this committee and its members regarding such matters.

The Board of Directors has determined that each member of the Compensation and Human Resource Committee is independent.

Committee on Directors and Governance: This committee is responsible for reviewing the Board's corporate governance practices and procedures, including the review and approval of each related party transaction under the Company's Related Person Transaction Policy (unless the committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors), and the Company's ethics and compliance program, and:

- establishes procedures for evaluating the performance of the Board of Directors and oversees such evaluation;
- reviews and makes recommendations to the Board concerning director compensation; and
- reviews the composition of the Board of Directors and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors.

The Committee on Directors and Governance is authorized to engage consultants to review the Company's director compensation program.

The Board of Directors has determined that each member of the Committee on Directors and Governance is independent.

Executive Committee: This committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the Bylaws or approving a merger that requires stockholder approval. This committee meets between regular Board meetings if urgent action is required.

Selection of Nominees for Directors

The Committee on Directors and Governance and our other directors are responsible for recommending nominees for membership to the Board and the director selection process is described in detail in the Board's Corporate Governance Guidelines. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer, and, in the event the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the Independent Lead Director, and will consider individuals recommended for Board membership by the Company's stockholders in accordance with the Company's Bylaws and applicable law.

The Board's Corporate Governance Guidelines include director qualification guidelines for directors standing for re-election and new candidates for membership on the Board. All candidates are evaluated by the Committee on Directors and Governance using these qualification guidelines. In accordance with the guidelines, as part of the selection process, the committee examines candidates' business skills and experience (including financial literacy), independence, demonstrated leadership, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The committee also considers those other factors it may deem relevant, including the needs of the Board and other attributes of the candidate. In addition, although there is no specific policy on considering diversity, the Board and the Committee on Directors and Governance believe that Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, ethnicity, experience, functional background and professional experience. The Board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as NCR directors and may from time to time engage outside search firms to assist in identifying and contacting qualified candidates.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing to the Company's Corporate Secretary at NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096-5810. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders who want to nominate directors for election at NCR's next annual meeting of stockholders must follow the procedures described in the Company's Bylaws, which are available under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about-ncr/corporate-governance. See "Procedures for Stockholder Proposals and Nominations" on page 70 of this proxy statement for further details regarding how to nominate directors.

The directors nominated by the Board of Directors for election at the 2012 Annual Meeting were recommended by the Committee on Directors and Governance for election at the Annual Meeting. All of the candidates for election are currently serving as directors of the Company and have been determined by the Board to be independent.

Communications with Directors

Stockholders or interested parties wishing to communicate directly with NCR's Board of Directors, the Independent Lead Director or any other individual director, the Chairman of the Board, or NCR's independent directors as a group are welcome to do so by writing NCR's Corporate Secretary at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810. The Corporate Secretary will forward appropriate communications. Any matters reported by stockholders relating to NCR's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/or confidential communications with the Board of Directors may also be made by writing to this address. For more information on how to contact NCR's Board, please see the Company's Corporate Governance website at http://www.ncr.com/about-ncr/corporate-governance/contact-corporate-governance.

Code of Conduct

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees. The Code of Conduct is available on the Company's Corporate Governance website at http://www.ncr.com/about-ncr/corporate-governance/code-of-conduct. To receive a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company is required to report in this proxy statement any failure to file or late filing occurring during the fiscal year ended December 31, 2011. Based solely on a review of filings furnished to the Company and other information from reporting persons, the Company believes that all of these filing requirements were satisfied by its directors, officers, and 10% beneficial owners.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

2011 Financial Highlights. Despite the ongoing global economic uncertainty, the Company was able to achieve above-plan financial results, consistently exceed market expectations and complete some record-setting operational milestones summarized as follows:

- Our revenue increased to $5.4 billion for 2011, representing growth of 13% over 2010, driven largely by taking market share, expanding opportunities with our channel partners and delighting our customers.
- Our Non-Pension Operating Income (NPOI) increased to $433.5 million for 2011, representing a 28% increase over 2010 and our highest NPOI result for a single performance year, driven largely by changing our product mix to higher margin offerings (including expansion of software and services delivered).
- We finished 2011 with an order backlog of over $1.0 billion, representing a 14% increase over 2010 and finishing with the highest order backlog in a performance year.
- Our stock price was up 7% over 2010 (based on the year-over-year closing price on December 31), and is up 43% as of February 14, 2012 (the proxy record date) over the December 31, 2010 closing price.
- We acquired Radiant Systems, Inc. on August 24, 2011, for approximately $1.2 billion, furthering our goal of creating a superior portfolio of multi-channel solutions and bringing new value to customers by combining NCR's global footprint and services capabilities with Radiant's advanced software and strong channel partner network.

The achievement of these results is reflected in our total shareholder return. Our one-year and two-year total shareholder returns are 16% and 29% respectively, as measured between the release of our full year financial results. This ranks us second for both one-year and two-year total shareholder return among the group of 18 peer companies that we use for determining executive compensation. These results reflect our strong rebound from the difficult financial circumstances that affected our financial performance in 2008 and 2009. As demonstrated by the "*Pay for Performance Highlights/Granted Value vs. Realized Value*" chart on page 18 of this proxy statement, a comparison of our performance during the period from 2008 through 2011 to the compensation actually realized by our CEO demonstrates that our pay for performance compensation philosophy achieves its objectives of rewarding our executives in the high performance years and penalizing them in the low performance years.

Pay for Performance Highlights/Performance Compensation Mix. In accordance with our compensation philosophy, compensation of our Named Executive Officers is significantly performance-based. The portion of performance-based "at risk" compensation increases directly with the executive's role and responsibility within the Company, ensuring our senior officers are held most accountable to our stockholders. Of the target total direct compensation offered to our Chief Executive Officer in 2011, 62% percent was performance-based. (If the one-time special grant of RSUs described on page 30 of this proxy statement is excluded, 75% would be considered performance-based). Of the target total direct compensation offered to our Named Executive Officers in 2011 (excluding the Chief Executive Officer), an average of 61% percent was performance-based.

Total Direct Compensation Pay Mix:

CEO Pay Mix	NEO Pay Mix


12%
18%
70%
Base Salary
Annual Incentive
Long-Term Incentive


23%
53%
24%
Base Salary
Annual Incentive
Long-Term Incentive

Performance-Based vs. Fixed Pay Mix:

CEO Pay Mix	NEO Pay Mix


38%
62%
Fixed
Performance-Based


39%
61%
Fixed
Performance-Based

Pay for Performance Highlights/Granted Value vs. Realized Value. Because a significant portion of the compensation of our Named Executive Officers is both performance-based and "at risk", we review the "granted" vs. "realized" compensation to track the effectiveness of our pay for performance executive compensation design. For this purpose, we compare the value of each award at the time it is granted to the amount the executive realized as a result of the success or failure in achieving short-term and long-term goals and the price of the Company's stock at the time an equity award pays out. The following table, which is different than our Summary Compensation Table on page 39 of this proxy statement, shows the "granted" vs. "realized" compensation for the Chief Executive Officer for the 2008 to 2011 fiscal years:

		Compensation "Granted"(1)				Compensation "Realized"(2)				CEO Compensation "Realized" vs. "Granted"
Name	Year	Base	Bonus	LTI	Total	Base	Bonus	LTI	Total	
William Nuti	2011	$1.0M	$1.5M	$6.3M	$8.8M	$1.0M	$2.7M	$8.4M	$12.1M	138%
	2010	$1.0M	$1.5M	$9.5M	$12.0M	$1.0M	$1.5M	$14.1M	$16.6M	138%
	2009	$1.0M	$1.4M	$5.8M	$8.2M	$1.0M	$0.0M	$4.4M	$5.4M	66%
	2008	$1.0M	$1.1M	$4.5M	$6.6M	$1.0M	$1.4M	$0.0M	$2.4M	36%

(1) Compensation "Granted" includes: base salary, target bonus, and grant date fair value of all equity awards granted in the applicable year.

(2) Compensation "Realized" includes: base salary, actual bonus received, the fair market value of outstanding awards as of December 31, 2011, and the EPP payout earned for the current performance period (33% payable in August). The 2010 annual performance-based LTI award granted on February 23, 2010 is currently reflected at "maximum" (150% payout earned). The 2011 annual performance-based LTI award granted February 22, 2011 is also currently reflected at "maximum" (150% preliminary payout subject to 2012 results).

By comparison, Company performance achieved during the same time period is summarized below:

	CEO Compensation Realized/Earned			Company Performance		
Year	Compensation "Realized" vs. "Granted"	Bonus Payout Earned	Performance LTI Award Earned(1)	NPOICC Results	NCR 1-Year Total Shareholder Return (TSR)(2)	NCR 1-Year TSR Percent Rank for Peer Group(2)
2011	138%	179%	150%	$297.2M	7%	96%
2010	138%	100%	150%	$229.0M	38%	88%
2009	66%	0%	0%	$216.1M	(21%)	3%
2008	36%	125%	0%	$305.9M	(44%)	61%

(1) The 2010 annual performance-based LTI award granted on February 23, 2010 is currently reflected at "maximum" (150% payout earned). The 2011 annual performance-based LTI award granted on February 22, 2011 is also currently reflected at "maximum" (150% preliminary payout subject to 2012 results).
(2) This TSR/Percent Rank measurement is from fiscal year end to fiscal year end.

The Chief Executive Officer's realized pay for 2008 to 2011 shows a very strong correlation to Company performance measured by total shareholder return in the respective years, demonstrating that our pay for performance compensation design is achieving its goal of rewarding high performance and penalizing low performance.

2011 Compensation Program Highlights. The Company's compensation programs in 2011 were consistent with its philosophy of paying for performance, aligning the interests of executives with the interests of stockholders, attracting and retaining executive talent, and adopting competitive, best-practices compensation programs appropriate for the Company. Specific examples of actions taken by the Company to carry out this philosophy include the following:

- Established aggressive operating performance goals for 2011 under our annual incentive plan (the 2011 Amended and Restated NCR Management Incentive Plan or "MIP") and the performance-based shares issued as long-term incentives ("LTI").
- Changed the 2011 performance metric for the maximum amount of awards granted under the MIP from "earnings before income taxes" to "non-pension operating income," which we view as a better metric for measuring management team operating performance because it relates directly to those aspects of corporate performance over which management retains control.
- Adopted the NCR Corporation 2011 Economic Profit Plan ("EPP") as a new component of our LTI program. As described in more detail below, the EPP provides a portion of our long-term incentives as cash incentive pay, by focusing management on value creation for the stockholder.
- Changed the mix of our annual equity-based LTI awards to eliminate stock options and deliver only restricted stock units, of which 75% are performance-based and 25% are time-based.
- Amended the Company's robust stock ownership guidelines to increase our Chief Executive Officer's stock ownership requirement from three times base salary to six times base salary.

Current Best Practices

In addition to the features listed above under "2011 Compensation Program Highlights," some of the Company's other best practices in executive compensation include:

- Strong claw back policy
- Robust executive stock ownership guidelines for all Named Executive Officers
- No excise tax gross-ups for new participants in the Company's Change in Control Severance Policy

- No tax gross-ups on any perquisites other than standard relocation benefits
- All U.S. defined benefit pension plans are frozen (qualified and non-qualified)

Our Named Executive Officers and Key Components of Compensation

Named Executive Officers. The Compensation and Human Resource Committee (the "Committee") has the sole authority to make all compensation-related decisions for the Company's Named Executive Officers (our "NEOs"). This *Compensation Discussion and Analysis* ("CD&A") discusses and analyzes compensation decisions for 2011 for the NEOs identified below. For additional information regarding the compensation of the NEOs, refer to the Executive Compensation tables below.

For 2011, the NEOs are the following executive officers of the Company:

Name	Executive Leadership Role
William R. Nuti	Chairman of the Board, Chief Executive Officer and President
Robert P. Fishman	Senior Vice President and Chief Financial Officer
John G. Bruno	Chief Technology Officer and Executive Vice President, Corporate Development
Peter A. Leav	Executive Vice President, Global Sales, Professional Services and Consumables
Peter A. Dorsman	Executive Vice President, Industry Solutions Group and Global Operations

Key Components of Compensation. The key components of the Company's compensation program and the purpose of each component can be summarized as follows:

Component of Compensation	Primary Purpose
Base Salary	Provide the security of a competitive fixed amount of cash income and promote appropriate risk taking
Annual Incentive Plan	Provide motivation to achieve pre-established annual performance objectives and thereby enhance stockholder value
Long-Term Equity Incentives • Performance-based restricted stock units • Time-based restricted stock units	Retain and motivate executives to build stockholder value over the life of the grant
Long-Term Cash Incentives • Economic Profit Plan	Retain and motivate executives to build stockholder value over the performance period and during the extended payout period
Other Benefits	Provide competitive benefits consistent with best practices where appropriate for the Company
Claw Back Policy	Discourage excessive risk taking
Stock Ownership Guidelines	Maintain alignment of interests with stockholders

Executive Compensation Philosophy and Framework

Executive Compensation Philosophy. NCR's compensation programs are designed to reward executives for achieving and exceeding the Company's strategic business and financial goals by emphasizing those areas under the direct control of our executive team. In determining the compensation structure, the Committee considers the actions required to achieve our strategic goals, support the needs of our customers, attract and retain talent, and establish a common interest between our executives and stockholders. The Committee regularly evaluates our compensation programs in an attempt to ensure they are consistent with the short-term and long-term goals of both the Company and our stockholders given the dynamic nature of our business and the market in which we compete for talent.

At the 2011 annual stockholder meeting, the Company's stockholders approved the compensation program for the Named Executive Officers with 83.4% of the votes cast. The Company believes this vote reflected stockholder approval of its pay for performance philosophy and the absence of pay practices that stockholders consider problematic. Most of the pay decisions made for the NEOs for 2011 were determined by the Committee prior to receiving the results of our first "say on pay" vote at the 2011 annual stockholders meeting and the Committee generally continued to apply the same principles in determining the amounts and types of executive compensation for 2011 as outlined in our compensation philosophy and framework. Following the 2011 annual stockholders meeting, the Committee also took into account the affirmative stockholder vote on our "say on pay" proposal along with the other elements of our compensation philosophy and framework when determining any subsequent actions, and also considered the results of the vote in refining the development of our compensation program and goal setting as part of the 2012 planning process. The specific compensation amounts in 2011 for each of our Named Executive Officers reflect the continued and significant improvement in the Company's financial performance.

Role of Compensation Consultant. The Committee considers advice and recommendations received from its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FWC") in making executive compensation decisions. FWC is independent of the Company's management, reports directly to the Committee, and has no economic relationships with the Company other than its role advising the Committee. Mr. Nuti, our Chairman of the Board, Chief Executive Officer and President (our "CEO") has not been present during discussions between the Committee and FWC regarding the CEO's compensation and has not been provided a copy of any FWC reports on the CEO's compensation.

Role of Company Executives. The Committee also considers recommendations from our CEO and our Senior Vice President, Human Resources, in designing our executive compensation programs, establishing goals for short-term and long-term incentive awards, and making executive compensation decisions for executives other than our CEO. Our CEO attends each Committee meeting and participates in the general discussion at those meetings. However, neither the CEO nor any member of management provides any recommendations, nor do they participate in any discussions with the Committee, with respect to the CEO's compensation.

External Analysis—Peer Group Analysis and Market Surveys. We use several methods to examine the various elements of our executive compensation program to determine the competitive market and understand current compensation practices. In general, the Committee considers the median of the peer group data described below when establishing base salary, annual incentive and long-term incentive opportunities. However, the Committee retains the flexibility to make adjustments in order to respond to market conditions, promotions, individual performance and internal equity. The Committee reviews broad-based survey data and also considers key business decisions that can impact compensation.

Compensation Peer Group. FWC develops and presents peer group data used by the Committee. This independent analysis typically includes an examination of the cash and equity elements of compensation for the five most highly compensated executives in each peer company and a comparison of the Company's similarly ranked Named Executive Officers to the lower, median and upper quartiles of the peer group. The analysis also includes comprehensive modeling of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which the Committee considers when developing the aggregate annual budget for equity compensation awards.

The unique combination of industries represented by our core business creates challenges in identifying comparable companies for executive compensation benchmarking. We select our peer group by examining other companies in terms of industry, size and recruiting in our GICS (Global Industry Classification Standard) industry group that are of reasonably similar size based on annual revenue, market capitalization, operating income and number of employees. In addition, we look at variances to these metrics based on unique circumstances (for example, the impact of pension income and/or expense). We also consider other companies outside our GICS industry group with which we compete for talent.

We review our peer group at least once per year to ensure it continues to reflect the parameters originally outlined. There were no changes to our compensation peer group used for setting 2011 executive compensation, which consisted of the companies listed below:

NCR's Compensation Peer Group Companies for 2011		
Agilent Technologies, Inc.	Commscope, Inc	Diebold, Incorporated
DST Systems, Inc.	EMC Corporation	Fiserv, Inc.
Harris Corporation	Imation Corp.	Juniper Networks, Inc.
Lexmark International, Inc.	Logitech International SA	NetApp, Inc.
Pitney Bowes Inc.	SanDisk Corporation	Seagate Technology
Symantec Corporation	Tellabs, Inc.	Western Digital Corporation

We believe that the size of these companies, as measured by several metrics, makes them appropriate peers. Based on recent data, as compared to the compensation peer group, the Company's revenue is between the 50th and 75th percentile, the market capitalization is between the 25th and 50th percentile, and the number of employees is slightly above the 75th percentile.

For 2012, the Committee approved the same peer group as above with the following changes: (1) EMC Corporation was removed because revenue and market capitalization were significantly higher than that of NCR; (2) Imation Corp. and Tellabs, Inc. were removed since both companies were below typical size range and focused generally on the hardware component of the industry; and (3) Fidelity Information Services and Science Applications International Corporation (SAIC) were both added as they are software/services companies of comparable size to NCR.

Broad-Based Market Surveys. The Company prepares, on an annual basis, an analysis that compares the compensation of our executives against that of similar roles found in broad-based publicly available executive compensation market surveys. The Company provides this analysis to FWC for inclusion in the annual compensation review. In 2011, we used multiple surveys for this analysis, including surveys concentrated on companies in both general and high-tech industries, which included the Company's competitors and non-competitors. The broad-based surveys are global in nature which enables us to obtain salary structure market data in numerous countries under a consistent methodology to understand market trends and practices. The three surveys utilized were: Towers Watson Compensation Data Base (CDB) – High-Tech Executive Database; Hewitt Total Compensation Management – Executive Survey; and Radford – Global Technology Survey. The surveys covered from 79 to 88 participating companies with a revenue range of $3 billion to either $7 or $10 billion, depending on the survey.

Compensation Benchmarking and Competitive Assessment. FWC prepared a comprehensive analysis and assessment of the competitive position of the compensation for our executives relative to our peer group companies (and broad-based market survey data when appropriate) which is summarized with respect to our Named Executive Officers as follows:

Name	2011 Compensation Benchmark		Competitive Position of "Target" Compensation	Rationale for Current Competitive Position
	Peer Group Proxy Data	General Survey Data		
William Nuti	Chief Executive Officer (100%)	Chief Executive Officer (0%)	At/Above 75th Percentile	Aligned with incumbent's experience/success leading a $10.0B enterprise (NCR with Teradata) and the Board's determination to retain a CEO with a proven capability to lead and grow the company.
Robert Fishman	Chief Financial Officer (75%)	Chief Financial Officer (25%)	Below Median	Multi-year plan developed to align with market median based on performance.
John Bruno	2nd Highest Paid (50%)	Chief Operating Officer (50%)	Between Median and 75th percentile	Aligned with incumbent's vision/leadership delivering innovative product and technology solutions.
Peter Leav	3rd Highest Paid (50%)	Top Sales Role (50%)	At Median	Aligned for achieving "expected" results, with significant upside for exceeding our global sales goals.
Peter Dorsman	4th Highest Paid (50%)	Top Manufacturing Role (50%)	Between Median and 75th percentile	Aligned with incumbent's vision/ extensive experience delivering market-leading production costs.

Internal Analysis—Tally Sheets and Internal Equity. In addition to reviewing the market data described above, the Committee also reviews various internal analyses described below.

Tally Sheets. At each regular Committee meeting considering compensation changes, the Committee reviews tally sheets that show the total compensation opportunity provided to each executive. The tally sheets allow the Committee to review the degree to which current, historic and projected compensation, including unvested equity awards and separation benefits, support the Company's retention objectives. The Committee uses the data in the tally sheets to gauge actual and projected wealth accumulation levels. The tally sheets are also used to compare year-over-year compensation as part of the process of setting compensation for the next year.

Internal Equity. In addition to the tally sheets, management prepares an overview of each executive's base salary, annual incentive targets, and long-term incentive awards in comparison to internal peers. To maintain a fair balance throughout the executive ranks, we strive to ensure a level of consistency in compensation with differences based on the degree of judgment and strategic nature of the role of the executive, as well as each executive's individual performance. For 2011, the total direct compensation (base salary, target value of annual bonus, target value of long-term incentives) of our CEO was approximately 2.5 times the total direct compensation of the next highest-paid Named Executive Officer, John Bruno. The Committee considers this an appropriate ratio, taking into account our CEO's overall leadership responsibility, the market rate of compensation for CEO talent, the strategic nature of his position as the senior executive leading the organization, the extent and scope of his responsibilities, his performance, and his additional role as Chairman of the Board of Directors.

Analysis of 2011 Compensation Decisions

Annual Base Salary. We attempt to set base salaries at a level competitive with our peer group. By doing so, we are able to attract and retain top quality executive talent and ensure that our overall fixed costs are kept at a reasonable level. The Committee reviewed and approved the following base salary actions during 2011:

Summary of 2011 Base Salary Actions and Rationale					
Name	**Base Salary on January 1, 2011**	**Base Salary Increase %**	**Effective Date of Recent Base Salary Action**	**New Base Salary**	**Rationale for Base Salary Action**
William Nuti	$1,000,000	0.0%	August 8, 2005	$1,000,000	No change – competitive
Robert Fishman	$400,000	+12.5%	February 21, 2011	$450,000	Merit increase based on individual performance and market adjustment
John Bruno	$750,000	0.0%	November 29, 2008	$750,000	No change – competitive
Peter Leav	$470,000	+5.3%	February 21, 2011	$500,000	Merit increase based on individual performance;
		+10.0%	November 1, 2011	$550,000	Increase in connection with promotion and increased responsibilities
Peter Dorsman	$405,000	+11.1%	February 21, 2011	$450,000	Merit increase based on individual performance;
		+22.2%	November 1, 2011	$550,000	Increase in connection with promotion and increased responsibilities

Robert Fishman's Base Salary Action. In early 2010, Mr. Fishman was promoted to Senior Vice President and Chief Financial Officer. The increase in his base salary in 2011 is part of a multi-year effort to align Mr. Fishman's pay with market median based on his ongoing performance in his role, and was taken in order to improve the competitive position of Mr. Fishman's target compensation which remains below median for the CFO role based on our peer group.

Peter Leav's Promotion and Base Salary Action. In late 2011, the Company re-organized operations in order to better align organizational structure with the Company's strategic objectives. Peter Leav was promoted to Executive Vice President, Global Sales, Professional Services and Consumables. We increased Mr. Leav's base salary to reflect the addition of the Consumables group to his areas of responsibility and to maintain the competitive position of Mr. Leav's target compensation at, or slightly above, median for his expanded role based on our peer group.

Peter Dorsman's Promotion and Base Salary Action. Also as part of the re-alignment, Peter Dorsman was promoted to Executive Vice President, Industry Solutions Group and Global Operations. This promotion gave Mr. Dorsman the added responsibility for the management of the Industry Solutions Group in an effort to drive tighter alignment between Global Operations and our Lines of Business. We increased Mr. Dorsman's base salary to reflect these increased responsibilities and better maintain his target compensation at, or slightly below, median for his expanded role based on our peer group.

Annual Incentive Plan

Management Incentive Plan (MIP) Description. Annual bonuses under the MIP, which we refer to as a "MIP Bonus", are determined on the basis of a combination of the following factors: (i) the Company's financial performance, (ii) the individual executive's performance, and (iii) customer satisfaction as determined by surveys of customers taken by a third party.

At the beginning of each year, the Committee establishes a target bonus for each NEO as a percentage of base salary. For example, for 2011, the Committee set the CEO's target bonus at 150% of base salary (the "Total Target Bonus"). This Total Target Bonus is broken down into two components: a target bonus of 140% of base salary based on a combination of the Company's performance and the CEO's individual performance (the "MIP Target Bonus") and a target bonus of 10% of base salary based on customer satisfaction (the "Customer Success Target Bonus"). The customer success objective is measured through a bi-annual survey of customers conducted by an independent third party.

As discussed below under "2011 Management Incentive Plan Objectives," the Committee established the Company financial performance goals for 2011 based on non-pension operating income after capital charge ("NPOICC"), which is referred to as the "Core Financial Objective." The Committee established threshold, target and maximum levels for NPOICC, which, if achieved, would result in a preliminary determination of the MIP Bonus at 25%, 100% or 200% of the MIP Target Bonus, respectively. The Committee also established individual performance goals for each executive, referred to as "Management by Objectives" or "MBOs." Based on the extent to which an individual NEO satisfies the MBOs, the Committee determines an "individual performance modifier" that is used to increase or decrease the amount of the MIP Bonus as preliminarily determined. This modifier may be up to 150% for exceptional performance, or may be 0% for poor performance with respect to an executive's MBOs. The Customer Success Bonus payout will be either 10% of base salary if the customer success goal is met or 0% of base salary if the customer success goal is not met.

For 2011, the Committee established incentive targets for the participants in the MIP based on peer group data and positioning within the senior leadership team. The annual cash incentive award opportunity for each of our NEOs is summarized as follows:

Summary of the Management Incentive Plan (MIP) Total Bonus Opportunity for 2011				
Name	MIP Bonus Target (as % of base salary)	Customer Success Target (as % of base salary)	Total 2011 Bonus Target	Total Bonus Payout Range
William Nuti	140%	10%	150%	0% to 430%
Robert Fishman	100%	10%	110%	0% to 310%
John Bruno	100%	10%	110%	0% to 310%
Peter Leav	90%	10%	100%	0% to 280%
Peter Dorsman	75%	10%	85%	0% to 235%

By way of illustration, in the case of the CEO, if the Core Financial Objective had been met at the maximum level, this could have generated a preliminary MIP Bonus of 280% (200% of his 140% Bonus Target). If he had achieved the maximum individual performance modifier of 150%, his bonus could have become 420% (150% of 280%). If the customer success goal (10%) had also been met, his total bonus under the MIP could have been 430% of base salary.

The total bonus produced by the application of the formula described above is also subject to a cap based on the Company's performance. The maximum annual MIP Bonus for the CEO is 1.5% of non-pension operating income ("NPOI"), and the maximum annual MIP Bonus for the other NEOs is 0.75% of NPOI.

2011 Management Incentive Plan Objectives. For 2011, the MIP was amended to use NPOI rather than "earnings before income taxes" as the performance measure for determining the maximum bonus payable under the MIP. This change was made because we believe that NPOI is a better measure of the Company's operational performance because it relates directly to those aspects of corporate performance over which management retains control. In order for any MIP Bonus to become payable for 2011 NPOI had to attain a threshold of $333 million. Not only is this payout threshold significantly greater than the 2010 threshold of $280 million, but it is higher than the Company's actual 2010 NPOI results of $332.7 million. These numbers demonstrate that, even though the Company had shown improved performance in 2010, it required the NEOs to significantly further improve the Company's performance as a condition of receiving a bonus under the MIP for 2011.

Core Financial Objective. The Committee established the 2011 NPOICC Core Financial Objective for threshold, target and maximum performance at $235 million, $270 million and $315 million, respectively. These levels are substantially greater than the levels established for 2010, which were $185 million, $230 million and $275 million, respectively. We used NPOICC as the Core Financial Objective because it (i) reflects our highest business imperative – driving growth in profit by increasing revenue and controlling operating costs, (ii) is balanced with driving a strong focus on asset utilization, working capital and cash flow, (iii) is simple to calculate and easily understood by both employees and stockholders, (iv) is a measure that we can track throughout the year, and (v) is a critical measure investors use to gauge our execution of annual operations.

NPOICC is comprised of two separate metrics: NPOICC = NPOI – Capital Charge.

- NPOI is our income (loss) from operations as reported under generally accepted accounting principles, excluding the impact of our pension expense and special items.
- Capital Charge is our "controllable capital" multiplied by ten percent, which represents our annual weighted average cost of capital.
- "Controllable capital" is our working capital (accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus the sum of property, plant & equipment, other current assets excluding taxes, and capitalized software, minus the sum of accrued payroll and employee benefits liabilities and other current liabilities, excluding taxes and severance.

We exclude the impact of our pension expense and special items since they do not directly relate to an NEO's performance or the Company's operational success. We take into consideration capital charges for the year, because these charges represent our cost of capital as used in our operations and corporate activities. By incorporating capital charges into the performance measure, we are able to ensure the NEOs consider the long- and short-term impact of their decisions. The long-term impact is based on charging a cost of capital for long-term assets to reflect our investors' assumed expected return on equity capital. The short-term financial consequence is based on the charge associated with working capital items such as accounts receivable, inventory and other current assets. As a result, we expect the core financial objective to motivate the NEOs to prudently manage our assets as they work to increase revenue and lower operating costs.

Management by Objectives. The Committee established multiple MBOs for each participating NEO as described below.

Customer Success. Each participating NEO was assigned a 10% customer success cash award target opportunity.

2011 MIP Performance Results and Payouts. Following is a summary of the MIP results and the incentive award payouts approved for each participating NEO for the 2011 performance year. NPOI for the year was $407.0 million (excluding the results of the Radiant Systems, Inc. acquisition and the reclassification of our Healthcare business to discontinued operations), which exceeds the threshold NPOI objective of $333.0 million for the 2011 performance year that was a condition to any payout under the MIP.

	Summary of Management Incentive Plan (MIP) Performance Objectives for 2011				
	2011 Performance Objectives				
MIP Discretionary Objectives	**Threshold** *(25% funded)*	**Target** *(100% funded)*	**Maximum** *(200% funded)*	**2011 Performance Results**	**2011 MIP Payout Funded**
Core MIP Objective (NPOICC)	$235.0M	$270.0M	$315.0M	NPOI Results $407.0M - Capital Charge ($109.8M) NPOICC Results $297.2M	160.4% of Target
Customer Success Objective	Payout linked to the Company's overall Customer Satisfaction Survey Results			Exceeded Expectations	100%

2011 MBOs and Payouts. Following is a summary of the MBOs established by the Committee and the MIP payouts approved for each participating NEO for the 2011 performance year.

William Nuti's 2011 MBO Objectives:

Successful strategic repositioning and corporate transformation as reflected in increased market share, quality of revenue and earnings, increased geographic diversification, capital efficiency and increased stockholder return.

The Committee determined that Mr. Nuti's 2011 individual performance modifier will be 115% to reflect his individual performance relative to achievement of his stated 2011 MBOs. This determination was based on the following factors:

- Strong financial performance and stockholder value creation
- Successful margin expansion
- Acquisition and integration of Radiant Systems, Inc.
- Completion of the strategic alliance with Scopus in Brazil
- Strong end of year order backlog
- Significant executive talent development

Robert Fishman's 2011 MBO Objectives:

- Days Revenue Receivable Outstanding
- Days Billing Outstanding
- Loss on Accounts Receivable
- Expense to Revenue Ratio
- Free Cash Flow Plan
- Effective Tax Rate
- Forecast Accuracy
- Continuous Improvement and Quality

The Committee determined that Mr. Fishman's 2011 individual performance modifier will be 85% to reflect his individual performance relative to achievement of his stated 2011 MBOs. This determination was based on the following performance factors: exceeded expectations on the Continuous Improvement target; achieved target performance on most other objectives, except forecasting the loss on accounts receivable and free cash flow forecast accuracy where the performance was below expectations.

John Bruno's 2011 MBO Objectives:

- Revenue Growth
- Emerging Industries Revenue Growth
- Labor Cost Management
- Forecast Accuracy
- Quality
- Cost Reduction Value Engineering (CRVE)

The Committee determined that Mr. Bruno's 2011 individual performance modifier will be 90% to reflect his individual performance relative to achievement of his stated 2011 MBOs. This determination was based on the following performance factors: achieved target performance for labor cost management and forecast accuracy; slightly below target on revenue growth and CRVE.

Peter Leav's 2011 MBO Objectives:

- Direct Quota-carrying Headcount
- Revenue Growth
- Emerging Industries Growth
- Book to Bill Target
- Forecast Accuracy

The Committee determined that Mr. Leav's 2011 individual performance modifier will be 100% to reflect his individual performance relative to achievement of his stated 2011 MBOs. This determination was based on the following performance factors: consistently achieved on all objectives throughout the year.

Peter Dorsman's 2011 MBO Objectives:

- Labor Cost Management
- Inventory
- Cost of Quality
- Forecast Accuracy
- Quality
- Continuous Improvement Target
- Cost Reduction Value Engineering (CRVE)

The Committee determined that Mr. Dorsman's 2011 individual performance modifier will be 105% to reflect his individual performance relative to achievement of his stated 2011 MBOs. This determination was based on the following performance factors: exceeded expectations on inventory, cost of quality and the continuous improvement target; met expectations on labor cost management; and slightly below target for CRVE.

Summary of Management Incentive Plan (MIP) Participation and Payout for 2011							
Name	2011 Target MIP Payout	2011 MIP Payout Earned as % of Target	2011 Funded MIP Payout (Before IPM)	2011 Individual Performance Modifier	2011 MIP Payout (After IPM)	2011 Customer Success Payout (10% Target)	2011 Total Bonus Payout
William Nuti	$1,400,000	160.4%	$2,245,600	115%	$2,582,440	$100,000	$2,682,440
Robert Fishman	$450,000	160.4%	$721,800	85%	$613,530	$45,000	$658,530
John Bruno	$750,000	160.4%	$1,203,000	90%	$1,082,700	$75,000	$1,157,700
Peter Leav	$457,500	160.4%	$733,830	100%	$733,830	$50,833	$784,663
Peter Dorsman	$350,000	160.4%	$561,400	105%	$589,470	$46,667	$636,137

Annual Long-Term Incentive Plan

Our LTI program ensures that a large portion of total compensation for executives is directly aligned with Company performance and changes in stockholder value that are driven by Company performance. Our LTI programs consist of both equity awards and the EPP program (described below), which is a long-term cash performance plan.

2011 Annual LTI Equity Awards. The use of equity for our long-term incentive plan (i) unites all executives in a common set of performance goals which creates commonality of interests with stockholders, and (ii) enhances the long-term retention aspect of the overall compensation program by requiring executives to remain employed over a multi-year period until awards fully vest before the wealth creation can be "realized" by an executive.

Award Mix and Performance Period. The 2011 annual equity awards are 75% performance-based restricted stock units and 25% time-based restricted stock units. This mix is consistent with our objective to keep a significant portion of our variable compensation as performance-based and provides the appropriate alignment with stockholder interests, while balancing the need to maintain a certain level of retention. We continued utilizing a two-year performance period, but modified the design to link the initial calculation of the shares earned primarily to the performance objectives established for the 2011 fiscal year, with a potential reduction in the number of shares based on the Company's performance in the 2012 fiscal year if results are not sustained over the performance period. In addition, the awards were subject to a 2011 performance target of 20% Return on Capital. Unless this performance target is achieved, there is no payout of these awards. Return on Capital is calculated by dividing the NPOI results by the Controllable Capital, which represents the working capital that the management team has deployed at any given time. Establishing a Return on Capital performance target at 20% each year is a significant hurdle necessary to ensure no payout occurs if the Company does not generate enough Return on Capital during the performance period to sustain and grow the business. This practice serves to mitigate risk in a challenging year and also protects the interests of our stockholders.

Award Levels. Each year the Committee develops a budget for the aggregate long-term incentives to be granted on a Company-wide basis in terms of accounting expense and stockholder dilution. It then determines the appropriate level of award for each position in order to meet the competitive market for that position, reserving a number of shares for new hires and promotions. One of the Committee's goals is to use equity compensation carefully so that the Company's dilution overhang and equity award burn rates are in line with our peer group company practices. Generally, the 2011 award levels for our Named Executive Officers were between the median and 75th percentile of the market data.

Performance Conditions and Vesting. The calculation of the number of shares earned as part of the 2011 performance-based Annual LTI award is based on NPOICC, which is the same metric used for the 2011 MIP annual bonus plan, with two important differences. First, the maximum payout is set at 150% of the target award (vs. 200% maximum payout under MIP). Second, the 2011 performance-based Annual LTI award payout will be further adjusted based on the NPOICC results achieved during the 2012 fiscal year if the payout earned for 2011 is more than 100% of the target award. In this case, the Company must also achieve NPOICC results for the 2012 fiscal year at least equal to the target results for the 2011 fiscal year. Otherwise, the actual payout will be reduced to the target number of shares granted (representing a 100% payout). This two-year performance period structure ensures that if an above target payout is earned in year one, target results must also be sustained during year two of the performance period in order to protect any above target payout. If a payout is earned for the 2011 performance-based Annual LTI Award, the shares earned will vest on March 3, 2014 (which is the case for both the performance-based and time-based components of the 2011 Annual LTI Award), subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of retirement, death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

As previously stated, the NPOICC result achieved for 2011 was $297.2 million, resulting in a maximum earned payout of 150% of the target number of performance shares, provided that the 2012 NPOICC results achieved are greater than or equal to $250.0 million (representing the target level of performance for the 2011 performance-based LTI award).

To provide a sense of how challenging these objectives are, below is a historical view of how the Company has paid out on the annual performance-based restricted stock units awards granted.

	Annual LTI Award Performance Goals, Results and Payouts				
Award Year	Performance Period	NPOICC Performance Goals And Payout Range	NPOICC Results	Final Payout[1]	Return on Capital
2011	1/1/2011 to 12/31/2012	$200.0M to $290.0M	$297.2M	150.0% or 100.0%	37.0%
2010	1/1/2010 to 12/31/2011	$310.0M to $450.0M	$526.2M	150.0%	34.6%
2009	1/1/2009 to 12/31/2009	$232.5M to $327.5M	$ 216.1M	0%	34.0%
2008	1/1/2008 to 12/31/2010	$825.0M to $1,005.0M	$ 787.3M	0%	37.0%

(1) The payment for the 2011 annual performance-based LTI award is contingent upon the Company's final NPOICC performance results for 2012, where the final payment will be 150% if the 2012 NPOICC results are greater than or equal to $250.0 million, or the final payment will be 100% if the 2012 NPOICC results are less than $250.0 million.

2011 Ad Hoc LTI Awards. Equity awards granted outside the annual award process, known as "ad hoc" awards, are also generally granted in the form of either performance-based or time-based restricted stock units.

While the performance results achieved for the 2008 and 2009 performance-based Annual LTI awards were very strong during a challenging economic environment, the threshold level of performance was not met for each award and, as a result, the Company's management team forfeited the performance-based awards granted under the 2008 and 2009 Annual LTI programs (each of which were scheduled to vest in 2011). Many of these executives are critical to the long-term success of the Company and the Committee determined it was in the stockholders' best interests to provide some level of long-term compensation given the potential retention risks that were assessed at that time for top talent who are critical to the long-term success of the Company.

Therefore, in January 2011, the Committee granted special awards to a very select group of employees, including three of our NEOs. The award amounts were determined based on the executive's overall contribution to achieving the Company's strategic objectives, the Committee's assessment of the amount and timing of equity value that each executive is expected to realize during his tenure with the Company, and the intrinsic value of any other outstanding awards held by the executive that provide ongoing retention value. Each of the special awards was granted in the form of time-based restricted stock units that will vest 100% on February 7, 2013, with the exception of the special award granted to the CEO that will vest 100% on February 7, 2014. These special awards are subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of retirement, death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

The long-term equity incentive awards to the Named Executive Officers during 2011 are summarized as follows:

	Summary of Long-Term Incentive Awards Granted under the SIP in 2011[(1)]					
	2011 Annual LTI Award Value			Ad Hoc LTI Award Value		
Name	Performance-Based RSU Value (75%)	Time-Based RSU Value (25%)	Total Annual LTI Award Value	Promotional/ New-Hire Award	Retention/ Recognition Awards	Total 2011 LTI Award Value Granted
William Nuti	$3,000,000	$1,000,000	$4,000,000	—	$1,800,000	$5,800,000
Robert Fishman	$421,875	$140,625	$562,500	—	$70,000	$632,500
John Bruno	$1,265,625	$421,875	$1,687,500	—	—	$1,687,500
Peter Leav	$675,000	$225,000	$900,000	—	—	$900,000
Peter Dorsman	$562,500	$187,500	$750,000	—	$405,000	$1,155,000

(1) Represents the LTI "award value" granted in 2011. Refer to the 2011 Grants of Plan-Based Awards Table on page 44 of this proxy statement for the grant date fair value for each award.

2011 Economic Profit Plan. The Economic Profit Plan ("EPP") was approved by our stockholders at the 2011 Annual Meeting. It was intended to replace a portion of the 2011 LTI program that otherwise would have been granted as restricted stock units to the NEOs (75% performance-based and 25% time-based). The EPP is designed to further link the incentive compensation of the management team to the long-term, sustainable creation of stockholder value, and strike a balance with the dilution that can occur with equity based awards.

The metric used under the EPP is the Company's 2011 "economic profit," which is defined as the (1) Company's NPOI reduced by (2) the Company's weighted average cost of capital ("WACC") multiplied by controllable capital. WACC means the sum of (a) the product of (i) the cost of equity, and (ii) the weighted market value of common shares outstanding, and (b) the product of (i) the cost of debt, and (ii) the weighted market value of the long-term debt and short-term debt.

The following table outlines the differences in methodology for the calculation of NPOICC used as the performance measure for the annual MIP and LTI plans vs. the calculation of Economic Profit for the EPP:

Calculation Elements	NPOICC Calculation Methodology	Economic Profit Calculation Methodology
NPOI	-Excludes impact of Acquisitions, Divestitures and Discontinued Operations	-Includes impact of Acquisitions, Divestitures and Discontinued Operations
Controllable Capital	-Excludes impact of Acquisitions, Divestitures and Discontinued Operations -Excludes Unfunded Pension Debt	-Includes impact of Acquisitions, Divestitures, and Discontinued Operations -Excludes Unfunded Pension Debt
WACC	-Static (reset "Annually" based on changes in the Company's capital structure)	-Dynamic (reset "Quarterly" based on changes in the Company's capital structure)

The Committee chose "economic profit" as the metric under the EPP because the EPP is a form of profit sharing plan, and economic profit is a more accurate way to determine profit over time than NPOICC. NPOICC is used in connection with the Company's annual and long-term incentives that set specific targets. NPOICC excludes acquisitions and uses a static WACC calculation to ensure that goals can be established at the beginning of the performance period and do not need to be adjusted to take into account transactions that occur or changes in the cost of capital during the performance period. The EPP does not establish goals. Instead, it shares profit with participants, but delays payments and subjects the amount of payments earned in one year to adjustment for future years' performance. As a result, transactions can be included when they are complete and WACC can be averaged each year to more closely align the overall program with the actual transactions and actual costs of capital. The impact of any particular transaction or change in cost of capital is smoothed out over the years through the bonus banking mechanism described in more detail below.

In 2011, the Committee assigned to each executive participating in the EPP a specified percentage of the Company's economic profit. The maximum carried interest that an NEO or other participant may receive under the EPP for any performance year is 5%. This specified percentage is referred to as a participant's "carried interest" in the Company's economic profit and represents the opportunity to receive annual cash payouts. Each year, a participant receives a "bonus credit" award equal to his or her carried interest percentage of economic profit for that year. The bonus credit is credited to the participant's account, known as a "Bonus Bank," under the EPP. This credit can be positive or negative.

If the Company passes a cash flow test each year, participants receive a payout equal to 33% of the balance of their Bonus Banks on August 1 of the following year, beginning with August 1, 2012. Under this cash flow test, the Company's "net cash provided by operating activities" (as defined under GAAP) for the year must be equal to or exceed one percent of the Company's total revenue. If the Company does not pass this cash flow test, the amount that would otherwise have been paid out will remain in the participant's Bonus Bank, without interest. Additionally, if a participant would receive a bonus under the EPP in excess of ten million dollars in any calendar year, the amount of the bonus in excess of ten million dollars will not be paid in such year. The excess amount will remain in the participant's Bonus Bank, without interest.

A participant forfeits the amount held in his or her Bonus Bank in the event of a voluntary termination of employment without good reason or an involuntary termination of employment for cause. However, there are special rules in the event of retirement, death, disability, involuntary termination without cause, termination for good reason, or a termination following a qualifying change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

Consistent with Section 162(m) of the Internal Revenue Code (the "Code"), the Committee may not increase the originally established carried interest of a participant during a performance year. However, the Committee retains the discretion to reduce the bonus credit to a participant's Bonus Bank or to reduce the amount credited to a participant's Bonus Bank. Such reductions could be based on the Company's performance against its financial and strategic objectives, a business unit's performance against its annual financial and operational goals, and the executive's performance against their individual MBOs.

There are several advantages to this plan design. First, it recognizes that internally established targets are by definition difficult to calibrate given the volatility in the economic environment, whereas EPP pays on absolute economic value created. Additionally, the deferred payouts operate as a retention device. Finally, the potential negative impact of poor performance in future years on future payments aligns the interests of the participants with the long-term interests of stockholders.

2011 Economic Profit Results, EPP Bonus Credit Awards and Payouts. Economic profit for the 2011 performance year was $321.3 million. Also, the Company exceeded the cash flow test requirement under the EPP since cash flow from operations of $375.0 million was greater than 1% of total revenues for 2011 (or $54.4 million).

Summary of Economic Profit Calculation and EPP Cash Flow Test Results for 2011				
Economic Profit Calculation			**EPP Cash Flow Test**	
NPOI (as reported)		$433.5M	Cash Flow from Operations	$375.0M
Controllable Capital	*$1,100.1M*		Total Revenues	$5,443.0M
WACC (four quarter average)	*10.2%*		Cash Flow Hurdle Rate (% of Total Revenues)	*1.0%*
Less: Capital Charge		($112.2M)	Cash Flow Hurdle Amount	$54.4M
Economic Profit		$321.3M	Cash Flow Test Achieved	

The participation level of each Named Executive Officer and the amounts earned under the EPP for the 2011 performance year are summarized as follows:

Summary of 2011 Economic Profit Plan Participation, Bonus Credit Award and Cash Payout Earned				
Name	2011 Economic Profit Plan Participation	2011 EP Bonus Credit Award Earned (Before Payout)	2011 EP Cash Payout Earned(1)	2011 EPP Bank Balance (After Payout)
William Nuti	1.50% Carried Interest	$4,819,500	$1,590,435	$3,229,065
Robert Fishman	0.15% Carried Interest	$481,950	$159,044	$322,906
John Bruno	0.30% Carried Interest	$963,900	$318,087	$645,813
Peter Leav	0.15% Carried Interest	$481,950	$159,044	$322,906
Peter Dorsman	0.15% Carried Interest	$481,950	$159,044	$322,906

(1) Represents 33.0% of the Bonus Bank and will be paid in August, 2012.

Update on Prior Performance-Based Restricted Stock Unit Awards

2008 Performance-Based Restricted Stock Units. In 2008, The Committee granted performance-based restricted stock units to Messrs. Nuti, Fishman and Dorsman. The awards were granted with a three-year performance period that commenced January 1, 2008 and ended December 31, 2010. The awards had a performance target of 20% Return on Capital. In exercising its discretion to determine the payout for the award, the Committee considered the extent to which we achieved certain levels of NPOICC during the performance period. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In February 2011, the Committee certified that no payout for the 2008 performance-based restricted stock units would occur since the Company did not achieve the threshold level of NPOICC performance during the 2008 to 2010 performance period.

2009 Performance-Based Restricted Stock Units. In 2009, the Committee granted performance-based restricted stock units to Messrs. Nuti, Fishman, Bruno, Leav and Dorsman. The awards were granted with a one-year performance period that commenced January 1, 2009 and ended December 31, 2009. The awards had a performance target of 20% Return on Capital. In exercising its discretion to determine the payout for the award, the Committee considered the extent to which we achieved certain levels of NPOICC during the performance period. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In February 2010, the Committee certified that no payout for the 2009 performance-based restricted stock units would occur since the Company did not achieve the threshold level of NPOICC performance during the 2009 performance period.

2009 Performance-Based Restricted Stock Unit Retention Awards. In 2009, the Committee granted performance-based restricted stock units to Messrs. Bruno, Leav and Dorsman. The awards were granted with an eighteen-month performance period that commenced July 1, 2009 and ended December 31, 2010. The awards had a performance target of NPOI of $300 million, which if achieved, would result in 100% of the award vesting. In February 2011, the Committee certified that the performance condition for these awards was achieved. These awards will vest on August 1, 2012, subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of retirement, death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

2010 Performance-Based Restricted Stock Units. In 2010, the Committee granted performance-based restricted stock unit to Messrs. Nuti, Fishman, Bruno, Leav and Dorsman. The awards were granted with a two-year performance period that commenced January 1, 2010 and ended December 31, 2011. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In February 2012, the Committee certified that the performance condition for these awards was achieved at 150% of target. The awards also had a threshold performance target of 20% Return on Capital (which was also achieved). These awards will vest on December 31, 2012, subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of retirement, death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

2012 Annual Long-Term Incentive Program

2012 Annual LTI Awards. The design of the 2012 Annual LTI awards remains consistent with the 2011 design. The 2012 Annual LTI awards are 75% performance-based restricted stock units and 25% time-based restricted stock units. This mix balances our desire to keep a significant portion of pay "performance-based" with the need to maintain a certain level of retention value. The performance-based awards are subject to a two-year performance period. The number of shares earned as part of the 2012 LTI award will be determined initially based on the NPOICC achieved during the 2012 fiscal year (between a threshold, target and maximum payout objective), and to the extent the number of shares earned exceeds 100% (or a payout above target), the number of shares earned will be further adjusted based on the NPOICC achieved during the 2013 fiscal year. In this case, the Company must also achieve NPOICC results for the 2013 fiscal year at least equal to target NPOICC set for the 2012 fiscal year, or the final payout will be reduced to "target" (or a payout equal to 100% of the target number of shares granted). If a payout is earned for the 2012 performance-based restricted stock units, the shares earned will vest 50% on February 28, 2015 and 50% on October 28, 2015. The time-based awards will vest 100% on February 28, 2015. Both the performance-based and time-based portions of the 2012 Annual LTI award are subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of retirement, death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

2012 Economic Profit Plan. Adopted in 2011, the EPP replaces a portion of the 2012 Long-Term Incentive award value granted to the CEO and other executives that would otherwise be granted as restricted stock units under the Stock Incentive Plan. Each participating executive will receive a carried interest in the EPP that provides an opportunity for a cash payout based on the economic profit earned under the plan which will be determined based on NPOI after a reduction for our WACC multiplied by our controllable capital.

The long-term incentive awards granted to each Named Executive Officer for the 2012 fiscal year are summarized as follows:

	Summary of Long-Term Incentive Awards Granted in 2012(1)			
	2012 Annual LTI Award Value Granted			
Name	Performance-Based RSU Value (75%)	Time-Based RSU Value (25%)	2012 Total Annual LTI Award Value	2012 Economic Profit Plan Participation
William Nuti	$3,375,000	$1,125,000	$4,500,000	1.25% Carried Interest
Robert Fishman	$450,000	$150,000	$600,000	0.15% Carried Interest
John Bruno	$750,000	$250,000	$1,000,000	0.30% Carried Interest
Peter Leav	$750,000	$250,000	$1,000,000	0.30% Carried Interest
Peter Dorsman	$750,000	$250,000	$1,000,000	0.30% Carried Interest

(1) Represents the LTI "award value" approved by the Committee for each award.

Executive Perquisites

Our executives are eligible for a limited offering of perquisites, which do not comprise a significant amount of our executive compensation program. They include financial counseling, executive medical exam, occasional hotel accommodations for and use of aircraft by our CEO, security expenses and relocation benefits. The perquisites we provide support our objective to attract and retain high quality talent and are designed to allow our executives to focus on their business responsibilities with less concern for the situations covered by these perquisites. A more detailed description of these perquisites and the incremental costs to the Company associated with providing each of these perquisites to the NEOs are contained in the Perquisites Table and the footnotes to the Perquisites Table on page 41 of this proxy statement.

The Committee has discontinued all tax reimbursements (or tax gross-ups), with the exception of those provided in connection with relocations required by the Company, which are generally also provided to all non-executive employees.

Retirement Benefits

All of our U.S. defined benefit plans were closed to new entrants in 2004 and benefits were frozen as of December 31, 2006. The actuarial present values of the accumulated pension benefits as of the end of 2011 to Messrs. Fishman and Dorsman, our only NEOs who are entitled to benefits under our defined benefit pension plans, as well as other information about each of our plans in which our NEOs participate, are reported in the Pension Benefits Table and the narrative to that table beginning on page 47 of this proxy statement.

The Company maintains the NCR Savings Plan, a 401(k) plan, to which it made matching contributions in 2011 in amounts equal to 50% of the first 4% of each participant's eligible pay which is currently set at $245,000 per year. In February 2012, the Company also made a special discretionary contribution to the 401(k) plan in an amount equal to 25% of the matching contribution credited to each participant's account for the 2011 plan year.

Change in Control Arrangements

If, in the future, the Company considers potential transactions that could result in a change in control of the Company, we want to ensure that key members of management have incentives to remain during this process and evaluate potential transactions in an independent and objective manner that may maximize stockholder value. In 2006, we adopted a Change in Control Severance Plan. As described in the discussion of the "Change in Control Arrangements" on page 50 of this proxy statement, benefits under the Change in Control Severance Plan are paid only if both a qualifying change in control and a qualifying termination of employment occur (a "double trigger").

The Change in Control Severance Plan provides for separation payments and benefits to certain of our executives based on the plan level assigned by the Committee. For the CEO the cash severance payout multiple is 300% and for the other NEOs it is 200%. There are no tax gross-ups under the plan, except in the case of participants who entered the plan prior to January 28, 2010. The tax gross-up only applies if the aggregate parachute value of all severance and other change in control payments to the participant exceeds 110% of the maximum amount that could be paid under Section 280G of the Code without imposition of an excise tax. If the parachute value of a participant's payments would not exceed the 110% threshold, then the participant's payments would be reduced to the extent necessary to avoid imposition of the excise tax.

Additional details regarding the payments and benefits provided to the Named Executive Officers upon satisfaction of the double-trigger are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement.

Severance Benefits

To ensure that we offer competitive executive compensation programs, we believe it is important to provide reasonable severance benefits to our executives, including the NEOs. We do not have individual severance arrangements with our NEOs other than Mr. Nuti. The severance arrangement for Mr. Nuti was provided as a result of negotiations at the time of his hire in order to attract him to the Company. The severance arrangement for Mr. Leav under his offer letter dated December 28, 2008, expired on January 26, 2011. Messrs. Bruno, Dorsman, Fishman and Leav are currently covered under our standard severance policy that provides severance benefits if their position is eliminated due to a reduction-in-force pursuant to the NCR Reduction-In-Force Plan (the U.S. RIF Plan), which is offered to all U.S. employees. Generally, the U.S. RIF Plan provides employees with severance benefits if their employment is terminated in connection with a business restructuring (unless the termination is for cause, in which case no severance benefits are provided). The payments and other benefits provided under the U.S. RIF Plan are intended to compensate for the fact that it may be difficult for these individuals to find comparable employment within a short period of time following an event triggering the benefits under the plan. A description of the U.S. RIF Plan as well as the estimated payments and benefits payable to the Named Executive Officers assuming an event triggering benefits under the plan as of December 31, 2011, are reported in the discussion of *Potential Payments Upon Termination or Change in Control* section beginning on page 50 of this proxy statement. A description of the severance arrangement with our CEO is described in detail in the "Agreements with our Named Executive Officers" section on page 41 of this proxy statement.

Equity Award Grant Process

All equity awards granted as part of annual total compensation for executive officers and other employees are made on specific cycle dates, typically in February and are approved in advance by the Committee. In addition to annual grants, we also make ad hoc equity award grants to new hires, in connection with promotions, or for retention purposes, generally on the first day of the month following approval of the award. Ad hoc equity awards made to our Section 16 Officers must be approved in advance by the Committee. Ad hoc equity awards for all employees other than Section 16 Officers are approved by our CEO and, in the case of ad hoc equity awards with a value of over $250,000, also by the Senior Vice President of Human Resources. Grants of equity awards made pursuant to this delegation are reviewed annually with the Committee.

The number of shares of restricted stock, restricted stock units or options granted is determined by converting the dollar value approved by the Committee into a specific number of shares. Prior to 2012, for restricted stock and restricted stock units, the approved dollar value was divided by the average of the closing price of NCR common stock for the 20 trading days preceding the grant date. In the case of options, the approved dollar value was divided by the average of the closing price of NCR common stock for the 20 trading days preceding the grant date and then divided by the current year's Black-Scholes valuation factor. The equity approval process was revised in October 2011 to provide that, for equity awards granted on and after January 1, 2012, the number of shares of restricted stock or restricted stock units and the number of stock options is determined based on the closing price of NCR common stock on the date of grant. The exercise price for stock option awards continues to be the closing price of NCR common stock on the date of grant, or if granted on a non-trading day, the closing price on prior trading day.

Compensation Recovery Policy. Under our Compensation Recovery Policy (or claw back policy), each executive officer must repay or forfeit, as directed by the Committee, any annual incentive, long-term incentive, equity-based award or other performance-based award received by him or her if:

- the payment, grant or vesting of such compensation was based on the achievement of financial results that were the subject of a restatement of the Company's financial statements, as filed with the Securities and Exchange Commission;
- the need for the restatement was identified within 3 years after the date of the first public issuance or filing of the financial results that were subsequently restated;

- the Committee determines in its sole discretion that the executive officer's negligence, fraud or misconduct caused or contributed to the need for the restatement; and
- the Committee determines in its sole discretion that it is in the best interests of the Company and its stockholders for the executive officer to repay or forfeit all or any portion of the compensation.

In addition, if the Committee determines that this policy applies to an executive officer, then in addition to the above provisions, the executive officer must, to the fullest extent permitted by law and as directed by the Committee: (i) forfeit any outstanding equity-based awards; and (ii) repay the amount received upon settlement of any time-based equity awards or any gains realized upon the exercise of stock options.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for our executives to ensure that our executives maintain an equity interest in the Company at a level sufficient to assure our stockholders of our executives' commitment to value creation. In October 2011, we amended these guidelines to increase the stock ownership guideline for the CEO from the prior level of three times base salary to six times base salary. The stock ownership guidelines for the other NEOs remain equal to two times base salary. All NEOs have a five year period from the date of hire or, if applicable promotion, to achieve the stock ownership guidelines. For these purposes, stock ownership includes shares owned outright by the executive, interests in restricted stock and restricted stock units, stock acquired through our employee stock purchase plan, and investments in NCR common stock through the Company's Section 401(k) savings plan, the NCR Savings Plan (the "Savings Plan"). Stock options are not taken into consideration in meeting the ownership guidelines.

As of December 31, 2011, all of our Named Executive Officers met or exceeded these guidelines.

Named Executive Officer	Stock Ownership Guideline *(multiple of base salary)*	Stock Ownership Achieved *(as of December 31, 2011)*
William Nuti	6.0 times	20.3 times
Robert Fishman	2.0 times	4.8 times
John Bruno	2.0 times	10.1 times
Peter Leav	2.0 times	7.4 times
Peter Dorsman	2.0 times	7.6 times

Company Policy on Hedging

The Company's Insider Trading Policy prohibits employees from trading in derivative securities of the Company. For this purpose, "derivative securities" is defined as including publicly traded options, short sales, puts, calls, strips or similar derivative securities whether or not issued directly by the Company or by any stock exchange.

Tax Deductibility Policy

Under Section 162(m) of the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. While we generally try to ensure the deductibility of the incentive compensation paid to our executives, the Committee has not adopted a policy that requires all compensation to be deductible because we want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders' best interests.

BOARD COMPENSATION AND HUMAN RESOURCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Human Resource Committee of the Board of Directors (the "Committee") manages the Company's compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company's management the *Compensation Discussion and Analysis* included in this proxy statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and the Company's proxy statement to be filed in connection with the Company's 2012 Annual Meeting of Stockholders, each of which will be filed with the Securities and Exchange Commission.

Dated: February 17, 2012

The Compensation and Human Resource Committee:

Linda Fayne Levinson, Chair
Gary J. Daichendt, Member
Robert P. DeRodes, Member

The Summary Compensation Table below shows the total compensation paid to or earned by each of our Named Executive Officers with respect to the fiscal years ending December 31, 2011, 2010, and 2009.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)(1)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (h)(3)	All Other Compensation ($) (i)(4)	Total ($) (j)
William Nuti	**2011**	1,000,000	—	6,303,479	—	4,272,875	—	129,189	11,705,543
Chairman of the Board,	**2010**	1,000,000	—	8,113,247	1,403,217	1,500,000	—	154,434	12,170,898
Chief Executive Officer and President	**2009**	1,000,000	—	5,770,987	—	—	—	184,932	6,955,919
Robert Fishman	**2011**	443,056	—	680,954	—	817,574	60,709	56,507	2,058,800
Senior Vice President and	**2010**	368,000	100,000	1,003,611	102,054	393,507	18,886	354,193	2,340,251
Chief Financial Officer	**2009**	240,000	—	200,859	—	—	22,373	6,085	469,317
John Bruno	**2011**	750,000	—	1,807,251	—	1,475,787	—	23,424	4,056,462
Chief Technology Officer	**2010**	750,000	650,000	4,010,740	357,183	737,825	—	23,424	6,529,172
and Executive Vice President, Corporate Development	**2009**	750,000	650,000	1,482,131	—	—	—	24,904	2,907,035
Peter Dorsman	**2011**	460,417	—	1,257,656	—	795,181	71,170	88,003	2,672,427
Executive Vice President,	**2010**	401,250	—	1,072,674	184,970	358,583	32,785	100,368	2,150,630
Industry Solutions Group and Global Operations	**2009**	380,000	50,000	898,141	—	—	34,820	126,225	1,489,186
Peter Leav	**2011**	504,861	—	963,855	—	943,707	—	22,983	2,435,406
Executive Vice President,	**2010**	471,250	—	1,586,937	184,970	420,560	—	11,876	2,675,593
Global Sales, Professional Services and Consumables	**2009**	417,945	—	1,422,038	1,017,874	—	—	196,860	3,054,717

(1) This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("ASC Topic 718"). Assuming achievement of the highest level of performance, the aggregate grant date fair value of the performance-based restricted stock units granted in 2011 is as follows: Nuti: $4,819,297; Fishman: $677,726; Bruno: $2,033,160; Leav: $1,084,354 and Dorsman: $903,635. The executives forfeited a portion of the performance-based restricted stock units reflected in the "Stock Awards" column for 2009 because the Company did not achieve certain performance levels during the applicable year. For 2009, the grant date fair values of the awards forfeited are as follows: Nuti: $3,522,552; Fishman: $118,047; Bruno: $843,166; Leav: $783,074 and Dorsman: $472,169. For additional information about awards made in 2011, see the Grants of Plan-Based Awards table on page 44 of this proxy statement.

(2) A significant amount of the compensation for the Named Executive Officers is at-risk and is earned based on Company and individual performance against pre-determined financial and strategic objectives. The amounts reported for 2011 show amounts earned under the Management Incentive Plan ("MIP") and the amounts credited under the Economic Profit Plan ("EPP"), adopted in 2011. The amounts reported in 2011 are comprised of MIP: Nuti $2,682,440, Fishman $658,530, Bruno $1,157,700, Dorsman $636,137 and Leav $784,663, plus EPP: Nuti $1,590,435, Fishman $159,044, Bruno $318,087, Dorsman $159,044 and Leav $159,044 . The amounts reported in 2010 show only payments made under the MIP. No payments were made under the MIP in 2009. For more information regarding the MIP and the EPP see the "Annual Incentive Plan" and "Long-Term Incentive Plan" sections of the *Compensation Discussion and Analysis* on pages 25 and 28 respectively of this proxy statement.

(3) The amounts reported in this column consist of the aggregate change in actuarial values of the accumulated pension benefit under the Company's various qualified and nonqualified defined pension benefit plans, which are applicable only to Messrs. Fishman and Dorsman.

(4) The amounts reported in this column consist of the aggregate incremental cost to the Company of the perquisites provided to the Named Executive Officers, contributions made by the Company to the Savings Plan on behalf of the Named Executive Officers, any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers and tax reimbursements made to the Named Executive Officers in connection with relocation expenses. Additional details regarding the amounts are included in the two supplemental tables, 2011 All Other Compensation Table and 2011 Perquisites Table below.

All Other Compensation Table

The table below shows the value of perquisites, tax reimbursements, insurance premiums paid by the Company with respect to life insurance, and Company contributions to the Savings Plan made on behalf of each of the Named Executive Officers.

Name	Year	Perquisites and Other Personal Benefits ($) (a)[1]	Tax Reimbursements ($) (b)[2]	Insurance Premiums ($) (c)[3]	Company Contributions to Savings Plan ($) (d)[4]	Total ($)
William Nuti	2011	122,195	—	2,280	4,714	129,189
	2010	147,440	—	2,280	4,714	154,434
	2009	176,328	—	2,736	5,868	184,932
Robert Fishman	2011	44,269	9,711	912	1,615	56,507
	2010	254,782	95,769	912	2,730	354,193
	2009	—	—	1,094	4,991	6,085
John Bruno	2011	17,000	—	1,710	4,714	23,424
	2010	17,000	—	1,710	4,714	23,424
	2009	17,000	—	2,736	5,168	24,904
Peter Dorsman	2011	82,366	—	923	4,714	88,003
	2010	94,788	—	866	4,714	100,368
	2009	119,339	—	1,733	5,153	126,225
Peter Leav	2011	17,000	—	1,083	4,900	22,983
	2010	7,118	—	1,083	3,675	11,876
	2009	162,518	31,446	—	2,896	196,860

(1) The amounts in this column reflect the aggregate incremental cost to the Company for the perquisites and other personal benefits described in the Perquisites Table below.

(2) In 2011 Mr. Fishman received $9,711 in tax reimbursements in connection with relocation benefits provided to him.

(3) The amounts in this column reflect the dollar value of insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers.

(4) The amounts in this column reflect contributions made by the Company to the Savings Plan on behalf of each of the Named Executive Officers. The Company also provides such contributions on behalf of its non-executive employees.

Perquisites Table

The table below shows the aggregate incremental cost of perquisites provided to the Named Executive Officers during the years indicated in the table. For additional details on items in this table see the "Executive Perquisites" section in the *Compensation Discussion and Analysis* on page 35 of this proxy statement.

Named Executive Officer	Year	Corporate Aircraft Usage ($) (a)(1)	Lodging ($) (b)(2)	Security ($) (c)(3)	Relocation ($) (d)(4)	Executive Medical Program ($) (e)(5)	Financial Planning Allowance ($) (f)(6)	Total ($)
William Nuti	**2011**	16,642	4,902	83,651	—	5,000	12,000	122,195
	2010	56,206	4,508	69,726	—	5,000	12,000	147,440
	2009	65,837	7,881	85,610	—	5,000	12,000	176,328
Robert Fishman	**2011**	—	—	—	27,269	5,000	12,000	44,269
	2010	—	—	—	237,782	5,000	12,000	254,782
	2009	—	—	—	—	—	—	—
John Bruno	**2011**	—	—	—	—	5,000	12,000	17,000
	2010	—	—	—	—	5,000	12,000	17,000
	2009					5,000	12,000	17,000
Peter Dorsman	**2011**	—	—	—	65,366	5,000	12,000	82,366
	2010	3,835	—	8,587	65,366	5,000	12,000	94,788
	2009	—	—	33,059	69,280	5,000	12,000	119,339
Peter Leav	**2011**	—	—	—	—	5,000	12,000	17,000
	2010	—	—	—	2,118	5,000	—	7,118
	2009	—	—	—	157,518	5,000	—	162,518

(1) The amounts in this column reflect the incremental cost to the Company of personal usage of the corporate aircraft. The incremental cost to the Company of personal usage of corporate aircraft was calculated by determining the variable operating cost to the Company, which includes items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses that were determined to be less variable in nature, such as general administration, depreciation, and pilot compensation, were not included in the determination of the Company's incremental cost. On occasion, other individuals traveled with Named Executive Officers on corporate aircraft; however, the Company incurred de minimis incremental costs as a result of such travel and no amounts are reported in the table with respect to such travel.

(2) The amounts in this column reflect the cost the Company incurred in connection with providing Mr. Nuti with occasional overnight hotel accommodations near the New York City office that were not in connection with Board meetings or monthly executive staff meetings.

(3) The amounts in this column reflect payments made by the Company for the Company-provided car and driver Mr. Nuti is required to use for security purposes in and around the New York City area, to the extent that such trips were for commuting purposes.

(4) The amounts in this column reflect the amounts paid to or on behalf of Messrs. Fishman, Dorsman and Leav in connection with their respective relocations.

(5) The amounts in this column reflect the maximum reimbursement of $5,000 to each executive to receive medical diagnostic services at a designated medical facility under the Executive Medical Program. Although not all of the Named Executive Officers may use their entire allowance each year, due to privacy considerations associated with the receipt of medical services, the Company has elected to disclose the maximum benefit available to each executive, rather than the amounts actually used by each individual.

(6) The amounts in this column reflect the payment made by the Company to each executive for financial planning assistance as part of the Company's Financial Planning Allowance Program.

Agreements with our Named Executive Officers

Our Named Executive Officers are covered by letter agreements with the Company that set forth, among other things, each Named Executive Officer's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity awards. As described in the *Compensation Discussion and Analysis,* changes to the Named Executive Officer's compensation may be made from time to time. The letter agreements are generally not updated to reflect these changes.

The Company entered into a letter agreement dated as of July 29, 2005 with Mr. Nuti when he became the Company's President and Chief Executive Officer. The letter agreement which was amended July 26, 2006, and

December 18, 2008, sets forth, among other things, Mr. Nuti's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity awards. The letter agreement also provides that in the event of termination of employment for any reason, Mr. Nuti is subject to an eighteen-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment (other than for cause) or if he were to voluntarily terminate employment for good reason, he would receive the payments and benefits listed below. The severance-related compensation and benefits listed below to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Nuti's compliance with the restrictive covenants described above.

- A payment equal to 150 percent of his annual base salary;
- A payment equal to 150 percent of his targeted bonus opportunity under the Management Incentive Plan;
- A payment equal to a pro rata portion of the applicable award payout under the Management Incentive Plan for the year in which the severance occurs; and
- Medical benefits for himself and his dependents, equal to the level he received during his employment, for a period of 18 months.

For purposes of the letter agreement with Mr. Nuti, the terms "cause" and "good reason" are defined by reference to the Change in Control Severance Plan, as described on page 50 of this proxy statement, except that the following additional items constitute "good reason" for Mr. Nuti to terminate his employment: (i) a reduction in his job title; (ii) a material adverse change in his position, office or duties (including removal or non re-election to the Board); or (iii) a material breach of his letter agreement. In the event Mr. Nuti's employment was terminated in connection with a change in control, he would receive payments and benefits under the Change in Control Severance Plan described on page 50 of this proxy statement, and not under the letter agreement.

We entered into a letter agreement dated March 17, 2010 with Mr. Fishman in connection with his promotion to Senior Vice President and Chief Financial Officer. Under this letter agreement, Mr. Fishman was entitled to an initial annual base salary of $400,000 and a target annual incentive equal to 100% of his base salary, as well as an additional award of 10% of his base salary based on the achievement of customer success results. He also received a promotional equity grant with a value of $600,000 in the form of performance-based restricted stock units. Since the goal of the performance-based restricted stock units was achieved, the award will vest in full in April of 2013.

We entered into a letter agreement dated October 27, 2008 with Mr. Bruno in connection with his appointment as Executive Vice President. The letter agreement sets forth, among other things, Mr. Bruno's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. We have not entered into any subsequent letter agreements with Mr. Bruno to reflect changes in his compensation or his position in the Company.

We entered into a letter agreement dated April 6, 2006 with Mr. Dorsman in connection with his appointment as Vice President and General Manager of the Company's Systemedia Division. The letter agreement sets forth, among other things, Mr. Dorsman's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. We have not entered into any subsequent letter agreements with Mr. Dorsman to reflect changes in his compensation or his position in the Company.

We entered into a letter agreement dated December 28, 2008 with Mr. Leav when he was hired as our Senior Vice President, Worldwide Sales. The letter agreement sets forth, among other things, Mr. Leav's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. The letter agreement also provides that in the event of termination of employment for any reason, Mr. Leav is subject to a twelve-month non-competition and non-solicitation provision, and a confidentiality provision. The letter agreement provided severance protection in the event he was terminated during the first two years of employment. As of January 26, 2011, Mr. Leav had been employed by the Company for two years and therefore is no longer eligible for severance payment under the terms of the letter agreement.

Grants of Plan-Based Awards Table

The table that follows this discussion shows both non-equity and equity incentive plan awards granted during 2011 by the Committee to each of the Company's Named Executive Officers. Non-equity awards were made pursuant to the Company's Management Incentive Plan and Economic Profit Plan. Equity awards were made under the Company's 2006 Stock Incentive Plan. Each of these plans is described in the *Compensation Discussion and Analysis*. These awards are described in detail below.

Non-Equity Incentive Plan Awards

There are a number of non-equity incentive plan awards reflected in the Grants of Plan-Based Awards Table, each of which is briefly described below.

2011 Management Incentive Plan. During 2011, the Committee approved a total target bonus opportunity for each of the Named Executive Officers pursuant to the Amended and Restated Management Incentive Plan (or MIP), which if earned, is payable in cash. This total target bonus is broken down into two components; (a) the MIP target bonus component (described in the table as "Annual Financial"), which was established for each participant, and (b) the Customer Satisfaction target bonus component (described in the table as "Customer Success"), which was established at 10% for all participants for 2011. Additional details regarding the MIP awards are described in the "Annual Incentive Plan" section of the *Compensation Discussion and Analysis.*

2011 Economic Profit Plan. During 2011, the Committee approved a participation percentage for each Named Executive Officers pursuant to the NCR Corporation 2011 Economic Profit Plan (or EPP), which if earned, will be payable in cash. This specified percentage is referred to as the participant's "carried interest" which is outlined in more detail under the "Annual Long-Term Incentive Plan" section of the *Compensation Discussion and Analysis* and is described in the table as the "Economic Profit Plan", which represents the maximum payout under the EPP.

Equity Incentive Plan Awards

There are a number of equity incentive plan awards reflected in the Grants of Plan-Based Awards Table, each of which is briefly described below. Additional details regarding the awards described below are in the "Annual Long-Term Incentive Plan" section of the *Compensation Discussion and Analysis.*

2011 Annual LTI Awards. During 2011, the Committee granted Annual LTI awards consisting of 75% performance-based restricted stock units and 25% time-based restricted stock units to all Named Executive Officers as part of the annual awards process.

Performance-Based Restricted Stock Units. As described in the *Compensation Discussion and Analysis,* the performance period for the 2011 performance-based restricted stock units is two years, with a potential reduction in the number of shares based on the Company's performance in the 2012 fiscal year if results are not sustained over the performance period. The award has an additional one year vesting period following the achievement of the performance goals.

Time-Based Restricted Stock Units. Twenty-five percent of the 2011 Annual LTI awards were in the form of time-based restricted stock units which will become fully vested three years after the date of grant. Vesting is generally subject to continued employment with the Company on the vesting date, however the award may be prorated in the event of certain types of termination of employment as described in detail on page 52 of this proxy statement.

2011 Ad Hoc LTI Awards. During 2011, the Committee granted retention equity awards in the form of time-based restricted stock units to Messrs. Nuti, Fishman, and Dorsman. In the case of Messrs. Fishman and Dorsman, the retention award will become fully vested two years after the date of grant. In the case of Mr. Nuti, the retention award will become fully vested three years after the date of grant. Vesting is generally subject to continued employment with the Company on the vesting date, however the award may be prorated in the event of certain types of termination of employment as described in detail on page 52 of this proxy statement.

Grants of Plan-Based Awards for 2011

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
(a)	(b)	(b1)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
William Nuti	Annual Financial		350,000	1,400,000	4,200,000							
	Customer Success			100,000								
	Economic Profit Plan		0	n/a	10,000,000							
	2/7/2011	1/25/2011							107,031			2,019,675
	2/22/2011	2/22/2011				41,574	166,297	249,446				3,212,858
	2/22/2011	2/22/2011							55,432			1,070,946
Robert Fishman	Annual Financial		112,500	450,000	1,350,000							
	Customer Success			45,000								
	Economic Profit Plan		0	n/a	10,000,000							
	2/7/2011	1/25/2011							4,162			78,537
	2/22/2011	2/22/2011				5,847	23,386	35,079				451,818
	2/22/2011	2/22/2011							7,795			150,599
John Bruno	Annual Financial		187,500	750,000	2,250,000							
	Customer Success			75,000								
	Economic Profit Plan		0	n/a	10,000,000							
	2/22/2011	2/22/2011				17,539	70,157	105,236				1,355,433
	2/22/2011	2/22/2011							23,386			451,818
Peter Leav	Annual Financial		114,375	457,500	1,372,500							
	Customer Success			50,833								
	Economic Profit Plan		0	n/a	10,000,000							
	2/22/2011	2/22/2011				9,354	37,417	56,126				722,896
	2/22/2011	2/22/2011							12,472			240,959
Peter Dorsman	Annual Financial		87,500	350,000	1,050,000							
	Customer Success			46,667								
	Economic Profit Plan		0	n/a	10,000,000							
	2/7/2011	1/25/2011							24,082			454,427
	2/22/2011	2/22/2011				7,795	31,181	46,772				602,417
	2/22/2011	2/22/2011							10,394			200,812

(1) The amounts in columns (c), (d) and (e) reflect the potential award levels for each Named Executive Officers based on the 2011 Management Incentive Plan Objectives for Annual Financial and Customer Success. The Customer Success metric is "make or miss" therefore, there is no specific threshold or maximum award level. The Economic Profit Plan is a form of a profit sharing plan that uses a formula to credit or debit participants' accounts (Bonus Banks) with a percentage (not to exceed 5%) of the Company's economic profit or loss each year and pays out a portion of each participant's Bonus Bank each year. It does not use targets, but it does provide that the maximum amount that may be paid from a Bonus Bank in any one year is $10,000,000. Therefore, no amounts are included in columns (c) and (d), and the $10,000,000 maximum payout from a Bonus Bank is included in column (e).

(2) The amounts in columns (f), (g) and (h) reflect the minimum, target, and maximum number of performance-based restricted stock units that could be received by each Named Executive Officer under the 2006 Stock Incentive Plan.

(3) This column reflects time-based restricted stock units granted to the Named Executive Officers in 2011 for retention purposes.

(4) This column reflects the grant date fair value, as determined in accordance with ASC Topic 718, of each equity award listed in the table. The grant date fair value of each performance-based restricted stock unit award is based on the probable outcome of the performance conditions as of the date of grant. These grants are subject to a two-year performance period.

Equity Awards

The table below shows all outstanding options and restricted stock unit awards held by our Named Executive Officers as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End for 2011*

Name	Grant Date	Option Awards[(1)]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[(2)]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(3)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(4)]
William Nuti										
	02/22/2011						55,432	912,411		
	02/22/2011								249,446	4,105,881
	02/07/2011						107,031	1,761,730		
	02/23/2010	63,551	190,655		12.81	02/22/2020				
	02/23/2010						488,687	8,043,788		
	02/08/2010						310,470	5,110,336		
	02/23/2009						266,087	4,379,792		
	03/01/2008	211,436	70,479		22.16	02/28/2018				
	10/24/2007	336,378			16.10	10/24/2017				
	03/01/2007	315,345			21.27	02/28/2017				
	02/13/2006	359,346			17.82	02/13/2016				
	08/08/2005	531,319			16.10	08/08/2015				
	08/08/2005	542,311			16.10	08/08/2015				
Robert Fishman										
	02/22/2011						7,795	128,306		
	02/22/2011								35,079	577,400
	02/07/2011						4,162	68,507		
	04/26/2010						40,393	664,869		
	02/23/2010						35,541	585,005		
	02/23/2010	4,622	13,866		12.81	02/22/2020				
	02/08/2010						9,651	158,855		
	10/26/2009						7,857	129,326		
	03/01/2008	8,222	2,741		22.16	02/28/2018				
	10/01/2007	10,413			23.93	09/30/2017				
	06/01/2007	13,000			24.70	05/31/2017				
	05/01/2007	4,195			23.13	04/30/2017				
	03/01/2007	5,733			21.27	02/28/2017				
	02/13/2006	3,234			17.82	02/13/2016				
	03/01/2005	4,180			17.97	03/01/2015				

* Footnote disclosure to this table begins on page 47 of this proxy statement.

Equity Awards

The table below shows all outstanding options and restricted stock unit awards held by our Named Executive Officers as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End for 2011 (continued)*

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
John Bruno										
	02/22/2011						23,386	384,934		
	02/22/2011								105,236	1,732,185
	02/23/2010						124,394	2,047,525		
	02/23/2010		48,531		12.81	02/22/2020				
	02/08/2010						163,405	2,689,646		
	02/08/2010						68,937	1,134,703		
	08/01/2009						49,379	812,778		
	12/01/2008	87,633	87,633		13.67	11/30/2018				
Peter Leav										
	02/22/2011						12,472	205,289		
	02/22/2011								56,126	923,834
	02/23/2010						64,418	1,060,320		
	02/23/2010	4,188	25,132		12.81	02/22/2020				
	02/08/2010						81,703	1,344,831		
	08/01/2009						49,379	812,778		
	02/01/2009	53,014	106,029		12.55	01/31/2019				
Peter Dorsman										
	02/22/2011						10,394	171,085		
	02/22/2011								46,772	769,867
	02/07/2011						24,082	396,390		
	02/23/2010						64,418	1,060,320		
	02/23/2010	8,377	25,132		12.81	02/22/2020				
	02/08/2010						41,178	677,790		
	08/01/2009						32,919	541,847		
	03/01/2008	32,889	10,964		22.16	02/28/2018				
	10/01/2007	13,017			23.93	09/30/2017				
	03/01/2007	40,135			21.27	02/28/2017				
	09/06/2006	8,006			15.75	09/06/2016				
	04/17/2006	32,898			19.05	04/17/2016				

* Footnote disclosure to this table begins on page 47 of this proxy statement.

Below is the footnote disclosure for the Outstanding Equity Awards at Fiscal Year-End 2011 Table which begins on page 45 of this proxy statement.

(1) The awards in this column vest 25% on each anniversary of the grant date and will be fully vested on the fourth anniversary of the date of grant.

(2) The awards in this column with grant dates of February 23, 2009, August 1, 2009, February 23, 2010, and April 26, 2010, are performance-based restricted stock unit awards for which the performance period has ended, but will not vest until the time-based vesting requirement has been satisfied. The February 23, 2009 grant was subject to a one-year performance period ending December 31, 2009 and will vest February 23, 2012. The August 1, 2009 and April 26, 2010 grants had performance periods of eighteen months and twelve months, respectively, each ending December 31, 2010 and will vest August 1, 2012 and April 26, 2013, respectively. The February 23, 2010 grant was subject to a two-year performance period ending December 31, 2011 and will vest on December 31, 2012. The Committee has certified the performance results for each of these awards, and they will generally vest only if the executive remains employed through the duration of the time-based vesting requirement, however the award may be prorated in the event of certain types of termination of employment as described in detail on page 52 of this proxy statement. The time-based restricted stock unit awards in this column will vest as follows:

Grant Date	Time-Based Restricted Stock Unit Award Vesting Schedule
02/22/2011	Cliff Vesting: 100% will vest on 03/03/2014
02/07/2011	Cliff Vesting: 100% of the grant vests on the second anniversary of the grant date for each Named Executive Officer, except that 100% of Mr. Nuti's grant vests on the third anniversary of the grant date.
02/08/2010	Time Vesting: A portion vests on 02/08/2012 (50% or 75%) and the remaining portion vests on 02/08/2013 (50% or 25%)
10/26/2009	Cliff Vesting: 100% of the grant vests on the third anniversary of the grant date

(3) This column reflects the maximum number of shares payable under the performance-based restricted stock unit awards with a performance period commencing January 1, 2011 and ending December 31, 2012. Once the performance criteria have been satisfied the shares will vest on March 3, 2014, subject to the executive's continued employment with the Company through the vesting date, however the award may be prorated in the event of certain types of termination of employment as described in detail on page 52 of this proxy statement.

(4) The market value was calculated by multiplying the number of shares shown in the table by $16.46, which was the closing market price on December 30, 2011, the last trading day of our fiscal year.

The table below sets forth information for each Named Executive Officer with respect to: (i) the exercise of stock options in 2011; (ii) the vesting of restricted stock and stock unit awards during 2011; and (iii) the vesting of performance-based restricted stock units during 2011.

2011 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
William Nuti	—	—	—	—
Robert Fishman	—	—	—	—
John Bruno	191,442	1,103,869	—	—
Peter Leav	57,203	391,058	—	—
Peter Dorsman	—	—	—	—

Pension Benefits

The table below this discussion summarizes the present value of accrued benefits for the pension plans in which Messrs. Fishman and Dorsman are eligible. Effective December 31, 2006, our U.S. pension plans were frozen. Freezing the plans means that, while participants retain the pension benefits already accrued, no additional contributions will be made by the Company after the effective date of the freeze. Since Messrs. Nuti, Bruno and Leav joined the Company after the plans had been closed to new participants, they are not eligible for benefits under our defined benefit pension plans. In 2004, we began transitioning our U.S. retirement program from a defined benefit to a defined contribution structure. In 2004, the Company closed its U.S. pension plans to new participants and froze pension benefits for existing U.S. participants under the age of 40.

NCR Pension Plan. The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the U.S. The NCR Pension Plan pays a monthly pension benefit and a PensionPlus benefit, each of which vests after the earlier of three years of service or attaining age 65. The full monthly pension benefit may begin at age 65, but, at the option of the participant, may be started between age 55 and 65 in a reduced amount after the participant has terminated employment. Participants who terminate employment with the Company after age 55 qualify for early retirement and may receive an unreduced benefit at age 62. The PensionPlus benefit may be taken as a lump sum after termination of employment, or may be used to increase the monthly pension benefit. The monthly pension benefit is computed based on years of service and modified average pay. Modified average pay generally includes the average annual base pay and bonus received by the participant. In computing the pension benefit the modified average pay and the years of service are determined as of the date the benefit was frozen. The PensionPlus benefit is computed as an account balance, although the account is for bookkeeping purposes only. The plan allocates to a participant's account each month 1.5 percent (3 percent in the case of employees hired on and after June 1, 2002) of the participant's compensation for such month, and also provides monthly interest credits on the participant's account balance. These interest credits will continue despite the plan being frozen, until commencement of payment of the PensionPlus benefit to a participant as long as the participant remains an employee of the Company. Messrs. Fishman and Dorsman are the only Named Executive Officers who participate in the NCR Pension Plan.

NCR Nonqualified Excess Plan. The Company also maintains the NCR Nonqualified Excess Plan (the "Excess Plan"), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and the benefits vest after the earlier of three years of service or attaining age 65. However, if the participant terminates from the Company prior to reaching age 55, the entire benefit is forfeited. Mr. Dorsman is the only Named Executive Officer who is a participant in the Excess Plan.

Supplemental Retirement Plan. The Company also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the "Officer Plan"). This plan covers senior managers appointed to specified executive levels after November 30, 1988. The Officer Plan pays monthly benefits in an amount equal to 2.5 percent of career average monthly pay for service after becoming a plan participant minus any monthly benefit under the NCR Pension Plan and any other NCR defined benefit plans determined as of December 31, 2006. A participant is vested in the Officer Plan upon completion of five years of service. The full monthly pension benefit under the Officer Plan may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. Mr. Dorsman is the only Named Executive Officer who is a participant in the Officer Plan.

2011 Pension Benefits Table

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[3]
William Nuti[1]	N/A	N/A	N/A
Robert Fishman	NCR Pension Plan	13.6	229,070
John Bruno[1]	N/A	N/A	N/A
Peter Leav[1]	N/A	N/A	N/A
Peter Dorsman[2]	NCR Pension Plan	18.3	238,451
	Officer Plan	1.6	77,254
	Excess Plan	1.6	25,571

(1) Messrs. Nuti, Bruno and Leav are not participants in, nor eligible with respect to, any of the Company's pension plans because all of the U.S. plans were closed to new participants prior to their respective employment dates.

(2) Pursuant to the terms of the Officer Plan and Excess Plan, Mr. Dorsman has been credited with fewer years of service under these plans than his years of service with the Company because he did not become eligible for plan participation until the attainment of executive status.

(3) See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show the amount of compensation that would have been paid, and/or benefits that would have been provided, to each of the Named Executive Officers in the event of specific types of terminations of each such executive's employment on December 31, 2011. The tables also show the "full walk-away" number for each Named Executive Officer.

A description of benefits and treatment of equity upon termination is provided below. See "Retirement Benefits", "Change in Control Arrangements" and "Severance Benefits" sections in the *Compensation Discussion and Analysis* for additional information about such items.

Change in Control Arrangements

Change in Control Severance Plan

Under the Amended and Restated NCR Change in Control Severance Plan, ("the Change in Control Severance Plan"), benefits are paid only if both a Change in Control and a termination of employment occur. The compensation and/or benefits provided to each participant are based upon a "tier" level and conditioned upon such participant's execution of a restrictive covenant and release agreement that includes eighteen-month non-competition, non-solicitation and confidentiality provisions. Each Named Executive Officer participated in the Change in Control Severance Plan in 2011. Under this plan, if the executive's employment is terminated by the Company other than for "cause", death or disability, or if the executive resigns for "good reason" within two years after a "change in control" (or within six months prior to a change in control, if the executive can demonstrate that the termination occurred in connection with a change in control), then the Company or its successor will be obligated to pay or provide the following benefits:

- A lump sum payment equal to 300 percent of the executive's annual base salary and target bonus opportunity under the Management Incentive Plan for Tier I (Mr. Nuti), and 200 percent of the executive's annual base salary and target bonus opportunity under the Management Incentive Plan for Tier II (the other Named Executive Officers);
- A lump sum payment equal to a pro rata portion of the current year's target bonus opportunity under the Management Incentive Plan, based on the number of days in the year prior to the date of termination;
- Medical and dental benefits and life insurance coverage for the executive and his or her dependents at the same level he or she received during his or her employment for a period of three years for Tier I (Mr. Nuti) and two years for Tier II (the other Named Executive Officers);
- Outplacement assistance for a period of one year; and
- An excise tax gross-up, if applicable, only for individuals who were participants in the Change in Control Severance Plan prior to January 27, 2010.

The term "cause" generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures the Company.

The term "good reason" generally means: (i) a reduction in duties or reporting requirements; (ii) a reduction in base salary; (iii) failure to pay incentive compensation when due; (iv) a reduction in target or maximum incentive opportunities; (v) failure to continue the equity award or other employee benefit programs; (vi) a relocation of an executive's office by more than forty miles; or (vii) failure by a successor to assume the Change in Control Severance Plan.

The term "change in control" generally means any of the following: (i) an acquisition of 30% or more of our stock by any person or group, other than the Company, our subsidiaries or employee benefit plans; (ii) a change in the membership of our Board of Directors, such that the current incumbents and their approved successors no longer constitute a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of our assets in which any one of the following is true – the stockholders of NCR immediately preceding the change in control do not hold at least 50% of the combined enterprise, there is a 30%-or-more stockholder of the combined enterprise (other than as a result of conversion of the stockholder's pre-combination interest in the Company), or the members of our Board of Directors (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholder approval of a complete liquidation.

Treatment of Economic Profit Plan Bonus Bank upon Change in Control. Upon a change in control the Named Executive Officer will receive 100% of the Bonus Bank within 30 days of the date of the change in control.

Treatment of Equity upon Termination in Connection with a Change in Control

Stock Options and Restricted Stock Units. Under the Stock Incentive Plan and applicable award agreements, the timing of any accelerated vesting depends upon whether the acquiror assumes the awards. If the acquiror does not assume the awards, the Named Executive Officer's unvested options will vest and become exercisable and unvested restricted stock units (RSUs) will vest upon a change in control. If the acquiror does assume the awards, the unvested options and RSUs will vest and, in the case of options, become exercisable if the Company terminates the Named Executive Officer's employment within 24 months following the change in control for a reason other than cause or disability or, if the Named Executive Officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, the Named Executive Officer terminates his employment for good reason within that 24-month period. Such stock options generally will remain exercisable until the earlier of (i) the first anniversary of the date of termination of employment and (ii) the expiration of the term of the stock option.

Performance-Based Equity. Under the Stock Incentive Plan and applicable award agreements, the timing of the vesting of performance-based equity depends upon whether the acquiror assumes the awards. If the acquiror does not assume the awards, they will vest immediately, based on:

- target amounts if less than one-half of the applicable performance period is complete;
- actual results if at least one-half of the applicable performance period is complete.

If the acquiror does assume the awards in connection with the change in control, the awards will vest at the end of the original vesting period based on:

- target amounts if less than one-half of the applicable performance was complete at the time of the change in control;
- actual results if at least one-half of the applicable performance period was complete at the time of the change in control.

If the Company terminates a Named Executive Officer's employment within 24 months following the change in control for a reason other than cause or disability or, if the Named Executive Officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, the Named Executive Officer terminates his employment for good reason within that 24-month period, the awards will vest immediately based on:

- target amounts if less than one-half of the applicable performance was complete at the time of the change in control;
- actual results if at least one-half of the applicable performance period was complete at the time of the change in control.

Termination of Employment

Treatment of Equity upon Termination

Under the Stock Incentive Plan, the treatment of outstanding equity awards held by our Named Executive Officers upon termination of employment differs based on the form of equity award and the reason for the termination, summarized below.

Stock Options. In general, any unvested stock options held by a Named Executive Officer will vest and become exercisable upon termination of the officer's employment due to death or long-term disability and will remain exercisable until the earlier of (i) the first anniversary of the date of termination of employment and (ii) the expiration date of the term of the stock option. All unvested stock options held by a Named Executive Officer are forfeited upon termination of the Named Executive Officer's employment due to retirement, an involuntary termination of employment without cause or voluntary resignation, and all stock options, whether vested or unvested, are forfeited upon termination of employment for cause.

Restricted Stock Units (RSUs). A pro rata portion of any unvested RSUs held by a Named Executive Officer will vest upon termination of the Named Executive Officer's employment due to death, disability retirement or an involuntary termination of employment without cause, with such pro rata portion being determined based on the length of service during the applicable vesting period. All unvested RSUs are forfeited upon the Named Executive Officer's voluntary resignation, or termination of employment for cause.

Performance-Based Restricted Stock Units. A pro rata portion of any unvested performance-based restricted stock units held by a Named Executive Officer will vest upon termination of employment due to death, disability, retirement or an involuntary termination of employment without cause, upon the later of (i) the completion of the performance period and (ii) the date of such termination. Such pro rata portion is determined based on the length of service during the applicable vesting period and the Company's achievement of performance objectives. All unvested performance-based restricted stock units held by a Named Executive Officer are forfeited upon the Named Executive Officer's voluntary resignation, or termination of employment for cause.

In addition, all equity awards are subject to cancellation if, during the participant's employment or within the twelve months following his employment, the participant competes with the Company, induces or attempts to induce any Company employee to terminate his or her employment with the Company, or solicits business from firms or companies (including customers) with which the participant worked during the two years prior to the participant's termination. Equity awards are subject to forfeiture if the participant fails to keep the terms of the award agreement confidential, or engages, as determined by the Committee, in misconduct in connection with the participant's employment.

Treatment of Economic Profit Plan Bonus Bank upon Termination

Resignation or Termination for Cause. A voluntary resignation or termination for cause would result in immediate forfeiture of the entire Bonus Bank.

Other Forms of Termination. The Named Executive Officer will receive a bonus credit to his Bonus Bank for the current performance period through the end of the quarter in which the termination occurs. The Named Executive Officer will then receive a percentage of the Bonus Bank, as set forth below. The payments of the Bonus Bank will be made in four equal installments on each of the first four 6-month anniversaries of the termination other than payment in the case of death which will be made within 30 days.

Involuntary Termination without Cause or a Resignation for Good Reason. 67% of the Bonus Bank

Termination due to Retirement, Disability, Death. 100% of the Bonus Bank.

Separation Payments and Benefits

In the case of severance agreements, it is generally our practice to negotiate the terms of such agreements, when needed, with each of our executives, including our Named Executive Officers. Such negotiated agreements typically include non-competition, non-solicitation and confidentiality provisions. A description of the NCR Reduction-in-Force Plan for U.S. employees is described below. The severance arrangement with our CEO is set forth in the letter agreement described in detail in the "Agreements with our Named Executive Officers" section on page 41 of this proxy statement.

Involuntary Termination Without Cause. The NCR Reduction-in-Force Plan provides our U.S. employees with one week of separation pay for each full year of service (employees with one year of service or less receive a minimum of two weeks of separation pay, while employees with either two or three full years of service receive a minimum of four weeks of separation pay). Payments are capped at an amount equal to 26 weeks of separation pay. The plan also provides employees with outplacement services to assist them with securing new employment and the continuation of Company-subsidized medical coverage for them and their dependents for up to 26 weeks. Finally, the plan gives us the discretion to increase the number of weeks of separation pay that an employee receives. It is generally our practice to negotiate such terms with each of our executives, including our Named Executive Officers; however, as noted above, the severance arrangement with our CEO is governed by his letter agreement.

Resignation or Termination for Cause. A resignation or termination for cause would not result in any additional compensation, severance or benefits.

Death and Disability Benefits

Benefits provided to Named Executive Officers under the termination scenarios of death or disability depend on the individual level of benefits chosen by the Named Executive Officer during the annual benefits enrollment process. The Named Executive Officers receive the same Company provided life insurance coverage, short-term disability coverage, and long-term disability coverage as the general Company population. These core coverages are 100 percent of base salary for life insurance (up to a maximum benefit of $1,200,000 for core life insurance; additional limits apply if supplemental coverage is purchased), 100 percent of base salary for six weeks and 66.67 percent of base salary for the remainder of a 26-week period for short-term disability coverage, and 50 percent of base salary for the duration of an employee's long-term disability for long-term disability coverage (up to a maximum of $15,000 per month). Each employee has the option of opting out or choosing a higher level of coverage at his or her own expense.

2011 Potential Payments upon Termination or Change in Control Table

The table that follows shows the estimated amounts each Named Executive Officer would have received upon the occurrence of the events listed in the table as of December 31, 2011.

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
William Nuti						
Cash Severance	$ 7,500,000	$ 3,750,000	$ —	$ —	$ —	$ —
Prorata Bonus[3]	2,682,440	2,682,440	2,682,440	2,682,440	—	—
Stock Options[4],[5]	695,889	—	695,889	695,889	—	—
Restricted Stock Units & Performance-Based RSUs[4],[5],[6]	22,945,306	13,920,535	13,920,535	13,920,535	—	—
Welfare Benefits	59,453	29,727	—	—	—	—
Economic Profit Plan[7]	4,819,500	3,229,065	$ 4,819,500	$ 4,819,500	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	8,317,402	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	$ 1,000,000	—	—	—
Total Benefits Payable upon Termination	**$47,029,990**	**$23,621,767**	**$23,118,364**	**$22,118,364**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ 739,564	$ 739,564	$ 739,564	$ 739,564	$ 739,564	$ —
Savings Plan[13]	363,152	363,152	363,152	363,152	363,152	363,152
Pension[14]	—	—	—	—	—	—
Total Vested Benefits	$ 1,102,716	$ 1,102,716	$ 1,102,716	$ 1,102,716	$1,102,716	$363,152
Total Benefits Available at Termination[15]	**$48,132,706**	**$24,724,483**	**$24,221,080**	**$23,221,080**	**$1,102,716**	**$363,152**

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
Robert Fishman						
Cash Severance	$ 1,890,000	$ 472,500	$ —	$ —	$ —	$ —
Prorata Bonus[3]	658,530	658,530	658,530	658,530	—	—
Stock Options[4],[5]	50,611	—	50,611	50,611	—	—
Restricted Stock Units & Performance-Based RSUs[4],[5],[6]	2,119,801	1,105,149	1,105,149	1,105,149	—	—
Welfare Benefits	31,428	7,857	—	—	—	—
Economic Profit Plan[7]	481,950	322,907	$ 481,950	$ 481,950	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	—	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	$ 400,000	—	—	—
Total Benefits Payable upon Termination	**$ 5,242,320**	**$ 2,576,943**	**$ 2,696,240**	**$ 2,296,240**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ 16,870	$ 16,870	$ 16,870	$ 16,870	$ 16,870	$ —
Savings Plan[13]	411,078	411,078	411,078	411,078	411,078	411,078
Pension[14]	185,138	185,138	92,929	185,138	185,138	185,138
Total Vested Benefits	$ 613,086	$ 613,086	$ 520,877	$ 613,086	$ 613,086	$596,216
Total Benefits Available at Termination[15]	**$ 5,855,406**	**$ 3,190,030**	**$ 3,217,117**	**$ 2,909,327**	**$ 613,086**	**$596,216**

	Termination upon Change in Control[(1)]	Involuntary Termination Without Cause[(2)]	Death	Disability	Voluntary Resignation	Termination for Cause
John Bruno						
Cash Severance	$ 3,150,000	$ 787,500	$ —	$ —	$ —	$ —
Prorata Bonus[(3)]	1,157,700	1,157,700	1,157,700	1,157,700	—	—
Stock Options[(4),(5)]	419,879	—	419,879	419,879	—	—
Restricted Stock Units & Performance-Based RSUs[(4),(5),(6)]	8,224,371	4,770,790	4,770,790	4,770,790	—	—
Welfare Benefits	36,216	9,054	—	—	—	—
Economic Profit Plan[(7)]	963,900	645,813	$ 963,900	$ 963,900	—	—
Excise Tax Gross-Up[(4),(8),(9),(10),(11)]	3,223,739	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[(12)]	—	—	$ 750,000	—	—	—
Total Benefits Payable upon Termination	**$17,185,804**	**$7,380,857**	**$8,062,269**	**$7,312,269**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[(4)]	$ 244,496	$ 244,496	$ 244,496	$ 244,496	$244,496	$ —
Savings Plan[(13)]	73,820	73,820	73,820	73,820	73,820	73,820
Pension[(14)]	—	—	—	—	—	—
Total Vested Benefits	$ 318,316	$ 318,316	$ 318,316	$ 318,316	$318,316	$73,820
Total Benefits Available at Termination[(15)]	**$17,504,120**	**$7,699,173**	**$8,380,585**	**$7,630,585**	**$318,316**	**$73,820**

	Termination upon Change in Control[(1)]	Involuntary Termination Without Cause[(2)]	Death	Disability	Voluntary Resignation	Termination for Cause
Peter Leav						
Cash Severance	$ 2,035,000	$ 508,750	$ —	$ —	$ —	$ —
Prorata Bonus[(3)]	784,663	784,663	784,663	784,663	—	—
Stock Options[(4),(5)]	506,302	—	506,302	506,302	—	—
Restricted Stock Units & Performance-Based Shares RSUs[(4),(5),(6)]	4,039,103	2,391,901	2,391,901	2,391,901	—	—
Welfare Benefits	16,531	4,133	—	—	—	—
Economic Profit Plan[(7)]	481,950	322,907	$ 481,950	$ 481,950	—	—
Excise Tax Gross-Up[(4),(8),(9),(10),(11)]	2,089,069	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[(12)]	—	—	$ 475,000	—	—	—
Total Benefits Payable upon Termination	**$ 9,962,618**	**$4,022,354**	**$4,639,816**	**$4,164,816**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[(4)]	$ 222,571	$ 222,571	$ 222,571	$ 222,571	$222,571	$ —
Savings Plan[(13)]	34,834	34,834	34,834	34,834	34,834	34,834
Pension[(14)]	—	—	—	—	—	—
Total Vested Benefits	$ 257,405	$ 257,405	$ 257,405	$ 257,405	$257,405	$34,834
Total Benefits Available at Termination[(15)]	**$10,220,023**	**$4,279,759**	**$4,897,221**	**$4,422,221**	**$257,405**	**$34,834**

	Termination upon Change in Control[(1)]	Involuntary Termination Without Cause[(2)]	Death	Disability	Voluntary Resignation	Termination for Cause
Peter Dorsman						
Cash Severance	$2,035,000	$ 508,750	$ —	$ —	$ —	$ —
Prorata Bonus[(3)]	636,137	636,137	636,137	636,137	—	—
Stock Options[(4),(5)]	91,731	—	91,731	91,731	—	—
Restricted Stock Units & Performance-Based RSUs[(4),(5),(6)]	3,360,671	1,891,303	1,891,303	1,891,303	1,891,303	—
Welfare Benefits	31,496	7,874	—	—	—	—
Economic Profit Plan[(7)]	481,950	322,907	$ 481,950	$ 481,950	—	—
Excise Tax Gross-Up[(4),(8),(9),(10),(11)]	1,804,743	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[(12)]	—	—	$ 405,000	—	—	—
Total Benefits Payable upon Termination	**$8,451,728**	**$3,376,971**	**$3,506,121**	**$3,101,121**	**$1,891,303**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[(4)]	$ 36,260	$ 36,260	$ 36,260	$ 36,260	$ 36,260	$ —
Savings Plan[(13)]	192,346	192,346	192,346	192,346	192,346	192,346
Pension[(14)]	333,397	333,397	157,023	333,397	333,397	333,397
Total Vested Benefits	$ 562,003	$ 562,003	$ 385,629	$ 562,003	$ 562,003	$525,743
Total Benefits Available at Termination[(15)]	**$9,013,731**	**$3,938,974**	**$3,891,750**	**$3,663,124**	**$2,453,306**	**$525,743**

(1) The payments reported in this column are based on the occurrence of a "double trigger" event (a qualifying change in control followed by a qualifying termination) in which the applicable equity awards are assumed in connection with a change in control. In the event that a qualifying change in control occurs and the applicable equity awards are not assumed, then the stock options and performance-based restricted stock unit awards would vest in full immediately prior to the change in control. In either case, the performance-based restricted stock unit awards would vest either at the target level or based on actual performance, depending on when the change in control occurs. The payments reported in this column assume that performance will be achieved at maximum for the 2/23/2010 performance-based restricted stock unit awards and at target for the 2/22/2011 performance-based restricted stock unit awards.

(2) The amounts provided in this column are estimates (based on 26 weeks of severance) because the cash severance payment is subject to individual negotiation. For Mr. Nuti, the amount in this column equals the amount he would receive upon a termination without cause or for good reason under the terms of his letter agreement described in the "Agreements with our Named Executive Officers" section on page 41 of this proxy statement.

(3) The payments reported in this row are based on actual results under the Management Incentive Plan for 2011.

(4) Equity valuations assume closing price of NCR common stock on December 30, 2011 of $16.46.

(5) The payments reported in these rows include only unvested awards. Mr. Dorsman will receive a pro rata portion of his restricted stock units upon a voluntary resignation since he is eligible for retirement treatment, as described above in the "Treatment of Equity upon Termination" section. Mr. Dorsman is the only Named Executive Officer who is eligible for a pro rata portion of any unvested restricted stock units in the event of a voluntary resignation.

(6) The payments reported in this row assume that performance will be achieved at maximum for the 2/23/2010 performance-based restricted stock unit awards and at target for the 2/22/2011 performance-based restricted stock unit awards.

(7) The payments reported in this row reflect a 67% payout upon an involuntary termination without cause and a 100% payout of the Bonus Bank upon a Change in Control, death or disability.

(8) Pursuant to an amendment to the Change in Control Severance Plan, the excise tax gross-up does not apply to any participant who enters the plan after January 27, 2010.

(9) For purposes of calculating the excise tax gross-up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a) Volatility – 40.43%
(b) Dividend Yield – 0%
(c) Risk Free Rate – 2.04%
(d) Option Term – expected option term of 5.09 years less elapsed time since option grant or one year (depending on stock plan in effect at grant)

(10) Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a) Short Term – .24%
(b) Mid Term – 1.52%
(c) Long Term – 3.34%

(11) The excise tax gross-up is calculated using a 20% excise tax rate and a 40% individual income tax rate.
(12) Proceeds would be payable by a third-party insurer.
(13) The amounts reported in "Savings Plan" include contributions made directly to such plans by the Named Executive Officers.
(14) The payments reported in this row represent the present value of the accumulated benefit under the Company's qualified and nonqualified pension plans as of December 31, 2011.
(15) The "Total Benefits Available at Termination" reflects all cash and benefits due the Named Executive Officer, including outstanding vested options, and benefits under the Company's various retirement and pension plans.

DIRECTOR COMPENSATION

Pursuant to authority granted to it by NCR's Board of Directors, the Committee on Directors and Governance (the "Directors Committee") adopted the NCR Director Compensation Program, effective as of April 27, 2010. The Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of NCR's Board of Directors. Mr. Nuti does not receive remuneration for his service as Chairman of the Board of NCR.

Annual Retainer

Under the Director Compensation Program which remained in effect for 2011, each non-employee member of NCR's Board received an annual retainer of $75,000. The Independent Lead Director, Ms. Levinson, received an additional annual retainer of $75,000 for her service in such role, and the members of the Audit Committee, including the Chair of the Audit Committee, received an additional retainer of $5,000. Additionally, the following directors received remuneration for their services as Committee Chairs: Mr. Boykin received $12,000 as Chair of the Audit Committee; Mr. Daichendt received $9,000 as Chair of the Committee on Directors and Governance; and Ms. Levinson received $12,000 as Chair of the Compensation and Human Resource Committee.

In accordance with the Director Compensation Program, each director had the option to receive his or her annual retainer in the form of cash or common stock, or an equal distribution of both. In the table below, the amounts reported in column (b) represent the annual retainer earned by the directors in 2011 and paid in cash. To the extent a director elected to receive all or a portion of his or her annual retainer in common stock, the grant date fair value of the common stock, as determined in accordance with FASB ASC Topic 718, is reflected in column (c).

Prior to January 1 of each year, directors may elect to defer receipt of shares of common stock payable in lieu of cash until they cease to serve as a director of the Company. At the director's election, any such deferred amounts will be payable in cash or shares of NCR common stock.

Initial Equity Grant

The Director Compensation Program provides that, upon initial election to the Board, each non-employee director will receive a grant of restricted stock or restricted stock units. The restricted stock or restricted stock units vest in four equal quarterly installments commencing three months after the grant date. Payment is made only in NCR common stock. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units.

Annual Equity Grant

The Director Compensation Program provides that, on the date of each annual meeting of NCR's stockholders, each non-employee director will be granted restricted stock or restricted stock units, and options to purchase a number of shares of NCR common stock, the value of which is determined by the Directors Committee. In February 2010, the Directors Committee recommended, and the Board agreed, that the value of the annual equity award to be granted to each non-employee director be $175,000. The Directors Committee and the Board determined that this action was appropriate based on a desire to retain and attract highly qualified and experienced directors, an increased workload for NCR's directors that was expected to and did continue into 2011 and will continue beyond 2011, a perceived negative impact of the change in the Company's pension expense on the value of the outstanding equity the directors hold, and a review of competitive board pay practices.

Pursuant to the Director Compensation Program, after NCR's 2011 annual meeting each non-employee director received an annual equity award valued at $175,000, which was divided equally between restricted stock units and stock options. Each non-employee director received $87,500 granted in the form of 4,592 restricted stock units with a grant date fair value of $88,855 and $87,500 granted in the form of options to purchase 11,363 shares of NCR common stock with a grant date fair value of $83,745. The exercise price for these options at the time of grant was $19.35, which was the closing price on May 3, 2011, the effective date of the grant.

Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units. In 2011 Messrs. Boykin, Clemmer and DeRodes elected to defer receipt of shares upon vesting of restricted stock units until the date upon which each of them ceases to serve as a director.

Mid-Year Equity Grant

The Director Compensation Program also provides that each non-employee director who is newly elected to the Board after the annual stockholders meeting may receive a grant of stock options and/or restricted stock or restricted stock units. Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock units.

Stock Ownership Guidelines

The Board of Directors' Corporate Governance Guidelines include stock ownership guidelines, which operate to promote commonality of interest between non-employee directors and stockholders by encouraging non-employee directors to accumulate a substantial stake in the Company's common stock. The guidelines encourage the non-employee directors to accumulate ownership of NCR common stock equal to two times the amount of his or her annual retainer within three years after he or she is first elected to the NCR Board. For these purposes, ownership includes shares owned outright by the non-employee director, interests in restricted stock, restricted stock units or deferred shares. Stock options are not taken into consideration in determining whether a director has met the ownership guidelines. As of December 31, 2011, all of our non-employee directors have met or exceeded these guidelines.

The table below describes 2011 compensation for our non-employee directors. There were no amounts reportable under non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings or all other compensation in 2011.

Director Compensation for 2011

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2),(3),(4)	Option Awards ($)(5),(6)	Total ($)
Linda Fayne Levinson; Independent Lead Director	81,000	169,867	83,745	334,612
Quincy Allen	80,000	88,855	83,745	252,600
Edward (Pete) Boykin	—	157,871	83,745	241,616
Richard Clemmer	—	148,882	83,745	232,627
Gary Daichendt	42,000	130,889	83,745	256,634
Robert DeRodes	—	145,142	83,745	228,887

(1) The table below shows the form of payment in which each director elected to receive his or her annual retainer for 2011, as well as the dollar value for each form.

Name	Cash ($)	Current Stock ($)	Deferred Stock ($)
Linda Fayne Levinson	81,000	81,000	—
Quincy Allen	80,000	—	—
Edward (Pete) Boykin	—	—	92,000
Richard Clemmer	—	—	80,000
Gary Daichendt	42,000	42,000	—
Robert DeRodes	—		75,000

(2) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the restricted stock unit awards granted to each non-employee director in 2011. See Note 7 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for an explanation of the assumptions made in valuing these awards. See "Annual Equity Grant" in the above narrative for the grant date fair value of this award.

(3) The amounts reported in this column also include the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the restricted stock unit awards granted to each of Ms. Levinson and Messrs. Boykin, Clemmer, Daichendt and DeRodes, who elected to receive all or a portion of their annual retainer in the form of shares, as described in footnote 1 above. See Note 7 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for an explanation of the assumptions made in valuing these awards. The table below shows the grant date fair value for annual retainers paid in stock to each director on a quarterly basis.

Name	Q1 2011 ($)	Q2 2011 ($)	Q3 2011 ($)	Q4 2011 ($)
Linda Fayne Levinson	20,253	20,250	20,251	20,262
Quincy Allen	—	—	—	—
Edward (Pete) Boykin	23,004	23,008	23,004	23,011
Richard Clemmer	20,008	20,005	20,015	20,015
Gary Daichendt	10,513	10,503	10,506	10,501
Robert DeRodes	18,765	18,758	18,765	18,764

(4) All non-employee directors had 2,296 restricted stock units unvested and outstanding as of December 31, 2011.

(5) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to each non-employee director in 2011. See Note 7 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for an explanation of the assumptions made in valuing these awards. See "*Annual Equity Grant*" *in the above narrative for the grant date fair value of this award.*

(6) The table below shows the option awards outstanding as of December 31, 2011 for each of the non-employee directors who served in 2011.

Name	Options Outstanding as of December 31, 2011
Linda Fayne Levinson	94,455
Quincy Allen	48,771
Edward (Pete) Boykin	94,455
Richard Clemmer	51,479
Gary Daichendt	58,455
Robert DeRodes	51,479

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance as of December 31, 2011 under our Management Stock Plan that was in effect until April 25, 2006 and our NCR Corporation 2011 Amended and Restated Stock Incentive Plan (referred to below in this section as the "Stock Incentive Plan").

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
Management Stock Plan[1]	3,623,463	$14.14	0
Stock Incentive Plan[2]	10,964,151[3]	$17.90	5,489,247
Equity compensation plans not approved by stockholders	0	0	
Total	14,587,614	$16.23	5,489,247

(1) The NCR Management Stock Plan was adopted with stockholder approval, effective January 1, 1997. There were no shares authorized under the plan as of December 31, 2007. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the stockholders' approval of the Stock Incentive Plan; however, such termination did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

(2) The Stock Incentive Plan was adopted with stockholder approval, effective April 26, 2006, and was amended and restated in 2008 and again in 2011.

(3) Includes a total of 3,651,271 performance-based restricted stock units that were outstanding under the Stock Incentive Plan as of December 31, 2011.

RELATED PERSON TRANSACTIONS

Under its charter, the Committee on Directors and Governance is responsible for the review of all related person transactions. In January 2007, the Board of Directors formalized in writing a Related Person Transactions Policy that provides that each related person transaction be considered for approval or ratification (i) by the Company's Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of the related person transaction should be considered by all of the disinterested members of the Board of Directors, by such disinterested members of the Board of Directors by the vote of a majority thereof.

The policy requires each director and executive officer of the Company to use reasonable efforts to report to the Company's General Counsel any transaction that could constitute a related person transaction prior to the transaction. The General Counsel must advise the Chairman of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware, whether as a result of reporting or otherwise. The Committee on Directors and Governance then considers each such related person transaction, unless the Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors consider the transaction. Except as set forth below, a related person transaction that is not approved in advance shall not be entered into by the Company unless the effectiveness of the transaction is expressly subject to ratification by the Committee on Directors and Governance or the disinterested members of the Board, as applicable.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter became a related person transaction, then in either such case the related person transaction shall be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If such related person transaction is not ratified, then the Company shall take all reasonable actions to attempt to terminate the Company's participation in that transaction.

Under the policy, a related person transaction generally means any transaction involving or potentially involving an amount in excess of $120,000 in which the Company or any of its subsidiaries is a participant and in which any of its directors or director nominees, executive officers or 5% stockholders, or any immediate family members of any of the foregoing, has or will have a direct or indirect material interest.

In considering whether to approve or ratify a related person transaction or relationship, the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, considers all relevant factors, including:

- the size of the transaction and the amount payable to a related person;
- the nature of the interest of the related person in the transaction;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

Transactions and relationships that are required to be disclosed under applicable securities laws and regulations are disclosed in the Company's proxy statement. Since the beginning of the Company's 2011 fiscal year, the Committee on Directors and Governance has not identified any related person transactions requiring such disclosure.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the approximate fees for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), for the audit of the Company's financial statements for fiscal years 2011 and 2010, as well as the approximate worldwide fees billed for other services rendered by PricewaterhouseCoopers in such years:

Service	2011	2010
Audit Fees(1)	$5,649,372	$5,179,955
Audit-Related Fees(2)	$ 210,000	$ 238,000
Subtotal	$5,859,372	$5,417,955
Tax Fees(3)	$ 818,700	$1,340,750
All Other Fees(4)	$ 37,000	$ 9,500
Subtotal	$ 855,700	$1,350,250
Total Fees	$6,715,072	$6,768,205

(1) Includes fees required for the review and examination of NCR's consolidated financial statements, the audit of internal controls over financial reporting, quarterly reviews of interim financial statements, statutory audits, and consultations by management as to the accounting or disclosure treatment of transactions or events and the actual or potential impact of final or proposed rules, standards or interpretations by regulatory and standard setting bodies. Also includes attestation services and review services associated with the Company's filings with the SEC.

(2) Includes fees related to financial audits of employee benefit plans and services related to the filing of securities reports for one of the Company's international subsidiaries.

(3) Generally includes tax compliance, tax advice, tax planning and expatriate services. In 2011 and 2010, respectively, fees for tax services include:

(a) $371,700 and $36,250 for tax compliance including the preparation, review and filing of tax returns;

(b) $10,000 and $12,000 for tax audit consultation and assistance;

(c) $31,000 and $892,500 for local country statutory financial statement services incidental to the preparation of local country tax returns and tax consultation services among other things; and

(d) $400,000 and $400,000 for expatriate services including tax return preparation, tax equalization calculations, tax consultancy, and related international assignment administration services.

(4) Includes fees for all other work performed by PricewaterhouseCoopers that does not meet the above category descriptions. In 2011, of these fees: approximately 81% related to a human resources benchmarking study, approximately 11% related to an attestation engagement in Spain related to compliance with the electronic waste legislation and approximately 8% related to licensing and proprietary software for accounting research. In 2010, of these fees: approximately 42% related to an attestation engagement in Spain related to compliance with the electronic waste legislation, approximately 32% related to licensing and proprietary software for accounting research and the remainder (less than $2,500) related to other miscellaneous projects.

The charter of the Audit Committee requires that all auditing and non-auditing services to be provided to the Company by its independent accountants be pre-approved by the Committee. The Committee has adopted policies and procedures regarding its pre-approval of these services (the "Pre-Approval Policy"). The Pre-Approval Policy, which is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm, includes the following principles and restrictions, among others:

- In no case should NCR or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.
- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other non-audit services and tax consulting services will require specific pre-approvals by the Audit Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approvals by the Audit Committee will also be required for any material changes or additions to the pre-approved services.

- The Audit Committee recommends that the ratio of total tax and all other non-audit services to total audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.
- The Audit Committee will not permit the exclusive retention of NCR's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors, the purpose of which may be tax avoidance and the tax treatment of which is not supported in applicable tax law.
- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee, and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.
- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries.
- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.
- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

At the beginning of each fiscal year, management and the Company's independent registered public accounting firm propose the audit and non-audit services to be provided by the firm during that year. The Audit Committee reviews and pre-approves the proposed services taking into account, among other things, the principles and restrictions set forth in the Pre-Approval Policy. Under the Pre-Approval Policy, the Audit Committee also has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed. The Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PricewaterhouseCoopers to the Company, and the fees charged for such services, are actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for NCR. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2011 and 2010, of those total amounts reported above, all activities were pre-approved by the Audit Committee prior to commencement, thus no de minimis activity was reported.

BOARD AUDIT COMMITTEE REPORT

The Audit Committee consists of three directors, each of whom is independent as determined by the Board of Directors based on independence standards set forth in the Board's Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the New York Stock Exchange ("NYSE") and the applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In accordance with NYSE rules, all members are "financially literate." In addition, three of its members are "audit committee financial experts" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Committees of the Board." The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter is available under "Corporate Governance" on the "About NCR" page of the Company's website at http://www.ncr.com/about-ncr/corporate-governance.

In general, NCR's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), NCR's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as an independent audit of the Company's internal control over financial reporting.

In the course of fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with NCR management the Company's audited financial statements for fiscal year 2011, as well as its quarterly public earnings releases and its quarterly reports on Form 10-Q, and, together with the Board, has reviewed and discussed the Company's Annual Report on Form 10-K and this proxy statement. In addition, the Audit Committee discussed with PricewaterhouseCoopers, the Company's independent registered public accounting firm, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with PricewaterhouseCoopers its independence. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit and non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries. The committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed NCR's critical accounting policies and alternative policies with management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meetings periodically throughout the year with both PricewaterhouseCoopers and the internal auditors. It also met privately on occasion with the Chief Financial Officer, who has unrestricted access to the committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the SEC.

Dated: February 21, 2012

The Audit Committee:
Edward P. Boykin, Chair
Quincy L. Allen
Richard L. Clemmer

DIRECTORS' PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012
(Item 2 on Proxy Card)

The Board's Audit Committee has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's independent registered public accounting firm for 2012 and the Board has approved this selection. Although stockholder ratification of this appointment of the Company's independent registered public accounting firm is not required, the Board is asking that you ratify this appointment as a matter of good corporate governance.

PricewaterhouseCoopers has been the Company's independent registered public accounting firm for many years and is a leader in providing audit services to companies in the high-technology industry. The Board believes that PricewaterhouseCoopers is well qualified to serve as NCR's independent registered public accounting firm given its experience, global presence with offices or affiliates in or near most locations where NCR does business, and quality audit work in serving the Company. PricewaterhouseCoopers rotates its audit partners assigned to audit NCR at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PricewaterhouseCoopers or its affiliates. Based on its "Pre-Approval Policy" (as defined above on page 64) and applicable SEC rules and guidance, the Audit Committee considered whether the provision during 2011 of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining PricewaterhouseCoopers' independence and concluded that it was.

PricewaterhouseCoopers representatives will be present at the Annual Meeting where they will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The Board of Directors and the Audit Committee recommend that you vote FOR this proposal. Proxies received by the Board will be voted FOR this proposal unless they specify otherwise. If the stockholders do not ratify the appointment of PricewaterhouseCoopers, the Audit Committee and the Board of Directors will reconsider the appointment, but may elect to maintain it.

DIRECTORS' PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, EXECUTIVE COMPENSATION AS DISCLOSED IN THESE PROXY MATERIALS
(Item 3 on Proxy Card)

Our Board of Directors is submitting this "Say on Pay" proposal, pursuant to Section 14A of the Securities Exchange Act of 1934 which allows our stockholders to cast a non-binding vote to approve the compensation of our Named Executive Officers as disclosed in the *Compensation Discussion and Analysis* and accompanying compensation tables in this proxy statement. Although this advisory vote is not binding on the Company, the Board and the Compensation and Human Resource Committee value the opinions of our stockholders. Accordingly, the Compensation and Human Resource Committee will consider the outcome of the Say on Pay vote when it makes future decisions regarding executive compensation.

Our executive compensation programs are designed to pay for performance, attract and retain executive talent, align the interests of executives with the interests of stockholders and adopt competitive, best-practices compensation programs appropriate for the Company. A comparison of our performance during the period from 2008 through 2011 to the compensation actually realized by our Chief Executive Officer demonstrates that this pay for performance compensation philosophy achieves its objectives of rewarding our executives in the high performance years and penalizing them in the low performance years. In 2008 and 2009, when the Company had negative total shareholder return, the long-term performance awards failed to vest, and the total compensation actually realized by our Chief Executive Officer was well below the value of his compensation at the time of grant: he realized only 36% of compensation as measured by grant value for 2008 and 66% for 2009. The Company's strong rebound in 2010 and 2011 from its difficult financial circumstances placed us at the number two ranking in both one-year and two-year total shareholder return among the 18 peer group companies that we use for determining executive compensation for each year. In both of these years of high performance, our Chief Executive Officer received payouts of long-term performance awards at 150% of target and an annual bonus at target for 2010 and at 179% of target for 2011. He is expected to realize 138% of his grant value compensation for both 2010 and 2011, respectively. Please see the "Executive Summary" in the *Compensation Discussion and Analysis* in this proxy statement for charts demonstrating this correlation between pay and performance.

Our compensation programs in 2011 continued to be consistent with this executive compensation philosophy:

- Of the total direct compensation offered to our Chief Executive Officer for 2011, 62% was performance-based
- An average of 61% of the total direct compensation offered to our other Named Executive Officers was performance-based
- We replaced a portion of our equity long-term incentive program with a new performance program, the Economic Profit Program, which pays out cash bonuses over time based on metrics that correlate to long-term shareholder value
- We amended the stock ownership guidelines to increase the amount of stock that our Chief Executive Officer is required to own from three times base salary to six times base salary

Some of the Company's other best pay practices designed to manage compensation risk and align our executive compensation with long-term stockholder interests include the following:

- Robust executive stock ownership guidelines
- A strong compensation recovery or "claw back" policy
- No excise tax gross-ups for new participants in the Company's Change in Control Severance Plan
- No tax gross-ups on any perquisites other than standard relocation benefits
- All U.S. defined benefit pension plans are frozen (qualified and non-qualified)

Please see the *Compensation Discussion and Analysis* and accompanying compensation tables beginning on pages 17 and 39, respectively, of this proxy statement for additional details about our executive compensation programs and compensation paid to our Named Executive Officers.

At the 2011 annual meeting, the Company's stockholders approved the compensation program for the Company's named executive officers with 83.4% of the votes cast. Our Board of Directors and Compensation and Human Resource Committee believe this vote reflected stockholder approval of our pay for performance philosophy and the absence of pay practices that stockholders consider problematic.

We believe that our compensation design and practices are effective in implementing our compensation philosophy and ask you to vote in favor of the adoption of the following resolution:

RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers as described in the *Compensation Discussion and Analysis*, the Summary Compensation Table and the related compensation tables and narrative disclosure in this proxy statement.

The Board of Directors recommends that you vote FOR the advisory resolution. Proxies received by the Board of Directors will be voted FOR this proposal unless they specify otherwise.

OTHER MATTERS

The Board of Directors does not know of any matters that will be brought before the Annual Meeting other than those listed in the notice of meeting. If any other matters are properly introduced at the meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the enclosed form of proxy will have authority to vote on such matters in their discretion.

ADDITIONAL INFORMATION

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the Annual Meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Georgeson Inc., to assist in the solicitation of proxies, at an estimated cost of $17,000, plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and NYSE rules, NCR will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock.

Procedures for Stockholder Proposals and Nominations

Under NCR's Bylaws, nominations for election of directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the Board, or (2) a stockholder entitled to vote who has delivered notice to the Company no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting.

Our Bylaws also provide that other business may not be brought before an annual meeting unless it is (1) specified in the notice of meeting (which includes stockholder proposals that the Company is required to include in its proxy statement under SEC Rule 14a-8), (2) brought before the meeting by or at the direction of the Board, or (3) brought by a stockholder entitled to vote who has delivered notice to the Company (containing certain information specified in the Bylaws) no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting. In addition, you must comply with SEC Rule 14a-8 to have your proposal included in the Company's proxy statement.

A copy of the full text of the Company's Bylaws may be obtained upon written request to the Corporate Secretary at the address provided on page 15 of this proxy statement and online at http://www.ncr.com/about-ncr/corporate-governance.

Stockholder Proposals for 2013 Annual Meeting

Stockholders interested in presenting a proposal for consideration at NCR's annual meeting of stockholders in 2013 must follow the procedures found in SEC Rule 14a-8 and the Company's Bylaws. To be eligible for possible inclusion in the Company's 2013 proxy materials, all qualified proposals must be received by NCR's Corporate Secretary no earlier than October 12, 2012, nor later than 5:00 p.m., Eastern Time, on November 12, 2012.

The above notice and proxy statement are sent by order of the Board of Directors.

Jennifer M. Daniels
Senior Vice President,
General Counsel and Secretary

Dated: March 12, 2012

Proxy Statement

Detach Here

2012 ANNUAL STOCKHOLDERS' MEETING
RESERVATION REQUEST FORM

If you plan to attend the 2012 Annual Stockholders' Meeting of NCR Corporation, please complete the following information and return to Jennifer M. Daniels, Senior Vice President, General Counsel and Secretary, NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096-5810.

Your name and address: ______________________________

Number of shares of NCR common stock you hold: ______________________________

If the shares listed above are not registered in your name, identify the name of the registered stockholder below *and include evidence that you beneficially own the shares.*

Registered stockholder: ______________________________
(name of your bank, broker, or other nominee)

THIS IS NOT A PROXY CARD

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

Commission File Number 001-00395

NCR CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**31-0387920**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3097 Satellite Boulevard
Duluth, GA 30096
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (937) 445-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2011, was approximately $3.0 billion. As of February 14, 2012, there were approximately 158.3 million shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Registrant's Definitive Proxy Statement for its Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year end of December 31, 2011 are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

This Report contains trademarks, service marks, and registered marks of NCR Corporation and its subsidiaries, and other companies, as indicated.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements use words such as "seek," "potential," "expect," "strive," "continue," "continuously," "accelerate," and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could". They include statements as to our anticipated or expected results; future financial performance; projections of revenue, profit growth and other financial items; discussion of strategic initiatives and related actions; comments about our future economic performance; comments about future market or industry performance; and beliefs, expectations, intentions, and strategies, among other things. Forward-looking statements are based on management's beliefs, expectations and assumptions and involve a number of known and unknown risks and uncertainties. These forward-looking statements are not guarantees of future performance, and there are a number of factors, including those listed in Item 1A "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report on Form 10-K, that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PART I

Item 1. BUSINESS

General

NCR Corporation and its subsidiaries (NCR or the Company, also referred to as "we", "us" or "our") provide technology and services that help businesses connect, interact and transact with their customers.

Businesses

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR's portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel and gaming and entertainment industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support our technology tools. NCR also resells third-party networking products and provides related service offerings in the telecommunications and technology sectors.

Industries Served

NCR provides specific solutions for customers in a range of industries such as financial services, retail, hospitality, telecommunications, travel and gaming, and entertainment. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Company History

NCR was originally incorporated in 1884 and was a publicly traded company on the New York Stock Exchange prior to its merger with a wholly-owned subsidiary of AT&T Corp. (AT&T) on September 19, 1991. Subsequently, on December 31, 1996, AT&T distributed all of its interest in NCR to its stockholders (the "Distribution"). NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR".

On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007.

Recent Transactions

On August 24, 2011, NCR completed the acquisition of Radiant Systems Inc. (Radiant), a leading provider of multichannel point-of-sale and managed hosted service solutions to the hospitality and specialty retail industries. The acquisition was completed through a tender offer and subsequent merger, with Radiant becoming a wholly-owned subsidiary of NCR.

On December 23, 2011, we completed the sale of our healthcare solutions business, including our MediKiosk patient access software, NCR Payment Manager, Patient Portal, Patient Tracking, Physician Referral and eForms software solutions, to Quadramed Corporation. The sale of our healthcare solutions business has been presented as discontinued operations in the Consolidated Financial Statements. Refer to Note 14, "Discontinued Operations", in the Notes to Consolidated Financial Statements for further discussion.

On February 3, 2012, we entered into an agreement to sell our entertainment business to Redbox Automated Retail, LLC. The completion of the transaction is subject to various customary closing conditions as well as regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We anticipate that the transaction will be consummated by the end of the third quarter of 2012. Refer to Note 16, "Subsequent Events", in the Notes to Consolidated Financial Statements for further discussion.

Operating Segments

Effective January 1, 2011, NCR began management of its business on a line of business basis, changing from the previous model of geographic business segments. As a result, we categorized our operations into four reportable segments: Financial Services, Retail Solutions, Entertainment, and Emerging Industries. The acquisition of Radiant created a new reportable segment, Hospitality and Specialty Retail. These changes to our segment reporting are further described in Note 1, "Description of Business and Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

The information required by Item 1 with respect to financial information regarding our geographic areas and reportable segments can be found in Item 7 of Part II of this Report under "Revenue and Operating Income by Segment" as well as in Item 8 of Part II of this Report as part of Note 12, "Segment Information and Concentration," of the Notes to Consolidated Financial Statements, and is incorporated herein by reference.

Products and Services

We sell products and services that help businesses connect, interact and transact with their customers. Our product and service offerings fall into the following categories:

ATMs and Other Financial Products

We provide financial institutions, retailers and independent deployers with financial-oriented self-service technologies, such as ATMs, cash dispensers, and software solutions, including the APTRA™ application suite as well as consulting services related to ATM security, software and bank branch optimization. ATM and other financial product solutions are designed to quickly and reliably process consumer transactions and incorporate advanced features such as automated check cashing/deposit, automated cash deposit, web-enablement and bill payment (including mobile bill payment). These solutions help enable businesses to reduce costs and generate new revenue streams while enhancing customer loyalty.

Self-Service Kiosks

We provide self-service kiosks to the retail, hospitality, travel and gaming, and entertainment industries and also own and operate self-service kiosks in the entertainment industry. Our versatile kiosk solutions can support numerous retail self-service functions, including self-checkout, wayfinding, bill payment and gift registries. We provide self check in/out kiosk solutions to airlines, hotels and casinos that allow guests to check-in/out without assistance. These solutions create pleasant and convenient experiences for consumers and enable our customers to reduce costs. The kiosks for the hospitality industry provide consumers the ability to order and pay at restaurants while enabling our customers to streamline order processing and reduce operating costs. The kiosks in the entertainment industry allow consumers to rent or buy movies and games at their convenience.

Point of Sale

We provide retail and hospitality oriented technologies such as point of sale terminals, bar-code scanners, software and services to companies and venues worldwide. Combining our retail and hospitality industry expertise, software and hardware technologies, and consulting services, our solutions are designed to enable cost reductions and improve operational efficiency while increasing customer satisfaction.

Check and Document Imaging

Our check and document imaging offerings provide end-to-end solutions for both traditional paper-based and image-based check and item processing. These solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial institutions increase efficiency and reduce operating costs. Consisting of hardware, software, consulting and support services, our comprehensive check and document imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment.

Services

Services are an essential and integrated component of NCR's complete solution offerings. We provide maintenance and support services for our product offerings and also provide other services including site assessment and preparation, staging, installation and implementation, systems management and complete managed services. We also offer a range of software and services such as Software as a Service, hosted services, and online, mobile and transactional services and applications such as bill pay and digital signage. In addition, we are also focused on expanding the resale of third party networking products and related service offerings to a broader base of customers in the telecommunications and technology sectors and servicing third-party computer hardware from select manufacturers, such as Cisco Systems, who value and leverage our global service capability.

Consumables

We develop, produce and market a complete line of printer consumables for various print technologies. These products include two-sided thermal paper (2ST®), paper rolls for receipts in ATMs and POS solutions, inkjet and laser printer supplies, thermal transfer and ink ribbons, labels, laser documents, business forms, and specialty media items such as photo and presentation papers. Consumables are designed to optimize operations and improve transaction accuracy, while reducing overall costs.

Target Markets and Distribution Channels

Our ATMs and other financial product solutions primarily serve the financial services industry with particular focus on retail banking, which includes traditional providers of consumer banking and financial services. These solutions also serve the retail markets through convenience banking products for retailers designed to complement their core businesses. Customers are located throughout the world in both developed and emerging markets. We have historically sold most of our ATMs and financial products and services through a direct sales channel, although a portion of revenues is derived through distributors and value-added resellers.

We provide self-service kiosk and POS solutions to the retail, hospitality, travel and gaming, and entertainment industries. Retail customers include department stores, specialty retailers, mass merchandisers, catalog stores, supermarkets, hypermarkets, grocery stores, drug stores, wholesalers, convenience stores and petroleum outlets. Hospitality customers include restaurants and food service providers, and sports and entertainment venues (including stadiums, arenas and cinemas). The travel and gaming customers include airlines, airports, car rental, hotel/lodging and casinos. Self-service kiosk and POS solutions are sold through a direct sales force and through relationships with value-added resellers, distributors, dealers and other indirect sales channels. We have focused our investments and resources on self-service technologies with expanded offerings to include self-ticketing and mobile check-in for the travel industry. We also own and operate DVD kiosks, which we deploy at retail outlets such as supermarkets, convenience stores and drug stores.

Our imaging solutions primarily serve the financial services industry worldwide, with the primary focus on banks. We have historically distributed most of our imaging products and services through a direct sales channel, although certain revenues are derived through sales by value-added resellers and distributors.

Our consumables products are sold to the financial services, retail and hospitality industries as well as customers involved in transportation and manufacturing. These products are also sold through a direct sales force as well as through various channel partners including office product retailers, contract stationers, value-added resellers, original equipment manufacturers as well as through telemarketing and the Internet.

We provide service and support for our products and solutions through service contracts with our customers. We have also established managed service contracts with key customers and continue to pursue additional managed service relationships. Longer term managed service arrangements can help improve the efficiency and performance of the customer's business, and also increase the strategic and financial importance of its relationship with NCR. We also provide services on competing technologies—for example, IBM retail technologies and Diebold ATMs. The primary sales channel for our services is our direct sales teams, which exist across all geographies. Our services professionals provide these services directly to end customers.

Competition

In the financial services industry, we compete with Diebold, Inc., Wincor Nixdorf GmbH & Co. (Wincor) and Hyosung, as well as many other regional firms, across all geographies. The primary factors of competition can vary, but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services.

We face a variety of competitors in the retail and hospitality industries across all geographies. We believe that key competitive factors can vary by geographic area but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; and knowledge, experience and quality of the vendor's consulting, deployment and support services. Our competitors vary by market segment, product, service offering and geographic area, and include IBM, Wincor, Fujitsu, Hewlett-Packard, Dell, Honeywell, Micros Systems, Verifone and Datalogic, among others.

We face a diverse group of competitors in the travel and gaming and entertainment industries. Competition in the travel industry includes IBM, SITA and IER. In the gaming industry, our key competitors are IBM, Wincor and Cummins. In the entertainment business, which operates primarily in the United States, competition comes from makers of DVD rental kiosks, including Coinstar, Inc. (through their Redbox DVD kiosk business), as well as alternative distribution channels such as Netflix, various cable companies and retail outlets, among others.

We face competition for services from other technology and service providers, as well as from service-only firms, in all geographies where we operate around the world. The primary services competitors are the companies identified in the descriptions of our other solutions. Global technology providers are becoming more focused on services as a core business strategy. We also compete with a range of smaller regional and local service companies across our various geographies.

Competition for printer consumables is significant and varies by geographic area and product group. The primary areas of competitive differentiation typically include: quality; logistics and supply chain management; and total cost of ownership. While price is always a factor, we focus on the customer's total cost of ownership for our consumables products. Total cost of ownership takes into account not only the per-unit cost, but also service, usage, reporting and support costs. Our competitors include, among others, RiteMade Paper and Schades.

We face competition in the financial services industry for imaging solutions across all geographies. The primary areas of competition can vary, but typically include: quality of the solutions or products; total cost of ownership; industry knowledge; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services. Our competitors vary by product, service offering and geographic area, and include FIS and Unisys Corporation, among others.

Research and Development

We remain focused on designing and developing products, services and solutions that anticipate our customers' changing technological needs and consumer preferences. Our expenses for research and development were $177 million in 2011, $162 million in 2010, and $141 million in 2009. We anticipate that we will continue to have significant research and development expenditures in the future to provide a continuing flow of innovative, high-quality products and services to maintain and enhance our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report and is incorporated herein by reference.

Patents and Trademarks

NCR seeks patent protection for its innovations and improvements associated with its products, services, and developments, where such protection is likely to provide value to NCR. NCR owns approximately 1,375 patents in the U.S. and numerous others in foreign countries. The foreign patents are generally counterparts of NCR's U.S. patents. Many of the patents owned by NCR are licensed to others, and NCR is licensed under certain patents owned by others. NCR has active patent licensing programs. NCR also has numerous patent applications pending in the U.S. and in foreign countries. NCR's portfolio of patents and patent applications, in the aggregate, is of significant value to NCR.

NCR has registered certain trademarks and service marks in the United States and in a number of foreign countries. NCR considers the mark "NCR" and many of its other trademarks and service marks to be valuable assets.

Seasonality

Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. Information regarding seasonality and its potential impact on our business is included in Item 1A of this Report under the caption, "Operating Results Fluctuations," and is incorporated herein by reference.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on computer chips and microprocessors from Intel Corporation and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions.

On a global basis, NCR manufactures its ATMs in facilities located in Columbus, Georgia, USA; Manaus, Brazil; Budapest, Hungary; Beijing, China; and Puducherry, India; its self-checkout solutions in facilities located in Columbus, Georgia, USA and Budapest, Hungary; certain POS terminals in facilities located in Alpharetta, Georgia, USA; Salzburg, Austria; Beijing, China; Geelong, Australia; and Adelaide, Australia; and its entertainment kiosks in the Columbus, Georgia, USA facility. For payment solutions, certain POS terminals, bar code scanners and certain other kiosks, NCR outsources the manufacturing in all geographic regions.

Refer to Item 1A of this Report under the caption, "Reliance on Third Parties" for further information regarding the potential impact of these relationships on our business operations. Additional information regarding sources and availability of raw materials is also included in Item 1A of this Report under the caption "Reliance on Third Parties," and is incorporated herein by reference.

Product Backlog

Our backlog at December 31, 2011, was approximately $1.0 billion, compared with backlog of approximately $900 million at December 31, 2010. The backlog includes orders confirmed for products scheduled to be shipped as well as certain professional and transaction services to be provided. Although we believe that the orders included in the backlog are firm, some orders may be cancelled by the customer without penalty, and we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. Further, we have a significant portion of revenues derived from our growing service-based business as well as the hospitality and specialty retail line of business, for which backlog information is not measured. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of revenues for any future period.

Employees

On December 31, 2011, NCR had approximately 23,500 employees and contractors.

Environmental Matters

Compliance with Federal, state, and local environmental regulations relating to the protection of the environment could have a material adverse impact on our capital expenditures, earnings or competitive position. While NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while we believe the amounts provided in our Consolidated Financial Statements are adequate in light of the probable and estimable liabilities in this area, there can be no assurances that environmental matters will not lead to a material adverse impact on capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River matter, is reported in Item 8 of Part II of this Report as part of Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

Executive Officers of the Registrant

The Executive Officers of NCR (as of February 28, 2012) are as follows:

Name	Age	Position and Offices Held
William R. Nuti	48	Chairman of the Board, Chief Executive Officer and President
John G. Bruno	47	Chief Technology Officer and Executive Vice President, Corporate Development
Jennifer M. Daniels	48	Senior Vice President, General Counsel and Secretary
Peter A. Dorsman	56	Executive Vice President, Industry Solutions Group and Global Operations
Robert P. Fishman	48	Senior Vice President and Chief Financial Officer
Peter A. Leav	41	Executive Vice President, Global Sales, Professional Services and Consumables
Andrea L. Ledford	46	Senior Vice President, Human Resources

Set forth below is a description of the background of each of the Executive Officers.

William R. Nuti, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and is a member of its Compensation and Finance Committees. Mr. Nuti became a director of NCR on August 7, 2005.

John G. Bruno became Chief Technology Officer and Executive Vice President of Corporate Development on November 1, 2011. Before assuming this position, he was Executive Vice President, Industry Solutions Group, from November 29, 2008 to October 31, 2011. Prior to joining NCR, Mr. Bruno was a Managing Director at The Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm, from August 2007 to November 2008. Prior to this position, he was Senior Vice President—General Manager, RFID Division, at Symbol Technologies, Inc., an information technology company, from June 2005 through February 22, 2006. Mr. Bruno was Symbol Technologies' Senior Vice President, Corporate Development from May 2004 to June 2005, and was Symbol Technologies' Senior Vice President, Business Development, and Chief Information Officer, from November 2002 to May 2004.

Jennifer M. Daniels became Senior Vice President, General Counsel and Secretary in April 2010. Prior to joining NCR, Ms. Daniels was Vice President, General Counsel and Corporate Secretary of Barnes & Noble, Inc., from August 2007 to April 2010. Prior to that, she served as an attorney for more than 16 years at IBM, a worldwide provider of computer hardware, software and services, where she held, among other positions, the positions of Vice President, Assistant General Counsel and Chief Trust and Compliance Officer; Vice President and Assistant General Counsel for Litigation; and Vice President and General Counsel of IBM Americas.

Peter A. Dorsman became Executive Vice President, Industry Solutions Group and Global Operations on November 1, 2011. Mr. Dorsman leads the Industry Solutions Group, which is comprised of NCR's Financial Services, Retail Solutions and Travel and Gaming lines of business. He is also responsible for the company's global operations, which includes manufacturing, sourcing, logistics, quality, sales order management and customer advocacy and continuous improvement programs. Mr. Dorsman supports overall sales enablement and is responsible for driving the conception of NCR's product solutions through to fulfillment, providing more influence and impact on the entire end-to-end customer experience. Previously, he was Senior Vice President, Global Operations from January 1, 2008 to October 31, 2011 and was Vice President and General Manager of NCR's Systemedia Division, now named NCR Consumables, from April 17, 2006 to December 31, 2007. Prior to joining NCR, Mr. Dorsman served in several roles with The Standard Register Company, a provider of information solutions, including as its Executive Vice President and Chief Operating Officer responsible for the day-to-day operations of the company. Before his role at Standard Register, Mr. Dorsman served for nearly 20 years at NCR in various marketing and sales leadership roles, including vice president of worldwide industry marketing. Mr. Dorsman is a director of Applied Industrial Technologies Inc.

Robert P. Fishman became Senior Vice President and Chief Financial Officer in March 2010. Prior to assuming this position, he was Interim Chief Financial Officer from October 2009 to March 2010. Prior to that position, he was Vice President and Corporate Controller from January 2007 to October 2009. From September 2005 to January 2007, Mr. Fishman was Assistant Controller and from January 2005 to September 2005, he was Director, Corporate Planning. Mr. Fishman joined NCR in 1993.

Peter A. Leav became Executive Vice President, Global Sales, Professional Services and Consumables on November 1, 2011. Prior to assuming this position, he was Senior Vice President, Worldwide Sales, from January 29, 2009 to October 31, 2011. Prior to joining NCR, he was Corporate Vice President and General Manager of Motorola, Inc., a provider of mobility products and solutions across broadband and wireless networks, from November 2008 to January 2009, and Vice President and General Manager for Motorola from December 2007 to November 2008. Prior to this position, Mr. Leav was Vice President of Sales for Motorola from December 2006 to December 2007. From November 2004 to December 2006, Mr. Leav was Director of Sales for Symbol Technologies, Inc., an information technology company. Prior to this position, Mr. Leav was Regional Sales Manager at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, from July 2000 to November 2004.

Andrea L. Ledford became Senior Vice President, Human Resources, in June 2007. Ms. Ledford served as Interim Senior Vice President, Human Resources from February 2007 to June 2007. Prior to assuming this position, she was Vice President, Human Resources, Asia/Pacific, and Europe, Middle East and Africa, from February 2006 to February 2007. Before joining NCR in February 2006, Ms. Ledford was EMEA Leader, Human Resources, at Symbol Technologies, Inc., an information technology company, from 2002 to February

2006 and held a variety of leadership roles at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, in EMEA, Asia/Pacific and Latin America.

Available Information

NCR makes available through its website at http://investor.ncr.com, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, definitive proxy statements on Schedule 14A and Current Reports on Form 8-K, and all amendments to such reports and schedules, as soon as reasonably practicable after these reports are electronically filed or furnished to the U.S. Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The SEC website (www.sec.gov) contains the reports, proxy statements and information statements, and other information regarding issuers that file electronically with the SEC. Also, the public may read and copy any materials that NCR files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. NCR will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2012 Annual Meeting of Stockholders (the 2012 Proxy Statement), portions of which are incorporated herein by reference. NCR also will furnish its Code of Conduct at no cost and any other exhibit at cost. Document requests are available by calling or writing to:

NCR—Investor Relations
3097 Satellite Boulevard
Duluth, GA 30096
Phone: 800-255-5627
E-Mail: investor.relations@ncr.com
Website: http://investor.ncr.com

NCR's website, www.ncr.com, contains a significant amount of information about NCR, including financial and other information for investors. NCR encourages investors to visit its website regularly, as information may be updated and new information may be posted at any time.

Item 1A. RISK FACTORS

The risks and uncertainties described below could materially and adversely affect our business, financial condition, results of operations, and could cause actual results to differ materially from our expectations and projections. You should consider these risk factors when reading the rest of this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this document.

Economic Pressures *Our business may be negatively affected by global economic and credit conditions.* Our business has been, and will continue to be, sensitive to domestic and global economic and credit conditions. For example, recovery from the credit crisis and global economic downturn of 2008 has been uneven and tentative and has created a challenging and unpredictable environment in which to market the products and services of our various businesses across different geographic segments, with European markets posing particular concern. The strength of global economic and credit conditions depends on a number of factors, including the effects of government actions to address sovereign debt issues, improve global credit markets and generally stimulate economic conditions. It is difficult to predict the success of these actions, or the development of new economic conditions that could impact our business.

A negative economic climate could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products or services. Additionally, if as in the recent past, customers in the financial services sector respond to a negative economic climate by further consolidation, it could further reduce our base of potential customers in the financial industry. Our retail customers also could face continuing fluctuations in consumer confidence and, as a result, could be impacted by weak consumer spending. This could, in turn, result in increased financial pressures that could impact the capital expenditures of our retail customers and, potentially, the ability of certain retail customers to pay accounts receivable owed to NCR. Negative global economic conditions also may have a material effect on our customers' ability to obtain financing for the purchase of our products and services from third party financing companies, which could adversely affect our operating results.

Indebtedness *The terms of our secured credit facility include financial and other covenants that could restrict or limit our financial and business operations.* Our secured credit facility includes restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our subsidiaries to, among other things:

- incur additional indebtedness;
- create liens on, sell or otherwise dispose of our assets;
- engage in certain fundamental corporate changes or changes to our business activities;
- make investments in others;
- engage in sale-leaseback or hedging transactions;
- repurchase our common stock, pay dividends or make similar distributions on our capital stock;
- repay other indebtedness;
- engage in certain affiliate transactions; and
- enter into agreements that restrict our ability to create liens, pay dividends or make loan repayments.

The secured credit facility also contains certain affirmative covenants and requires us to comply with financial coverage ratios regarding both our interest expense and our debt relative to our EBITDA (as defined in the secured credit facility).

These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. Additionally, our ability to comply with these covenants may be affected by events beyond our control, including general economic and credit conditions and industry downturns.

If we fail to comply with these covenants and are unable to obtain a waiver or amendment, an event of default would result, and the lenders could, among other things, declare outstanding amounts due and payable, refuse to lend additional amounts to us, and require deposit of cash collateral in respect of outstanding letters of credit. If we were unable to repay or pay the amounts due, the lenders could, among other things, proceed against the collateral granted to them to secure such indebtedness, which includes equity interests of certain of our domestic and foreign subsidiaries.

Our level of indebtedness could limit our financial and operating activities, and adversely affect our ability to incur additional debt to fund future needs. At December 31, 2011, we had approximately $853 million of total indebtedness outstanding, including approximately $840 million outstanding under our secured credit facility. This amount of indebtedness could:

- require us to dedicate a substantial portion of our cash flow to the payment of principal and interest, thereby reducing the funds available for operations and future business opportunities;
- limit our ability to borrow additional money if needed for other purposes, including working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes, on satisfactory terms or at all;
- limit our ability to adjust to changing economic, business and competitive conditions;
- place us at a competitive disadvantage with competitors who may have less indebtedness or greater access to financing;
- make us more vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in general economic conditions; and
- make us more susceptible to changes in credit ratings, which could impact our ability to obtain financing in the future and increase the cost of such financing.

If compliance with our debt obligations under our secured credit facility materially limits our financial or operating activities, or hinders our ability to adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may be negatively affected.

Our cash flows may not be sufficient to service our indebtedness, and if we are unable to satisfy our obligations under our indebtedness, we may be required to seek other financing alternatives, which may not be successful. Our ability to make timely payments of principal and interest on our debt obligations under our secured credit facility depends on our ability to generate positive cash flows from operations, which is subject to general economic conditions, competitive pressures and certain financial, business and other factors beyond our control. If our cash flows and capital resources are insufficient to make these payments, we may be required to seek additional financing sources, reduce or delay capital expenditures, sell assets or operations or refinance our indebtedness. These actions could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to take any of these actions, and, even if successful, these actions may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance the debt under our senior credit facility will depend on, among other things, the condition of the capital markets and our financial condition at such time. There can be no assurance that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot make scheduled payments on the debt under our senior credit facility, we will be in default and the lenders could declare all outstanding principal and interest to be due and payable, in which case we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations.

Borrowings under our senior credit facility bear interest at a variable rate, which subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. All of our borrowings under our senior credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed remained the same. We are party to an interest rate swap agreement that fixes the interest rate, based on LIBOR, on a portion of our LIBOR-indexed floating rate borrowings through August 22, 2016, with a notional amount of

$560 million that amortizes to $341 million over the term of the agreement. Although we may enter into additional interest rate swaps to reduce interest rate volatility, we cannot provide assurances that we will be able to do so or that such swaps will be effective.

Competition *If we do not compete effectively within the technology industry, we will not be successful.* We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Our competitors include other large companies in the technology industry, such as: IBM, Hewlett-Packard Company, Diebold, Inc., Wincor, Hyosung, Fujitsu and Unisys Corporation, some of which have more widespread distribution and market penetration for their platforms and service offerings. In addition, we compete with companies in specific market segments, such as entry-level ATMs, imaging solutions, and business consumables and media products. Our future competitive performance and market position depend on a number of factors, including our ability to:

- react to competitive product and pricing pressures (particularly in the ATM marketplace);
- penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets, such as India and China;
- exploit opportunities in new vertical markets, such as travel and telecom and technology;
- rapidly and continually design, develop and market, or otherwise maintain and introduce innovative solutions and related products and services for our customers that are competitive in the marketplace;
- react on a timely basis to shifts in market demands;
- compete in reverse auctions for new and continuing business;
- reduce costs without creating operating inefficiencies;
- maintain competitive operating margins;
- improve product and service delivery quality; and
- effectively market and sell all of our diverse solutions.

Our business and operating performance could be impacted by external competitive pressures, such as increasing price erosion and the entry of new competitors into our existing product and geographic markets. Our customers sometimes finance our product sales through third-party financing companies. In the case of customer default, these financing companies may be forced to resell this equipment at discounted prices, thus impacting our ability to sell incremental units. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

Operating Results Fluctuations *Our revenue, operating results, and margins could fluctuate for a number of reasons, including:*

Manufacturing. We manufacture advanced ATMs at our facilities in Columbus, Georgia, USA; Manaus, Brazil; Budapest, Hungary; Puducherry, India; and Beijing, China; self checkout solutions in the Columbus, Georgia, USA and Budapest, Hungary; and certain POS terminals in Alpharetta, Georgia, USA; Salzburg, Austria; Beijing, China; Geelong, Australia; and Adelaide Australia. If we develop problems with product quality or on-time delivery to customers, we could experience business interruption that could negatively impact our business and operating results.

Seasonality. Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, make forecasting more difficult and may adversely affect our ability to manage working capital and to predict financial results accurately.

Foreign Currency. Our revenue and operating income are subject to variability due to the effects of foreign currency fluctuations against the U.S. Dollar. We have exposure to approximately 50 functional currencies. We endeavor to mitigate the effects of currency fluctuations by our hedging strategy; however, certain significant currency fluctuations could adversely affect our results of operations, including sales and gross margins.

Cost/Expense Reductions. While we continue to search for opportunities to reduce our costs and expenses to improve operating profitability without jeopardizing the quality of our products or the effectiveness of our operations, our success in achieving targeted cost and expense reductions depends on a number of factors. These include our ability to achieve infrastructure rationalizations, drive lower component costs, improve supply chain efficiencies, and among other things, optimize the efficiency of our customer services and professional services consulting resources. If we do not successfully execute on our cost reduction initiatives or if we experience delays in completing the implementation of these initiatives, our results of operations or financial condition could be adversely affected.

Contractual Obligations of Consulting Services. We maintain a professional services consulting workforce to fulfill contracts that we enter into with our customers which may contemplate that services will be performed over multiple periods. Our profitability under those contracts is largely a function of performing our contractual obligations within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability related to these contracts may be negatively impacted. In addition, if we are unable to maintain appropriate utilization rates for our consultants, we may not be able to sustain profitability on these contracts.

Acquisitions, Divestitures and Alliances. As part of our strategy, we intend to selectively acquire and divest technologies, products and businesses, either through acquisitions, investments, joint ventures, or strategic alliances. As these acquisitions, divestitures and alliances take place and we begin to include or exclude, as the case may be, the financial results related to these transactions, it could cause our operating results to fluctuate materially, depending on the size and nature of any future transactions. In addition, our operating results may be adversely affected if we are unable to properly integrate future acquisitions or if investments or alliances do not perform up to, or meet, our original expectations.

Pension Funds. Consistent with local competitive practice and regulations, we sponsor pension plans in many of the countries where we do business. A number of these pension plans are supported by pension fund investments that are subject to financial market risk. Additionally, we are required to make a number of actuarial assumptions for each plan, including the expected long-term return on plan assets and the discount rate on a country-by-country basis after consultation with independent actuarial consultants. We examine interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our expected future benefit payments to determine our discount rate assumptions. Our long-term expected rate of return on asset assumptions are developed by considering the asset allocation and implementation strategies employed by each pension fund relative to capital market expectations.

Beginning in 2008, financial markets experienced significant volatility, with declining government bond yields and widening credit spreads on fixed income investments and poor performance in equity markets. The equity markets improved somewhat in subsequent years, but this volatility created a significant, underfunded pension obligation. In 2010, in an effort to alleviate future volatility, we began implementation of a three-year pension strategy to rebalance our pension asset portfolio. However, our remaining underfunded pension obligation continues to require significant cash contributions, and may require material increases in those cash contributions in future years. Our financial position and liquidity could be materially impacted by these contributions. See "Effects of Pension, Postemployment and Postretirement Benefit Plans" and "Financial Condition, Liquidity And Capital Resources" sections of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report and Note 8, "Employee Benefit Plans" in the Notes to the Consolidated Financial Statements included in Item 8 of Part II of this Report for further information regarding the funded status of our pension plans and potential future cash contributions.

Our future financial results could be materially impacted by further volatility in the performance of financial markets, changes in regulations regarding funding requirements, an inability to successfully complete implementation of our pension strategy and changes in the actuarial assumptions, including those described in our "Critical Accounting Policies and Estimates" section of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report.

Stock-based Compensation. Similar to other companies, we use stock awards as a form of compensation for certain employees and non-employee directors. All stock-based awards, including grants of employee stock options, are required to be recognized in our financial statements based on their fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes that may occur. For example, assumptions such as the risk-free rate, expected holding period and expected volatility that drive our valuation model could change. Other examples that could have an impact include changes in the mix and type of awards, changes in our compensation plans or tax rate, changes in our forfeiture rate, differences in actual results compared to management's estimates for performance-based awards or an unusually high amount of expirations of stock options.

Income Taxes. We are subject to income taxes in the United States and a number of foreign jurisdictions. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Significant judgment is required in determining our provision for income taxes. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. As a result of the significant declines in the value of pension plan assets and increases in the actuarially valued pension benefit obligations, our deferred tax assets increased significantly beginning in 2008 and totaled approximately $942 million and approximately $768 million at December 31, 2011 and 2010, respectively. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if there is a change to the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate. Additionally, we are subject to ongoing tax audits in various jurisdictions both in the U.S. and internationally, the outcomes of which could result in the assessment of additional taxes. Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, the changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and management's assessment in regards to repatriation of earnings.

Software and Services. In recent years, we have begun to shift our business model to focus increasingly on sales of higher-margin software and services in addition to our ATM, point-of-sale and other hardware. Our ability to successfully grow our software and services businesses depends on a number of different factors, including market acceptance of our software solutions, enabling our sales force to use a consultative selling model that better incorporates our comprehensive solutions, and the expansion of our services capabilities and geographic coverage, among others. If we are not successful in growing our software and services businesses at the rate that we anticipate, we may not meet expected growth and gross margin projections or expectations, and operating results could be negatively impacted.

Real Estate. Our strategy over the past several years with respect to owned and leased real estate has been to reduce our holdings of excess real estate. In line with this strategy, the exit of facilities may affect net income, and current and future real estate market conditions could impede our ability to reduce the size of our real estate portfolio or affect the amount of consideration received in any transactions.

Multinational Operations. *Our multinational operations, including our expansion into new and emerging markets, expose us to business and legal risk in the various countries where we do business.* For the years ended December 31, 2011 and 2010, the percentage of our revenues from outside of the United States was 62% and 66%, respectively, and we expect our percentage of revenues generated outside the United States to continue to be significant. In addition, we continue to seek to further penetrate existing international markets, and to identify opportunities to enter into or expand our presence in developing and emerging markets, including Brazil, Russia, China, India, Africa, and the Middle East. While we believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates, deteriorating economic environments or business disruptions due to economic or political uncertainties), our ability to manufacture and sell our solutions internationally, including in new and emerging markets, is subject to risks, which include, among others:

- the impact of ongoing global economic and credit crises on the stability of national and regional economies;
- political conditions that could adversely affect demand for our solutions, or our ability to access funds and resources, in these markets;
- the impact of a downturn in the global economy on demand for our products;
- currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses;
- changes to and compliance with a variety of laws and regulations that may increase our cost of doing business or otherwise prevent us from effectively competing internationally;
- the institution of, or changes to, trade protection measures and import or export licensing requirements;
- the successful implementation and use of systems, procedures and controls to monitor our operations in foreign markets;
- changing competitive requirements and deliverables in developing and emerging markets;
- work stoppages and other labor conditions or issues;
- disruptions in transportation and shipping infrastructure; and
- the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

Introduction of New Solutions. *If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results will be impacted.* The development process for our solutions requires high levels of innovation from both our product development team and suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies, or if such technologies do not perform as planned. Once we have developed new solutions, if we cannot successfully market and sell those solutions, our business and operating results could be impacted. Also, our hardware and software-based solutions, particularly those that are new, may contain known, as well as undetected errors, which may be found after the product introductions and shipments. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, each of which would impact our business and operating results.

Reliance on Third Parties. *If third-party suppliers upon which we rely are not available, our ability to bring our products to market in a timely fashion could be affected.* In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize in our products. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors from Intel Corporation and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions. If we were unable to purchase the necessary services, including contract manufacturing, parts, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. These alliances represent many different types of relationships, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. Also, some of these third parties have access to confidential NCR and customer data, the integrity and security of which we need to ensure. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues of smaller suppliers can also create product time delays, inventory and invoicing problems, staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results.

Intellectual Property. *Our continuing ability to be a leading technology and services solutions provider could be negatively affected if we do not develop and protect intellectual property that drives innovation.* It is critical to our continued development of leading technologies that we are able to protect and enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws. These efforts include protection of the products and the application, diagnostic and other software we develop. To the extent we are not successful in protecting our proprietary rights, our business could be adversely impacted. Also, many of our offerings rely on technologies developed by others, and if we are unable to continue to obtain licenses for such technologies, our business would be impacted. Over the last several years, there has been an increase in the issuance of software and business method patents, and more companies are aggressively enforcing their intellectual property rights. These trends could impact NCR. From time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims are with or without merit, they may require significant resources to defend. If an infringement claim is successful, or in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Data Privacy and Protection. *Breaches to our systems or products that compromise the security and integrity of personally identifiable information could have a negative impact on our results of operations.* Certain of our products and services are used by our customers to store and transmit personally identifiable information of their customers. Also, we have regularly collected, transferred and retained certain customer data as part of our entertainment business, and maintain personal information about our employees. This information is subject to a variety of laws, regulations and industry standards governing its collection, use, disclosure and disposal. Vulnerabilities in the security of our products and services, whether relating to hardware, software or otherwise, could compromise the confidentiality of, or result in unauthorized access to or the loss of information transmitted or stored using our products or solutions. Additionally, vulnerabilities in the security of our own internal systems could compromise the confidentiality of, or result in unauthorized access to personal information of our employees. If we do not maintain the security and integrity of personally identifiable information in accordance with applicable regulatory requirements, we could lose customers and be exposed to claims, costs and reputational harm that could materially and adversely affect our operating results. In addition, if we are required to implement new or different data protection measures, the associated costs could be significant.

Work Environment. *Our restructuring and re-engineering initiatives could negatively impact productivity and business results.* As part of our ongoing efforts to optimize our cost structure, from time to time, we shift and realign our employee resources, which could temporarily result in reduced productivity levels. In addition to our initiatives to reduce costs and expenses, we have initiatives to grow revenue, such as improving sales training, addressing sales territory requirements, maintaining and monitoring customer satisfaction with our solutions, and focusing on our strong value propositions. We typically have many such initiatives underway. If we are not successful in managing our various restructuring and re-engineering initiatives, and minimizing any resulting loss in productivity, our business and operating results could be negatively impacted.

If we do not attract and retain quality employees, we may not be able to meet our business objectives. Our employees are vital to our success. Our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. If we are unable to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, our business and operating results could be negatively impacted.

If we do not maintain effective internal controls, accounting policies, practices, and information systems necessary to ensure reliable reporting of our results, our ability to comply with our legal obligations could be negatively affected. Our internal controls, accounting policies and practices, and internal information systems enable us to capture and process transactions in a timely and accurate manner in compliance with applicable accounting standards, laws and regulations, taxation requirements and federal securities laws and regulations. Our internal controls and policies are being closely monitored by management as we continue to implement a worldwide Enterprise Resource Planning (ERP) system. While we believe these controls, policies, practices and systems are adequate to ensure data integrity, unanticipated and unauthorized actions of employees or contractors (both domestic and international), temporary lapses in internal controls due to shortfalls in transition planning and oversight, or resource constraints, could lead to improprieties and undetected errors that could impact our financial condition, results of operations, or compliance with legal obligations. Moreover, while management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011 (as set forth in "Management's Report on Internal Control over Financial Reporting" included in Item 9A of Part II of this Report), due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial statements. Such limitations include, among other things, the potential for human error or circumvention of controls. Further, the Company's internal control over financial reporting is subject to the risk that controls may become inadequate because of a failure to remediate control deficiencies, changes in conditions or a deterioration of the degree of compliance with established policies and procedures.

Our ability to effectively manage our business could be negatively impacted if we do not invest in and maintain reliable information systems. It is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to replace, upgrade or modify such systems in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore, our financial condition, results of operations, or ability to comply with legal and regulatory reporting obligations, may be impacted.

Acquisitions and Alliances. *If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth.* As part of our overall solutions strategy, we intend to make investments in companies, products, services and technologies, either through acquisitions, investments, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with:

- assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed;
- the potential for unknown liabilities within the acquired or combined business; and
- the possibility of conflict with joint venture or alliance partners regarding strategic direction, prioritization of objectives and goals, governance matters or operations.

Further, we may make acquisitions and investments in order to acquire or obtain access to new technology or products that expand our offerings to new industry verticals. There is risk that the new technology or products may not perform as anticipated, that the new industry verticals may not meet estimated growth projections or expectations, or investment recipients may not successfully execute their business plans, in which case we may not be able to fully realize the benefit of our investments. An acquisition or alliance may also disrupt our ongoing business or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations, which may lead to additional costs not anticipated at the time of acquisition.

Sale of Entertainment. *The sale of assets of our entertainment business may not be completed, or, if it is completed, may expose us to certain post-closing liabilities.* On February 3, 2012, we entered into an agreement to sell certain assets of our entertainment line of business to Redbox Automated Retail, LLC (Redbox). The completion of the transaction is subject to various customary closing conditions as well as regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. While we anticipate that the transaction will be consummated by the end of third quarter of 2012, our ability to satisfy the conditions to closing may be affected by events beyond our control, including actions resulting from federal, state, local and other laws, as well as the ability to obtain the required consents and approvals (including antitrust approvals) from appropriate governmental entities. If the conditions to closing are not satisfied, and the transaction is not completed, we will not receive the benefits of the sale, and there can be no assurance that we will be able to negotiate a disposition of the entertainment business to another buyer on satisfactory terms or at all. If the transaction is completed, we will remain responsible for pre-closing liabilities of the entertainment business, and be subject to certain indemnification obligations in favor of Redbox for, among other things, breaches of representations, warranties and covenants under the purchase agreement. In addition, we may be subject to liabilities and obligations under and with respect to contracts and assets of the entertainment business that are not transferred to or assumed by Redbox.

Environmental. *Our historical and ongoing manufacturing activities subject us to environmental exposures.* Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in certain jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report; in "Environmental Matters" within Item 1 of Part I of this Report; and in "Environmental and Legal Contingencies" within the "Critical Accounting Policies and Estimates" section of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report, and we incorporate such disclosures by reference and make them a part of this discussion of risk factors. As described in more detail in such disclosures, we maintain an accrual for our potential liability relating to the Fox River matter that represents certain critical estimates and judgments made by us regarding our potential liability. As described in more detail in such disclosures, NCR shares the future clean-up costs with Appleton Papers Inc. (API) based upon an agreement and an arbitration award (along with API, B.A.T. Industries p.l.c. is jointly and severally liable to NCR under the same agreement and award; also, Arjo Wiggins Appleton Ltd., now known as Windward Prospects Limited, indemnifies API for the Fox River matter, and NCR benefits indirectly from that obligation). Additionally, AT&T and Alcatel-Lucent are responsible for indemnifying NCR for a portion of the amounts paid by NCR over a certain threshold. The ultimate costs associated with the Fox River matter, our share of those costs and any amounts received from insurers or those parties that owe an indemnification or cost-sharing obligation to NCR, including API, B.A.T. Industries p.l.c., Arjo Wiggins Appleton Ltd, AT&T and Alcatel/Lucent, are subject to a wide range of factors outside of our control, including such companies' ability to pay on their obligations, which could impact our future operating results and the amount of the accrued liability.

Contingencies. *We face uncertainties with regard to regulations, lawsuits and other related matters.* In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates and assumptions in our financial statements. While we believe that amounts provided in our Consolidated Financial Statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting and anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to our organization or could have an impact on our future operating results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of January 1, 2012, NCR operated 229 facilities consisting of approximately 6.3 million square feet in 60 countries throughout the world. On a square footage basis, 31% of these facilities are owned and 69% are leased. Within the total facility portfolio, NCR operates 34 research and development and manufacturing facilities totaling 2.6 million square feet, 57% of which is leased. The remaining 3.7 million square feet of space includes office, repair, warehouse and other miscellaneous sites, and is 78% leased. NCR also owns 10 land parcels totaling 3.6 million square feet in 5 countries.

NCR is headquartered in Duluth, Georgia, USA. Our address at our corporate headquarters is 3097 Satellite Boulevard, Duluth, Georgia, 30096, USA.

Item 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Item 8 of Part II of this Report as part of Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR." There were approximately 120,004 holders of NCR common stock as of February 14, 2012. The following table presents the high and low per share prices for NCR common stock for each quarter of 2011 and 2010 as reported on the NYSE.

	2011			2010	
	High	Low		High	Low
1st quarter	**$20.62**	**$15.32**	1st quarter	$14.31	$11.11
2nd quarter	**$20.04**	**$17.67**	2nd quarter	$16.00	$11.30
3rd quarter	**$20.97**	**$15.28**	3rd quarter	$14.43	$11.87
4th quarter	**$20.48**	**$15.56**	4th quarter	$15.50	$13.41

Dividends

Historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR common stock in the immediate future. The declaration of dividends is restricted under our credit facility, and would be further subject to the discretion of NCR's Board of Directors.

Stock Performance Graph

The following graph compares the relative investment performance of NCR stock, the Standard & Poor's MidCap 400 Stock Index, Standard & Poor's 500 Information Technology Sector and the Standard & Poor's 500 Stock Index. This graph covers the five-year period from December 31, 2006 through December 31, 2011.


Comparison of Cumulative Five Year Total Return
NCR Corporation
S&P 500 Stock Index
S&P 500 Information Technology Sector
S&P MidCap 400 Stock Index
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011

Company / Index	2007	2008	2009	2010	2011
NCR Corporation (2)	$124	$70	$ 55	$ 76	$ 81
S&P 500 Stock Index	$105	$66	$ 84	$ 97	$ 99
S&P 500 Information Technology Sector	$116	$66	$107	$118	$121
S&P MidCap 400 Stock Index	$108	$69	$ 95	$120	$118

(1) In each case, assumes a $100 investment on December 31, 2006, and reinvestment of all dividends, if any.
(2) For the year ended December 31, 2007, includes a dividend of $26.45 per share based on the opening stock price of Teradata Corporation on October 1, 2007.

Purchase of Company Common Stock During the three months ended December 31, 2011, the Company did not repurchase any shares of its common stock.

In October 1999, the Company's Board of Directors authorized a share repurchase program that provided for the repurchase of up to $250 million of its common stock, with no expiration from the date of authorization. On October 31, 2007 and July 28, 2010, the Board authorized the repurchase of an additional $250 million and $210 million, respectively, under this share repurchase program. In December 2000, the Board approved a systematic share repurchase program, with no expiration from the date of authorization, to be funded by the proceeds from the purchase of shares under the Company's Employee Stock Purchase Plan and the exercise of stock options, for the purpose of offsetting the dilutive effects of the employee stock purchase plan and outstanding options. As of December 31, 2011, approximately $179 million and $9 million remained available for further repurchases of the Company's common stock under the 1999 and 2000 Board of Directors share repurchase programs, respectively. The Company's ability to repurchase its common stock is restricted under the Company's credit facility.

Item 6. SELECTED FINANCIAL DATA

In millions, except per share and employee and contractor amounts For the years ended December 31	2011	2010	2009	2008	2007
Continuing Operations [a]					
Revenue	**$ 5,443**	$ 4,810	$ 4,599	$ 5,300	$ 4,957
Income from operations	**$ 65**	$ 106	$ 103	$ 328	$ 224
Other (expense) income, net	**$ (3)**	$ (11)	$ (31)	$ 16	$ 51
Income tax (benefit) expense	**$ —**	$ (26)	$ (3)	$ 70	$ 68
Income from continuing operations attributable to NCR Common Stockholders [c]	**$ 50**	$ 116	$ 62	$ 253	$ 183
Income (loss) from discontinued operations, net of tax	**$ 3**	$ 18	$ (95)	$ (25)	$ 91
Basic earnings (loss) per common share attributable to NCR common shareholders:					
From continuing operations [a,c]	**$ 0.32**	$ 0.73	$ 0.39	$ 1.53	$ 1.02
From discontinued operations	**$ 0.02**	$ 0.11	$ (0.60)	$ (0.15)	$ 0.51
Total basic earnings (loss) per common share	**$ 0.34**	$ 0.84	$ (0.21)	$ 1.38	$ 1.52
Diluted earnings (loss) per common share attributable to NCR common shareholders:					
From continuing operations [a,c]	**$ 0.31**	$ 0.72	$ 0.39	$ 1.51	$ 1.00
From discontinued operations	**$ 0.02**	$ 0.11	$ (0.60)	$ (0.15)	$ 0.50
Total diluted earnings (loss) per common share	**$ 0.33**	$ 0.83	$ (0.21)	$ 1.36	$ 1.50
Cash dividends per share	**$ —**	$ —	$ —	$ —	$ —
As of December 31					
Total assets	**$ 5,591**	$ 4,361	$ 4,094	$ 4,255	$ 4,780[b]
Total debt	**$ 853**	$ 11	$ 15	$ 308	$ 308[b]
Total NCR stockholders' equity	**$ 799**	$ 883	$ 564	$ 440	$ 1,757[b]
Number of employees and contractors	**23,500**	21,000	21,500	22,400	23,200[b]

(a) Continuing operations exclude the results of the Teradata Data Warehousing business which was spun-off through a tax free distribution to the Company's stockholders on September 30, 2007, costs and insurance recoveries relating to certain environmental obligations associated with discontinued operations, including the Fox River, Japan and Kalamazoo matters, the closure of NCR's EFT payment processing business in Canada, as well as the results from our healthcare solutions business which was sold on December 23, 2011.

(b) Reflects NCR's assets, debt, stockholders' equity and number of employees and contractors from continuing operations following the spin-off of Teradata on September 30, 2007.

(c) The following income (expense) amounts, net of tax are included in income from continuing operations for the years ended December 31:

In millions	2011	2010	2009	2008	2007
Impairment charges	**$ (70)**	$ (9)	$ (30)	$—	$—
Acquisition related costs	**(36)**	—	—	—	—
Legal settlements and charges	**2**	(5)	(4)	(8)	—
Japan valuation reserve release		39			
Incremental costs directly related to the relocation of the worldwide headquarters	—	(11)	(4)	—	—
Organizational realignment initiative	—	—	—	(45)	—
Net gains from sales of real estate	—	—	—	13	—
Manufacturing realignment initiative	—	—	—	—	(38)
Japan realignment initiative	—	—	—	—	(18)
Costs related to Teradata spin-off	—	—	—	—	(12)
Tax adjustments	—	—	—	—	(10)
Total	**$(104)**	$ 14	$ (38)	$ (40)	$ (78)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

BUSINESS OVERVIEW

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel and gaming and entertainment industries and include automated teller machines (ATMs), self service kiosks and point of sale devices, as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. We also complement these product solutions by offering a complete portfolio of services to help customers design, deploy and support our technology tools. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sectors.

Starting January 1, 2011, we began management of our business on a line of business basis, changing from the previous model of geographic business segments, and during 2011, we had five operating segments: Financial Services, Retail Solutions, Hospitality and Specialty Retail, Entertainment and Emerging Industries. This change to our management system, and the resulting changes to our segment reporting for fiscal year 2011 and future periods, is further described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report. Each of our lines of business derives its revenues by selling products and services in each of the sales theaters in which NCR operates, except for Entertainment, which currently operates primarily in the North America theater.

Our solutions are based on a foundation of long-established industry knowledge and consulting expertise, value-added software, hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

NCR's reputation has been built upon over 127 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, which is available on the Corporate Governance page of our website.

2011 OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2011:

- Revenue growth of approximately 13% compared to full year 2010
- Gross margin improvement of approximately 90 basis points compared to full year 2010
- Continued realization of the benefits of our cost reduction initiatives
- Continued growth of higher margin software and services offerings and improvements in revenue mix
- Delivered differentiating solutions, such as our Scalable Deposit Module and our APTRA suite of software solutions
- Acquired Radiant Systems, Inc. during the third quarter of 2011 for a purchase price of approximately $1.2 billion
- Created a strategic alliance with Scopus Tecnologia Ltda. for ATM manufacturing in Brazil

OVERVIEW OF STRATEGIC INIATIVES

In 2011, we continued to pursue our core strategic initiatives to provide maximum value to our stakeholders and we remain focused on these initiatives for 2012. During 2011, we have streamlined our strategic focus through the acquisition of Radiant, our alliance with Scopus in Brazil, the disposition of our healthcare assets as well as through the pending disposition of the entertainment business announced on February 6, 2012. Embedded in our core initiatives, we have an underlying set of strategic imperatives that align with our financial objectives for 2012 and beyond. These imperatives are to deliver disruptive innovation; to emphasize the migration of our revenue to higher margin software and services revenue; and to more fully enable our sales force with a consultative selling model which better leverages the innovation we are bringing to the market. These initiatives are summarized in more detail below:

Gain profitable share—We seek to optimize our investments in demand creation to increase NCR's market share in areas with the greatest potential for profitable growth, which include opportunities in self-service technologies with our core financial services, retail and hospitality customers as well as the shift of the business model to focus on growth of higher margin software and services. We also seek to expand and strengthen our geographic presence and sales coverage in addition to penetrating adjacent single and multi-channel self-service solution segments.

Expand into emerging growth industry segments—We are focused on broadening the scope of our self-service solutions from our existing customers to expand these solution offerings to customers in newer industry-vertical markets including telecommunications and technology as well as travel and gaming. We expect to grow our business in these industries through integrated service offerings in addition to targeted acquisitions and strategic partnerships.

Build the lowest cost structure in our industry—We strive to increase the efficiency and effectiveness of our core functions and the productivity of our employees through our continuous improvement initiatives.

Enhance our global service capability—We continue to identify and execute various initiatives to enhance our global service capability. We also focus on improving our service positioning, increasing customer service attach rates for our products and improving profitability in our services business. Our service capability can provide us a competitive advantage in winning customers and it provides NCR with an attractive and stable revenue source.

Innovation of our people—We are committed to solution innovation across all customer industries. Our focus on innovation has been enabled by closer collaboration between NCR Services and our Industry Solutions Group, as well as a model to apply best practices across all industries through one centralized research and development organization and one business decision support function. Innovation is also driven through investments in training and developing our employees by taking advantage of our new world-class training centers. We expect that these steps and investments will accelerate the delivery of new innovative solutions focused on the needs of our customers and changes in consumer behavior.

Enhancing the customer experience—We are committed to providing a customer experience to drive loyalty focusing on product and software solutions based on the needs of our customers, a sales force enabled with the consultative selling model to better leverage the innovative solutions we are bringing to market and sales and support service teams focused on delivery and customer interactions. We continue to rely on the Customer Loyalty Survey to measure our current state and set a course for our future state where we aim to continuously improve with solution innovations as well as through the execution of our service delivery programs.

FUTURE TRENDS

We are encouraged by our market position for 2012 and are forecasting revenue to be slightly higher than 2011. We are projecting that our capital spending in 2012 will be lower than what was experienced in 2011 due to the expected disposal of the entertainment business in 2012. We plan to continue to manage our costs effectively and balance our investments in areas that generate high returns.

We see the following as the most significant risks to the execution of our initiatives:

- Global economic and credit environment and its effect on the capital spending by our customers
- Competition that can drive further price erosion and potential loss of market share

- Difficulties associated with introduction of products in new self-service markets
- Market adoption of our products by customers

RESULTS FROM OPERATIONS

The following table shows our results for the years ended December 31:

In millions	2011	2010	2009
Revenue	**$5,443**	$4,810	$4,599
Gross margin	**1,135**	964	880
Gross margin as a percentage of revenue	**20.9%**	20.0%	19.1%
Operating expenses			
Selling, general and administrative expenses	**$ 805**	$ 696	$ 636
Research and development expenses	**177**	162	141
Impairment of long-lived and other assets	**88**	—	—
Income from operations	**$ 65**	$ 106	$ 103

The following table shows our revenues and gross margins from products and services, respectively, for the years ended December 31:

In millions	2011	2010	2009
Product revenue	**$2,744**	$2,400	$2,228
Cost of products	**2,209**	1,923	1,808
Product gross margin	**$ 535**	$ 477	$ 420
Product gross margin as a percentage of revenue	**19.5%**	19.9%	18.9%
Services revenue	**$2,699**	$2,410	$2,371
Cost of services	**2,099**	1,923	1,911
Services gross margin	**$ 600**	$ 487	$ 460
Services gross margin as a percentage of revenue	**22.2%**	20.2%	19.4%

The following table shows our revenues by theater for the years ended December 31:

In millions	2011	% of Total	2010	% of Total	% Increase (Decrease)	% Increase (Decrease) Constant Currency
Brazil, India, China and Middle East Africa (BICMEA)	**$ 849**	**16%**	$ 753	16%	13%	12%
North America	**2,272**	**42%**	1,866	39%	22%	20%
Europe	**1,421**	**26%**	1,378	28%	3%	(2)%
Japan Korea	**332**	**6%**	348	7%	(5)%	(14)%
South Asia Pacific	**345**	**6%**	286	6%	21%	11%
Caribbean Latin America (CLA)	**224**	**4%**	179	4%	25%	23%
Consolidated revenue	**$5,443**	**100%**	$4,810	100%	13%	10%

2011 compared to 2010 results discussion

Revenue

Revenue increased 13% in 2011 from 2010 due to improvement across all lines of business. The effects of foreign currency fluctuations had a 3% favorable impact on revenue. For the year ended December 31, 2011, our product revenue increased 14% and services revenue increased 12% compared to the year ended December 31, 2010. The increase in our product revenue was due to increases in sales volumes in the financial services and retail industries in the North America, Brazil/India/China/Middle East Africa (BICMEA) and Caribbean and Latin America (CLA) theaters coupled with revenue growth of the entertainment business as well as incremental revenues generated in the hospitality and specialty retail industries following the acquisition of Radiant on August 24, 2011. The increase in our services revenue was primarily attributable to increases in professional and installation services and maintenance services in the financial services and retail industries in the North America, Europe, BICMEA and South Asia Pacific theaters. The acquisition of Radiant also led to an incremental increase in services revenue in the North America theater.

Gross Margin

Gross margin as a percentage of revenue was 20.9% in 2011 compared to 20.0% in 2010. Product gross margin in 2011 decreased to 19.5% compared to 19.9% in 2010. During 2011, product gross margin was adversely affected by approximately $10 million for a supplemental excess and obsolete inventory reserve related to the Entertainment line of business. After considering this item, the product gross margin remained consistent compared to the prior year.

Services gross margin increased to 22.2% in 2011 compared to 20.2% in 2010. Services gross margin was negatively impacted by $18 million in higher pension expense, or 0.6% as a percentage of services revenue, period over period. After considering the effect of pension expense, the increase in services gross margin was due to lower labor and service delivery costs and continued focus on overall cost containment.

2010 compared to 2009 results discussion

Revenue

Revenue increased 5% in 2010 from 2009 due to improvement across all lines of business. The effects of foreign currency fluctuations had a 1% favorable impact on revenue. For the year ended December 31, 2010, our product revenue increased 8% and services revenue increased 2% compared to the year ended December 31, 2009. The increase in our product revenue was due to growth of the entertainment business coupled with increases in sales volumes in the financial services, retail and hospitality industries in the Europe theater and the financial services industry in the CLA theater. The increase in our services revenue was primarily attributable to increases in professional and installation services and maintenance services in the retail industry in the North America and Europe theaters.

Gross Margin

Gross margin as a percentage of revenue was 20.0% in 2010 compared to 19.1% in 2009. Product gross margin increased to 19.9% in 2010 compared to 18.9% in 2009. During 2009, product gross margin was adversely affected by approximately $22 million for the write-off of assets related to an equity investment. After considering this item, the product gross margin remained consistent as compared to the prior year due to increases from the improved sales mix offset by losses in the entertainment business.

Services gross margin increased to 20.2% in 2010 compared to 19.4% in 2009. In 2010, services gross margin was negatively impacted by $23 million in higher pension expense, or 0.9% as a percentage of services revenue. After considering this item, the services gross margin improvement is primarily due to lower labor and service delivery costs and continued focus on overall cost containment.

Effects of Pension, Postemployment, and Postretirement Benefit Plans

NCR's income from continuing operations for the years ended December 31 were impacted by certain employee benefit plans as shown below:

In millions	2011	2010	2009
Pension expense	**$222**	$208	$159
Postemployment expense	**46**	43	49
Postretirement benefit	**(13)**	(4)	(3)
Total expense	**$255**	$247	$205

In 2011, pension expense increased to $222 million compared to $208 million in 2010 and $159 million in 2009, primarily due to the loss on invested plan assets that we experienced in 2008, which caused higher actuarial loss amortization, as well as a lower expected return on plan assets driven by our previously announced change in investment strategy. In 2011, approximately 41% of the pension expense was included in selling, general and administrative and research and development expenses, with the remaining 59% included in cost of products and services. We currently expect pension expense of approximately $165 million in 2012. The decrease in the expected pension expense is due to amortization of the actuarial losses for certain plans with less than 10% active participants being calculated based on average remaining life expectancy rather than remaining service period. Refer to Note 8, "Employee Benefit Plans," of the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report for additional information.

During 2009, NCR closed its United Kingdom-based manufacturing operation, resulting in a significant reduction in the number of employees enrolled in one of our defined benefit plans. The workforce reduction was accounted for as a curtailment and therefore, the actuarial liability associated with the plan was re-measured as of July 1, 2009. As a result, the pension liability and accumulated other comprehensive loss balances were increased by $35 million. This curtailment did not have a material impact on net income from continuing operations for 2009.

In May of 2009, NCR completed the consultation process with employee representatives, which was required to freeze the benefits in one of our United Kingdom defined benefit plans, effective July 1, 2009. This action was accounted for as a curtailment and therefore, the actuarial liability associated with the plan was re-measured as of May 31, 2009. As a result, the prepaid pension asset and accumulated other comprehensive loss balances were reduced by $85 million. This curtailment did not have a material impact on net income from continuing operations for 2009.

Postemployment expense (severance and disability medical) was $46 million in 2011 compared to $43 million in 2010 and $49 million in 2009. The increase in postemployment expense in 2011 was primarily related to a decrease in the discount rate. In 2011, approximately 63% of total postemployment expense was included in cost of products and services, with the balance included in selling, general and administrative and research and development expenses.

Postretirement plans provided a $13 million benefit in 2011, a $4 million benefit in 2010, and a $3 million benefit in 2009. The increase in postretirement benefit in 2011 is primarily related to an increase in the level of amortization of prior service benefit associated with changes in the benefits provided under the Company's previously closed U.S. Post-65 Retiree Medical Plan, which were announced in December 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $109 million to $805 million in 2011 from $696 million in 2010. As a percentage of revenue, these expenses were 14.8% in 2011 and 14.5% in 2010. In 2011, selling, general, and administrative expenses included $66 million of pension costs, $37 million of transaction and severance costs incurred as a result of the acquisition of Radiant, and $6 million of amortization of intangible assets acquired as a result of the acquisition of Radiant. In 2010, selling, general, and administrative expenses included $67 million of pension costs, $18 million of incremental costs related to the relocation of the Company's global headquarters, and $8 million related to a litigation charge offset by a $6 million gain related to the sale of an office building in France. After considering these items, selling, general and administrative expenses remained consistent as a percentage of revenue at 12.7%.

Selling, general, and administrative expenses increased $60 million to $696 million in 2010 from $636 million in 2009. As a percentage of revenue, these expenses were 14.5% in 2010 and 13.8% in 2009. In 2010, selling, general, and administrative expenses included $67 million of pension costs, $18 million of incremental costs related to the relocation of our worldwide headquarters, and $8 million related to a litigation charge offset by a $6 million gain related to the sale of an office building in France. In 2009, selling, general, and administrative expenses included $53 million of pension costs as well as $6 million of incremental costs related to the relocation of our worldwide headquarters. After considering these items, selling, general, and administrative expenses slightly increased as a percentage of revenue to 12.7% in 2010 from 12.5% in 2009.

Research and Development Expenses

Research and development expenses increased $15 million to $177 million in 2011 from $162 million in 2010. As a percentage of revenue, these costs were 3.3% in 2011 and 3.4% in 2010. Pension costs included in research and development expenses were $24 million in 2011 as compared to $25 million in 2010. After considering this item, research and development expenses remained consistent at 2.8% as a percentage of revenue and are in line with management expectations as we continue to invest in broadening our self-service solutions.

Research and development expenses increased $21 million to $162 million in 2010 from $141 million in 2009. In 2010 and 2009, research and development costs included $25 million and $17 million, respectively, of pension costs. After considering this item, research and development costs increased slightly as a percentage of revenue to 2.8% in 2010 from 2.7% in 2009.

Impairment Charge

The impairment change of $88 million in 2011 relates to the impairment of long-lived and other assets of our entertainment business. See Note 1, "Description of Business and Significant Accounting Policies," and Note 4, "Goodwill and Other Long-Lived Assets," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for a more detailed description of the impairment charge.

Interest and Other Expense Items

Interest expense was $13 million in 2011 compared to $2 million in 2010 and $10 million in 2009. For the year ended December 31, 2011, interest expense is primarily related to borrowings under the Company's secured credit facility. For the year ended December 31, 2009, interest expense is primarily related to the senior unsecured notes which were repaid in June 2009.

Other expense, net was $3 million in 2011 compared to $11 million in 2010 and $31 million in 2009. Other expense (income), net includes items such as gains or losses on equity investments, interest income, among others. Interest income was $5 million in 2011, $5 million in 2010, and $6 million in 2009. In 2011, other expense, net included $7 million related to loss from foreign currency fluctuations partially offset by income from the sale of certain patents and a benefit of $3 million from final settlement of a litigation matter. In 2010, other expense, net included $14 million related to the impairment of an investment. In 2009, other expense, net included $24 million related to the impairment of equity investments and related assets.

Income Taxes

The effective tax rate was 0% in 2011, (28)% in 2010, and (5)% in 2009. During 2011, we favorably settled examinations with the Canada Revenue Agency (CRA) for the tax years of 1997 through 2001 that resulted in a $12 million tax benefit. In addition, the 2011 tax rate was favorably impacted by the mix of taxable profits and losses by country. The 2010 tax rate was favorably impacted by the release of a $40 million valuation allowance in the third quarter of 2010 that was no longer required on specific deferred tax assets in NCR's subsidiary in Japan and by the mix of taxable profits and losses by country. The 2009 tax rate was favorably impacted by the mix of taxable profits and losses by country. We anticipate that our effective tax rate will be approximately 27% in 2012. However, changes in profit mix or other events, such as tax audit settlements or changes in our valuation allowances, could impact this anticipated rate.

During 2011, the Internal Revenue Service commenced examinations of our 2009 and 2010 income tax returns and Radiant's 2009 income tax return, which are ongoing. While we are subject to numerous federal, state and foreign tax audits, we believe that the appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. During 2012, the Company expects to resolve certain Canadian tax matters related to 2003. This resolution could have a material impact on the effective tax rate in 2012.

Income (Loss) from Discontinued Operations

For the year ended December 31, 2011, income from discontinued operations was $3 million, net of tax, which includes an accrual for litigation fees related to the Kalamazoo environmental matter, an accrual for anticipated future disposal costs related to an environmental matter in Japan, the impact of the closure of NCR's EFT payment processing business in Canada, the impact of the divestiture of our healthcare solutions business, offset by the favorable impact of changes in estimates related to the Fox River reserve and favorable changes in uncertain tax benefits attributable to Teradata.

For the year ended December 31, 2010, income from discontinued operations was $18 million, net of tax, which includes settlements of Fox River related insurance claims with insurance carriers and $3 million related to a favorable change in uncertain tax benefits attributable to Teradata offset by a $5 million operating loss from our healthcare solutions business in 2011.

For the year ended December 31, 2009, loss from discontinued operations was $95 million, net of tax, due to the change in estimate of the Fox River reserve associated with a fourth quarter court decision partially offset by the receipt of insurance settlements.

Revenue and Operating Income by Segment

As described in Note 1, "Description of Business and Significant Accounting Policies," and Note 12, "Segment Information and Concentrations," of the Notes to Consolidated Financial Statements, effective January 1, 2011, NCR reorganized its businesses and the management thereof to a line of business model, changing from the previous functional geographic model. In order to align the Company's external reporting of its financial results with this organizational change, the Company modified its segment reporting. The Company manages and reports its businesses in the following segments:

- **Financial Services**—We offer solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM and payment processing hardware and software, and related installation, maintenance, and managed and professional services. We also offer a complete line of printer consumables.
- **Retail Solutions**—We offer solutions to customers in the retail industry designed to improve selling productivity and checkout processes as well as increase service levels. These solutions primarily include retail-oriented technologies, such as point of sale terminals and bar-code scanners, as well as innovative self-service kiosks, such as self-checkout. We also offer installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Hospitality and Specialty Retail**—The former business of Radiant is managed and reported as a separate segment, Hospitality and Specialty Retail. Through this line of business, we offer technology solutions to customers in the hospitality, convenience, and specialty retail industries, serving

businesses that range from a single store or restaurant to global chains and the world's largest sports stadiums. Our solutions include point of sale hardware and software solutions, installation, maintenance, and managed and professional services and a complete line of printer consumables.

- **Entertainment**—We offer solutions that provide the consumer the ability to rent or buy movies at their convenience through self-service kiosks which we own and operate.
- **Emerging Industries**—We offer maintenance and managed and professional services for third-party computer hardware provided to select manufacturers, primarily in the telecommunications industry, who value and leverage our global service capability. Also included in the Emerging Industries segment are solutions designed to enhance the customer experience for the travel and gaming industries, including self-service kiosks, as well as related installation, maintenance, and managed and professional services.

Each of these segments derives its revenues by selling products and services in each of the sales theaters in which NCR operates, except for Entertainment, which currently operates primarily in the North America theater. Segments are measured for profitability by the Company's chief operating decision maker based on revenue and segment operating income. For purposes of discussing our operating results by segment, we exclude the impact of certain items from segment operating income, consistent with the manner by which management reviews each segment, evaluates performance, and reports our segment results under accounting principles generally accepted in the United States of America (otherwise known as GAAP). This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance.

Certain amounts have been excluded from segment operating income for each reporting segment presented below, including pension expense and certain other significant, non-recurring items. Our segment results are reconciled to total Company results reported under GAAP in Note 12, "Segment Information and Concentrations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

In the segment discussions below, we have disclosed the impact of foreign currency fluctuations as it relates to our segment revenue due to its significance.

Financial Services Segment

The following table presents the Financial Services revenue and segment operating income for the years ended December 31:

In millions	2011	2010	2009
Revenue	**$2,999**	$2,645	$2,614
Operating income	**$ 313**	$ 250	$ 252
Operating income as a percentage of revenue	**10.4%**	9.5%	9.6%

Financial Services revenue increased 13% in 2011 compared to 2010 and 1% in 2010 compared to 2009. Revenue growth in 2011 compared to 2010 was primarily generated from higher product volumes and services revenue in the North America, BICMEA, CLA and Europe theaters, and higher services revenues in the South Asia Pacific theater. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 3%. Revenue growth in 2010 compared to 2009 was primarily due to higher product volumes in the Europe and CLA theaters and higher services revenue in the BICMEA theater offset by declines in product volumes and services revenue in the North America theater. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 1%.

Operating income was $313 million in 2011, $250 million in 2010 and $252 million in 2009. The improvement in the Financial Services operating income in 2011 compared to 2010 was driven by higher product volumes and favorable product mix as well as higher services revenue and lower service delivery costs. The slight decline in the Financial Services operating income in 2010 compared to 2009 was mainly due to the decline in product and services revenue in the North America theater.

Retail Solutions Segment

The following table presents the Retail Solutions revenue and segment operating income for the years ended December 31:

In millions	2011	2010	2009
Revenue	**$1,755**	$1,705	$1,610
Operating income	**$ 83**	$ 79	$ 14
Operating income as a percentage of revenue	**4.7%**	4.6%	0.9%

Retail Solutions revenue increased 3% in 2011 compared to 2010 and 6% in 2010 compared to 2009. The increase in revenue in 2011 compared to 2010 was primarily driven by higher services revenue in the North America, Japan-Korea and South Asia Pacific theaters partially offset by declines in product volumes in the North America and Europe theaters. Foreign currency fluctuations positively impacted the year-over-year revenue comparison by 3%. The increase in revenue in 2010 compared to 2009 was primarily driven by higher services revenue in the North America theater and higher product volumes and services revenue in the Europe theater. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 1%.

Operating income was $83 million in 2011, $79 million in 2010 and $14 million in 2009. The increase in the Retail Solutions operating income in 2011 compared to 2010 was primarily due to a favorable shift in product and services mix slightly offset by the negative impact of higher paper prices. The increase in the Retail Solutions operating income in 2010 compared to 2009 was primarily due to a favorable shift in product and services mix coupled with lower labor and service delivery costs.

Hospitality and Specialty Retail Segment

The following table presents the Hospitality and Specialty Retail revenue and segment operating income for the years ended December 31:

In millions	2011	2010	2009
Revenue	**$ 141**	—	—
Operating income	**$ 22**	—	—
Operating income as a percentage of revenue	**15.6%**	— %	— %

The segment's revenue and operating income in 2011 were $141 million and $22 million, respectively, attributable primarily to product volume and services revenue in the North America theater. The acquisition of Radiant was completed on August 24, 2011. Therefore, the results for the segment reflect only the period from August 25, 2011 through December 31, 2011.

Entertainment Segment

The following table presents the Entertainment revenue and segment operating loss for the years ended December 31:

In millions	2011	2010	2009
Revenue	**$ 163**	$ 102	$ 27
Operating loss	**$ (60)**	$ (50)	$ (33)
Operating loss as a percentage of revenue	**(36.8)%**	(49.0)%	(122.2)%

Entertainment revenue increased 60% in 2011 compared to 2010 and 278% in 2010 compared to 2009. The increase in 2011 and 2010 revenue was driven by a greater number of kiosks deployed, and in 2011, was also the result of redeployment of selected kiosks to better performing locations.

Operating loss was $60 million in 2011, $50 million in 2010 and $33 million in 2009. The operating loss in each year was primarily the result of additional kiosk and DVD depreciation resulting from increased kiosk deployment.

Emerging Industries Segment

The following table presents the Emerging Industries revenue and segment operating income for the years ended December 31:

In millions	2011	2010	2009
Revenue	**$ 385**	$ 358	$ 348
Operating income	**$ 76**	$ 61	$ 57
Operating income as a percentage of revenue	**19.7%**	17.0%	16.4%

Emerging Industries revenue increased 8% in 2011 compared to 2010 and 3% in 2010 compared to 2009. The increase in revenue in 2011 compared to 2010 was driven primarily by higher services revenue from our telecommunications and technology customers in the Europe and North America theaters. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 3%. The increase in revenue in 2010 compared to 2009 was primarily due to higher services revenue from our telecommunications and technology customers in the North America and BICMEA theaters. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 1%.

Operating income was $76 million in 2011, $61 million in 2010, and $57 million in 2009. The increase in the Emerging Industries operating income in 2011 compared to 2010 and in 2010 compared to 2009 was primarily due to improved services mix and lower service delivery costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In the year ended December 31, 2011, cash provided by operating activities increased $128 million from $247 million in the year ended December 31, 2010 to $375 million in the year ended December 31, 2011. Cash flow from operations increased due to improvements in working capital year over year.

NCR's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by (used in) operating activities and cash provided by (used in) discontinued operations, less capital expenditures for property, plant and equipment, and additions to capitalized software, to assess the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP, and therefore NCR's definition may differ from other companies' definitions of this measure. The components used to calculate free cash flow are GAAP measures that are taken directly from the Consolidated Statements of Cash Flows. We believe free cash flow information is useful for investors because it relates the operating cash flows from the Company's continuing and discontinued operations to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, strategic acquisitions and investments, repurchase of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures, since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP. The table below reconciles net cash provided by operating activities, the most directly comparable GAAP measure, to NCR's non-GAAP measure of free cash flow for the year ended December 31:

In millions	2011	2010	2009
Net cash provided by operating activities	**$ 375**	$ 247	$ 260
Less: Expenditures for property, plant and equipment, net of grant reimbursements	**(101)**	(169)	(112)
Less: Additions to capitalized software	**(62)**	(57)	(61)
Net cash (used in) provided by discontinued operations	**(24)**	16	(37)
Free cash flow (non-GAAP)	**$ 188**	$ 37	$ 50

In 2011, net cash provided by operating activities increased $128 million, net capital expenditures decreased $68 million, capitalized software additions increased $5 million, and net cash used in discontinued operations increased $40 million, which contributed to a net increase in free cash flow of $151 million in comparison to 2010. The decrease in net capital expenditures was due to a planned reduction in investments in the Entertainment line of business. The cash used in discontinued operations was attributable to remediation payments made associated with the Fox River environmental matter, which were offset by a smaller amount of insurance recoveries in 2011 as compared to the prior year period.

In 2010, net cash provided by operating activities decreased $13 million, net capital expenditures increased $57 million, capitalized software additions decreased $4 million, and net cash provided by discontinued operations increased $53 million, which contributed to a net decrease in free cash flow of $13 million in comparison to 2009. Planned expenditures related to investments in the Entertainment line of business constituted a majority of the increase in net capital expenditures. During the year ended December 31, 2010, cash provided by discontinued operations was attributable to the receipt of insurance recoveries in excess of remediation payments made in connection with the Fox River environmental matter.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. Our other investing activities primarily include business acquisitions, divestitures and investments as well as proceeds from the sales of property, plant and equipment. During the year ended December 31, 2011, we completed the acquisition of Radiant for approximately $1,087 million, net of cash received, discussed further below, and the divestiture of our healthcare business for approximately $2 million. During the year ended December 31, 2010, we completed the acquisition of Mobiqa for approximately $16 million, which is included in other investing activities, net, in the Consolidated Statements of Cash Flows and proceeds from the sale of property, plant and equipment that generated $39 million, mainly due to the sale of an office building in France.

Our financing activities primarily include proceeds from employee stock plans, repurchases of NCR common stock and borrowings and repayments of credit facilities. During the year ended December 31, 2011 and 2010, proceeds from employee stock plans were $18 million and $11 million, respectively. During the year ended December 31, 2011 and 2010, we repurchased approximately 3.6 million shares of NCR common stock for $70 million and approximately 1.5 million shares of NCR common stock for $20 million, respectively. Additionally, during the year ended December 31, 2011, we received proceeds of $43 million for the sale of a 49% voting equity interest in our manufacturing subsidiary in Brazil to Scopus.

In connection with the acquisition of Radiant, on August 22, 2011, we entered into a new $1.4 billion senior secured credit facility with and among a syndicate of lenders with JPMorgan Chase Bank, N.A., as the administrative agent. The secured credit facility consists of a term loan facility in the amount of $700 million and a revolving facility in the amount of $700 million, of which $1.1 billion was drawn to fund the acquisition. See Note 5 "Debt Obligations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information. As of December 31, 2011, the outstanding principal balance of the term loan facility was $700 million and the outstanding revolving facility was $140 million which decreased from an initial balance of $400 million due to repayments of approximately $260 million. Additionally, we paid approximately $29 million of debt issuance costs in connection with the new credit facility.

Cash and cash equivalents held by the Company's foreign subsidiaries was $365 million and $448 million at December 31, 2011 and 2010, respectively. Under current tax laws and regulations, if cash and cash equivalents and short-term investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

As of December 31, 2011, our cash and cash equivalents totaled $398 million and our long-term debt was $852 million. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described in Item 1A of Part I of this 2011 Annual Report on Form 10-K. If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facilities, we may be required to seek additional financing alternatives. In addition, as described in Note 8, "Employee Benefit Plans," of the Notes to the Consolidated Financial Statements included in Item 8 of Part II of this Report, we expect to make pension, postemployment, and postretirement plan contributions of approximately $282 million in 2012. During the first quarter of 2010, we completed a comprehensive analysis of our capital allocation strategy, with specific focus on our approach to pension management. As a result of this analysis, we commenced a plan to substantially reduce future volatility in the value of assets held by our U.S. pension plan by rebalancing the asset allocation to a portfolio composed entirely of fixed income assets by the end of 2012. At the end of 2011, we had reallocated approximately 80% of pension assets to fixed income assets compared to 60% at the end of 2010. Additionally, in 2012, we expect to make approximately $40 million of remediation and other payments related to the Fox River environmental matter. This amount may be subject to change due to matters outside the Company's control, such as government decisions or actions of our co-obligors on the Fox River remediation work. We believe that we have sufficient liquidity based on our current cash position, cash flows from operations and existing financing to meet our expected pension, postemployment, and postretirement plan contributions, remediation payments related to the Fox River environmental matter, debt servicing obligations, and our operating requirements for the next twelve months.

Contractual Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2011 on an undiscounted basis, with projected cash payments in the years shown:

In millions	Total Amounts	2012	2013-2014	2015-2016	2017 & Thereafter	All Other
Debt obligations	$ 853	$ 1	$141	$702	$ 9	$—
Interest on debt obligations	117	27	50	38	2	—
Estimated environmental liability payments	240	40	74	51	75	—
Lease obligations	205	62	83	47	13	—
Purchase obligations	880	772	71	37	—	—
Uncertain tax positions	148	—	—	—	—	148
Total obligations	$2,443	$902	$419	$875	$ 99	$148

As of December 31, 2011, we have short and long-term debt totaling $853 million.

For purposes of this table, we used interest rates as of December 31, 2011 to estimate the future interest on debt obligations and have assumed no voluntary prepayments of existing debt. See Note 5, "Debt Obligations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional disclosure related to our debt obligations and the related interest rate terms. We have also incorporated the expected fixed payments based on our interest rate swap related to our term loan. See Note 10, "Derivatives and Hedging Instruments," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional disclosure related to our interest rate swap.

The estimated environmental liability payments included in the table of contractual obligations shown above are related to the Fox River environmental matter. The amounts shown are NCR's expected payments, net of the payments of it co-obligors; the amounts do not include an estimate for payments to be received from insurers or indemnification parties. For additional information, refer to Note 9, "Commitments and Contingencies," included in Item 8 of Part II of this Report.

Our lease obligations are primarily for certain sales and manufacturing facilities in various domestic and international locations. Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts. Included in the amounts are committed payments in relation to the long-term service agreement with Accenture under which NCR's transaction processing activities and functions are performed.

We have a $148 million liability related to our uncertain tax positions. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 6, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

We also have product warranties that may affect future cash flows. These items are not included in the table of obligations shown above, but are described in detail in Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Our U.S. and international employee benefit plans, which are described in Note 8, "Employee Benefit Plans," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report, could require significant future cash payments. The funded status of NCR's U.S. pension plans is an underfunded position of $1,294 million as of December 31, 2011 compared to an underfunded position of $903 million as of December 31, 2010. The decrease in our funded status is primarily attributable to an increase in the liability resulting from a decrease in the discount rate. The funded status of our international retirement plans improved to an underfunded position of $52 million as of December 31, 2011 from an underfunded position of $94 million as of December 31, 2010. Strong asset returns and cash contributions more than offset the increases in the plan liabilities driven by decreases in discount rates for these plans. We did not make any contributions to our U.S. qualified pension plan in 2011, but we expect to make contributions of approximately $85 million in 2012. Contributions to international and executive pension plans are expected to increase from $124 million in 2011 to approximately $130 million in 2012.

Our senior secured credit facility includes affirmative, negative and financial covenants that restrict or limit our ability to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to our business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict our ability to create liens, pay dividends or make loan repayments. These covenants also require us to maintain:

- a consolidated leverage ratio on the last day of any fiscal quarter, commencing with the fiscal quarter ending December 31, 2011, not to exceed (i) 3.50 to 1.00 for each fiscal quarter ending prior to December 31, 2013, (ii) 3.25 to 1.00 for each fiscal quarter ending on or after December 31, 2013 and prior to December 31, 2014, and (iii) 3.00 to 1.00 for each fiscal quarter ending on or after December 31, 2014; and
- an interest coverage ratio of at least (i) 3.50 to 1.00, in the case of any four consecutive fiscal quarters ending prior to December 31, 2013, and (ii) 4.00 to 1.00, in the case of any four consecutive fiscal quarters ending on or after December 31, 2013.

Off-Balance Sheet Arrangements We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined by SEC Regulation S-K 303 (a) (4) (ii).

See Note 9, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for additional information on guarantees associated with NCR's business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these assumptions, estimates and judgments to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of our Board of Directors (see Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services and maintenance support services. For arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR evaluates and separates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of NCR.

For arrangements entered into or materially modified after January 1, 2011, consideration is allocated to each unit of accounting based on the unit's relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to each deliverable: (i) vendor-specific objective evidence of selling price (VSOE), (ii) third-party evidence of selling price (TPE), and (iii) best estimate of selling price (BESP). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. VSOE is established for our software maintenance services and we use TPE to establish selling prices for our non-software related services, which include hardware maintenance, non-software related professional services, and transaction services. The Company uses BESP to allocate revenue when we are unable to establish VSOE or TPE of selling price. BESP is primarily used for elements such as hardware and software that are not consistently priced within a narrow range. The Company determines BESP for a deliverable by considering multiple factors including product class, geography, average discount, and management's historical pricing practices. Amounts allocated to the delivered hardware and software elements are recognized at the time of sale provided the other conditions for revenue recognition have been met. Amounts allocated to the undelivered maintenance and other services elements are recognized as the services are provided or on a straight-line basis over the service period. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, revenue is not recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements entered into prior to January 1, 2011, the Company has not applied BESP. In such arrangements, if the Company has the requisite evidence of selling price for the undelivered elements but not for the delivered elements, the Company applies the residual method to allocate arrangement consideration.

In situations where NCR's solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. For the software and software-related elements of such transactions, revenue is allocated based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue recognition for complex contractual arrangements, especially those with multiple elements, requires a significant level of judgment and is based upon a review of specific contracts, past experience, the selling price of undelivered elements when sold separately, creditworthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts We evaluate the collectability of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balance as an overall proxy to reflect historical average credit losses and specific provisions for known issues. The percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date of revenue recognition. As the age of the receivable increases, the provision percentage also increases. This policy is applied consistently among all of our operating segments.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors include economic conditions and judgments regarding collectability of account balances, each customer's payment history and creditworthiness.

The allowance for doubtful accounts was $16 million as of December 31, 2011, $13 million as of December 31, 2010, and $24 million as of December 31, 2009. These allowances represent, as a percent of gross receivables, 1.5% in 2011, 1.4% in 2010, and 2.6% in 2009.

Given our experience, the reserves for potential losses are considered adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. We continually evaluate our reserves for doubtful accounts and continued economic deterioration could lead to the need to increase our allowances.

Inventory Valuation Inventories are stated at the lower of cost or market, using the average cost method. Each quarter, we reassess raw materials, work-in-process, parts and finished equipment inventory costs to identify purchase or usage variances from standards, and valuation adjustments are made. Additionally, to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory, a reserve against inventory is established. This reserve is established based on forecasted usage, orders, technological obsolescence and inventory aging. These factors are impacted by market conditions, technology changes and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current market value of inventory and adjust for any inventory exposure due to age or excess of cost over market value.

We have inventory in more than 40 countries around the world. We purchase inventory from third party suppliers and manufacture inventory at our plants. This inventory is transferred to our distribution and sales organizations at cost plus mark-up. This mark-up is referred to as inter-company profit. Each quarter, we review our inventory levels and analyze our inter-company profit to determine the correct amount of inter-company profit to eliminate. Key assumptions are made to estimate product gross margins, the product mix of existing inventory balances and current period shipments. Over time, we refine these estimates as facts and circumstances change. If our estimates require refinement, our results could be impacted.

Our excess and obsolete reserves were $83 million as of December 31, 2011, $71 million as of December 31, 2010, and $100 million as of December 31, 2009. These reserves represent, as a percent of gross inventory, 9.7% in 2011, 8.7% in 2010, and 12.7% in 2009. Although we strive to achieve a balance between market demands and risk of inventory obsolescence or excess quantities caused by these factors, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. The policies described are consistently applied among all of our operating segments.

Warranty Reserves One of our key objectives is to provide superior quality products and services. To that end, we provide a standard manufacturer's warranty typically extending up to 12 months, allowing our customers to seek repair of products under warranty at no additional cost. A corresponding estimated liability for potential warranty costs is also recorded at the time of the sale. We sometimes offer extended warranties in the form of product maintenance services to our customers for purchase. We defer the fair value of these revenues and recognize revenue over the life of the extended warranty period. Refer to Note 1, "Description of Business and Significant Accounting Policies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further information regarding our accounting for extended warranties.

Future warranty obligation costs are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized and the associated warranty liability is recorded based upon the estimated cost to provide the service over the warranty period.

Total warranty costs were $42 million in 2011, $48 million in 2010, and $47 million in 2009. Warranty costs as a percent of total product revenues were 1.5% in 2011, 2.0% in 2010, and 2.1% in 2009. Historically, the principal factor used to estimate our warranty costs has been service calls per machine. Significant changes in this factor could result in actual warranty costs differing from accrued estimates. Although no near-term changes in our estimated warranty reserves are currently anticipated, in the unlikely event of a significant increase in warranty claims by one or more of our larger customers, costs to fulfill warranty obligations would be higher than provisioned, thereby impacting results.

Goodwill Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

During the fourth quarter of 2011, we adopted the changes to accounting guidance on impairment testing issued by the Financial Accounting Standards Board in September 2011. Under the new guidance, in the evaluation of goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise which could significantly and adversely impact reported results of operations and stockholders' equity. Fair value of the reporting units are estimated primarily using the income approach, which incorporates the use of discounted cash flow ("DCF") analyses. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

For the fourth quarter of 2011, 2010 and 2009, we performed our annual impairment assessment of goodwill which did not indicate that an impairment existed. However, during the fourth quarter, we determined that it was probable that we would dispose of our Entertainment business which triggered an impairment review of the goodwill attributable to the Entertainment reporting unit. We evaluated the carrying value of these assets compared to the fair value based on a market approach using an independent third-party market price and determined the $5 million of goodwill associated with the Entertainment reporting unit was fully impaired. The impairment was recorded within impairment charges in the Consolidated Statements of Operations for the twelve months ended December 31, 2011. Refer to Note 4, "Goodwill and Other Long-Lived Assets," in the Notes to the Consolidated Financial Statements for further discussion regarding our 2011 impairment testing.

Valuation of Long-lived Assets and Amortizable Other Intangible Assets We perform impairment tests for our long-lived assets if an event or circumstance indicates that the carrying amount of our long-lived assets may not be recoverable. In response to changes in industry and market conditions, we may also strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Such activities could result in impairment of our long-lived assets or other intangible assets. We also are subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. We consider the likelihood of impairment if certain events occur indicating that the carrying value of the long-lived assets may be impaired and we may recognize impairment if the carrying amount of a long-lived asset or intangible asset is not recoverable from its undiscounted cash flows. Impairment is measured as the difference between the carrying amount and the fair value of the asset. We use both the income approach and market approach to estimate fair value. Our estimates of fair value are subject to a high degree of judgment since they include a long-term forecast of future operations. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

As noted above, we determined that it was probable that we would dispose of our Entertainment business, which triggered an impairment assessment of the related assets which includes long-lived assets, goodwill and definite-lived intangible assets. Based on this evaluation, we determined that the long-lived asset group, consisting of property, plant and equipment and definite-lived intangible assets, mainly customer relationships, related to the Entertainment business was impaired. The carrying amount of approximately $148 million had an estimated fair value of $65 million. Of the total impairment charge of $83 million, $81 million was allocated to property, plant and equipment and $2 million was allocated to definite-lived intangible assets. Fair value was based on a market approach using an independent third-party market price. The impairment was recorded within impairment charges in the Consolidated Statements of Operations for the twelve months ended December 31, 2011.

Pension, Postretirement and Postemployment Benefits We sponsor domestic and foreign defined benefit pension and postemployment plans as well as domestic postretirement plans. As a result, we have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants advise us about subjective factors such as withdrawal rates and mortality rates to use in our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Postemployment and postretirement expense impacts all of our segments. Pension expense is reported at the corporate level and is excluded from our segment results as it is not included in the evaluation of segment performance. See Note 12, "Segment Information and Concentrations," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a reconciliation of our segment results to income from operations.

The key assumptions used in developing our 2011 expense were discount rates of 5.3% for our U.S. pension plans and 4.3% for our postretirement plan. We used an expected return on assets assumption of 6.8% for our U.S. plans in 2011. The U.S. plans represented 65% and 100% of total pension and postretirement plan obligations as of December 31, 2011. Holding all other assumptions constant, a 0.25% change in the discount rate used for the U.S. plans would have increased or decreased 2011 expense by approximately $8 million in pension expense and an immaterial amount in postretirement expense. A 0.25% change in the expected rate of return on plan assets assumption for the U.S. pension plan would have increased or decreased 2011 pension expense by approximately $6 million. Our expected return on plan assets has historically been and will likely continue to be material to net income. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31 for all of our plans.

We intend to use a discount rate of 4.0% and 3.3% and an expected rate of return on assets assumption of 4.8% in determining the 2012 pension and postretirement expense for the U.S. plans. The most significant assumption used in developing our 2012 postemployment plan expense was the assumed rate of involuntary turnover of 5.5%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. A 0.25% change in the rate of involuntary turnover would have increased or decreased 2011 expense by approximately $3 million. The sensitivity of the assumptions described above is specific to each individual plan and not to our pension, postretirement and postemployment plans in the aggregate.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding would be material and is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent that the amount of such a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue the amount at the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions and judgments, and external factors beyond our control, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. Except for the sharing agreement with Appleton Papers Inc. (API) described in Note 9, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report with respect to the Fox River matter, when insurance carriers or third parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts are reflected as receivables in our Consolidated Balance Sheet.

The most significant legal contingency impacting our Company relates to the Fox River matter, which is further described in detail in Note 9, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report. NCR has been identified as a potentially responsible party (PRP) at the Fox River site in Wisconsin because of polychlorinated biphenyl (PCB) discharges from two carbonless paper manufacturing facilities previously owned by NCR, located along the Fox River.

As described below and in Note 9, while substantial progress has been made in the engineering design of the Fox River clean-up and the clean-up itself, the extent of our potential liability continues to be subject to significant uncertainties. These uncertainties include the total clean-up costs for each of the segments of the river; the total natural resource damages for the site; the extent to which clean-up and other costs will be allocated to and paid by other PRPs; the solvency of other PRPs; the extent of NCR's eventual liability in the allocation litigation, including the outcome of the trial that began in February 2012 and the outcome of the Company's forthcoming appeal of the December 16, 2009 and February 28, 2011 orders described in Note 9; and the outcome of the state and federal governments' lawsuit regarding the Fox River filed in October 2010 against several parties, including NCR, also described in Note 9.

Our reserve for the Fox River matter as of December 31, 2011 was approximately $160 million (after taking into consideration amounts expected to be recovered under an indemnity agreement, as further discussed in Note 9). The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments.

In determining our reserve, we attempt to estimate a range of reasonably possible outcomes for relevant factors, although each range is itself highly uncertain. We use our best estimate within the range if that is possible. Where there is a range of equally likely outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, we use the low end of the range. Our eventual liability for remediation, which we expect will be paid out over a period continuing into 2017 or later (and a longer period thereafter for long-term monitoring), will depend on a number of factors, the most significant of which include:

- The total clean-up costs for the site (we use the best estimate within a range of reasonably possible outcomes—$852 million—which consists of the current estimate of the lower river clean-up and long-term monitoring costs developed in consultation with the engineering firms working on the design, the projected costs of the upper river clean-up, plus a 15% contingency for probable cost overruns and a contingency for future Government oversight costs, and the NCR-API share of the estimated natural resource damages);

- The total natural resource damages for the site (we use a best estimate of $76 million, which is based on prior negotiations);
- The share NCR and API will jointly bear of the total clean-up costs (as a result of the December 2009 and February 2011 judicial orders discussed in Note 9, we now assume NCR and API will be responsible for the full extent of the clean-up activities they are undertaking, which is a best estimate, and for a substantial portion of the counterclaims filed against them, as to which we use the low end of a range) and of natural resource damages (we use a best estimate);
- The share NCR will bear of the joint NCR/API payments for clean-up costs and natural resource damages (based upon an agreement between NCR and API, and an arbitration award, we utilized a 45% share for NCR of the first $75 million—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million); and
- Our transaction costs to defend NCR in this matter, including participation in litigation to establish proper allocation shares and the lawsuit filed by the Governments on October 14, 2010 as described in Note 9 (we have estimated the costs we are likely to incur through 2017, the end of the time period the Governments have projected it will take to design and implement the remedy for the Fox River).

AT&T Inc. (AT&T) and Alcatel-Lucent are each responsible for indemnifying NCR for a portion of amounts NCR incurs for the Fox River matter over a certain threshold. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $79 million as of December 31, 2011, and is deducted in determining the net reserve discussed above.

While it remains difficult to predict, there could be significant changes in the future to some of the above-described assumptions that could have a material effect on the amount of our reserve. Also, there are other estimates for some of these factors that are significantly higher than the estimates described above. It is the opinion of the Company that the effect of the Fox River matter will have a moderate, but manageable, impact on our liquidity and capital resources, assuming that such amounts discussed above are required to be paid over the time frame currently contemplated. However, if such an amount were required to be paid in a shorter time period, it could have a material impact on our liquidity and capital resources.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

We had valuation allowances of $412 million as of December 31, 2011 and $410 million as of December 31, 2010, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets. At December 31, 2011, our net deferred tax assets in the United States totaled approximately $704 million. For the three year period ended December 31, 2011, we had a cumulative net loss from continuing operations before income taxes, which is generally considered a negative indicator about our ability to realize the benefits of those assets. We further evaluated the realizability by weighing both positive and negative evidence, including our history of taxable income in the U.S., the fact that in our recent history, deductible attributes have not expired unused, and the substantial length of time over which our deferred tax assets relating to employee pensions may be realized. Through this assessment, realization of the related benefits was determined to be more likely than not.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

The provision for income taxes may change period-to-period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, state and local taxes and the effects of various global income tax strategies. We maintain certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. As of December 31, 2011, we did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $1.2 billion of undistributed earnings of our foreign subsidiaries as such earnings are expected to be reinvested indefinitely. Refer to Note 6, "Income Taxes," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for disclosures related to foreign and domestic pretax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate.

Stock-based Compensation We measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. We estimate forfeitures for awards granted, which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of a multi-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the objectives are not met, and in the event the objectives are exceeded, additional shares will vest up to a maximum amount. The cost of these awards is expensed over the performance period based upon management's estimates of achievement against the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and we incorporate such discussion in this MD&A by reference and make it a part hereof.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates and interest rates. It is our policy to manage our foreign exchange exposure and debt structure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. In managing market risks, we employ derivatives according to documented policies and procedures, including foreign currency contracts and interest rate swaps. We do not use derivatives for trading or speculative purposes.

Foreign Exchange Risk

Since a substantial portion of our operations and revenue occur outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. We have exposure to approximately 50 functional currencies and are exposed to foreign currency exchange risk with respect to our sales, profits and assets and liabilities denominated in currencies other than the U.S. dollar. Although we use financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. These foreign exchange contracts are designated as highly effective cash flow hedges. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units. All of these transactions are firmly committed or forecasted. We also use derivatives not designated as hedging instruments consisting primarily of forward contracts to hedge foreign currency denominated balance sheet exposures. For these derivatives we recognize gains and losses in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures.

We utilize non-exchange traded financial instruments, such as foreign exchange forward and option contracts, that we purchase exclusively from highly rated financial institutions. We record these contracts on our balance sheet at fair market value based upon market price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results.

For purposes of analyzing potential risk, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation or depreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would result in a corresponding increase or decrease of $23 million as of December 31, 2011 in the fair value of the hedge portfolio. The Company expects that any increase or decrease in the fair value of the portfolio would be substantially offset by increases or decreases in the underlying exposures being hedged.

The U.S. Dollar was slightly weaker in 2011 compared to 2010 based on comparable weighted averages for our functional currencies. This had a favorable impact of 3% on 2011 revenue versus 2010 revenue. This excludes the effects of our hedging activities and, therefore, does not reflect the actual impact of fluctuations in exchange rates on our operating income.

Interest Rate Risk

We are subject to interest rate risk principally in relation to variable-rate debt. We use derivative financial instruments to manage exposure to fluctuations in interest rates in connection with our risk management policies. We have entered into an interest rate swap for a portion of our secured credit facility. The interest rate swap effectively converts the designated portion of the credit facility from a variable interest rate to a fixed interest rate instrument. Approximately 67% of our borrowings under the credit facility were effectively on a fixed rate basis as of December 31, 2011. As of December 31, 2011, the net fair value of the interest rate swap was a liability of $9 million.

The potential gain in fair value of the swap from a hypothetical 100 basis point increase in interest rates would be approximately $21 million as of December 31, 2011. The annual increase in pre-tax interest expense from a hypothetical 100 basis point increase in variable interest rates (including the impact of the interest rate swap) would be approximately $2 million as of December 31, 2011.

Concentrations of Credit Risk

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2011, we did not have any significant concentration of credit risk related to financial instruments.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Radiant Systems, Inc. from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by the Company in a purchase business combination in August 2011. We have also excluded Radiant Systems, Inc. from our audit of internal control over financial reporting. Radiant Systems, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent approximately 4% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
February 28, 2012

NCR Corporation

Consolidated Statements of Operations

For the years ended December 31 (in millions except per share amounts)	2011	2010	2009
Product revenue	**$2,744**	$2,400	$2,228
Service revenue	**2,699**	2,410	2,371
Total revenue	**5,443**	4,810	4,599
Cost of products	**2,209**	1,923	1,808
Cost of services	**2,099**	1,923	1,911
Selling, general and administrative expenses	**805**	696	636
Research and development expenses	**177**	162	141
Impairment of long-lived and other assets	**88**	—	—
Total operating expenses	**5,378**	4,704	4,496
Income from operations	**65**	106	103
Interest expense	**(13)**	(2)	(10)
Other (expense) income, net	**(3)**	(11)	(31)
Income from continuing operations before income taxes	**49**	93	62
Income tax (benefit) expense	—	(26)	(3)
Income from continuing operations	**49**	119	65
Income (loss) from discontinued operations, net of tax	**3**	18	(95)
Net income (loss)	**52**	137	(30)
Net (loss) income attributable to noncontrolling interests	**(1)**	3	3
Net income (loss) attributable to NCR	**$ 53**	$ 134	$ (33)
Amounts attributable to NCR common stockholders:			
Income from continuing operations	**$ 50**	$ 116	$ 62
Income (loss) from discontinued operations, net of tax	**3**	18	(95)
Net income (loss)	**$ 53**	$ 134	$ (33)
Net income per share attributable to NCR common stockholders:			
Net income per common share from continuing operations			
Basic	**$ 0.32**	$ 0.73	$ 0.39
Diluted	**$ 0.31**	$ 0.72	$ 0.39
Net income (loss) per common share			
Basic	**$ 0.34**	$ 0.84	$ (0.21)
Diluted	**$ 0.33**	$ 0.83	$ (0.21)
Weighted average common shares outstanding			
Basic	**158.0**	159.8	158.9
Diluted	**161.0**	161.2	160.1

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Balance Sheets

As of December 31 (in millions except per share amounts)	2011	2010
Assets		
Current assets		
Cash and cash equivalents	**$ 398**	$ 496
Accounts receivable, net	**1,038**	928
Inventories, net	**774**	741
Other current assets	**305**	313
Total current assets	**2,515**	2,478
Property, plant and equipment, net	**365**	429
Goodwill	**913**	115
Intangibles	**312**	15
Prepaid pension cost	**339**	286
Deferred income taxes	**714**	630
Other assets	**433**	408
Total assets	**$ 5,591**	$ 4,361
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	**$ 1**	$ 1
Accounts payable	**525**	499
Payroll and benefits liabilities	**221**	175
Deferred service revenue and customer deposits	**418**	362
Other current liabilities	**400**	379
Total current liabilities	**1,565**	1,416
Long-term debt	**852**	10
Pension and indemnity plan liabilities	**1,662**	1,259
Postretirement and postemployment benefits liabilities	**256**	309
Income tax accruals	**148**	165
Environmental liabilities	**220**	244
Other liabilities	**53**	42
Total liabilities	**4,756**	3,445
Commitments and contingencies (Note 9)		
Redeemable noncontrolling interest	**1**	—
Stockholders' equity		
NCR stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding as of December 31, 2011 and December 31, 2010	**—**	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 157.6 and 159.7 shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	**2**	2
Paid-in capital	**301**	281
Retained earnings	**1,988**	1,935
Accumulated other comprehensive loss	**(1,492)**	(1,335)
Total NCR stockholders' equity	**799**	883
Noncontrolling interests in subsidiaries	**35**	33
Total stockholders' equity	**834**	916
Total liabilities and stockholders' equity	**$ 5,591**	$ 4,361

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Cash Flows

For the years ended December 31 (in millions)	2011	2010	2009
Operating activities			
Net income (loss)	$ 52	$ 137	$ (30)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Income) loss from discontinued operations	(3)	(18)	95
Depreciation and amortization	168	138	128
Stock-based compensation expense	33	21	12
Excess tax benefit from stock-based compensation	(1)	—	
Deferred income taxes	(64)	(63)	(78)
Gain on sale of property, plant and equipment	(5)	(10)	(12)
Impairment of long-lived and other assets	98	14	39
Changes in operating assets and liabilities:			
Receivables	(58)	(26)	27
Inventories	1	(54)	5
Current payables and accrued expenses	55	(12)	(28)
Deferred service revenue and customer deposits	34	34	18
Employee severance and pension	92	80	49
Other assets and liabilities	(27)	6	35
Net cash provided by operating activities	375	247	260
Investing activities			
Grant reimbursements from capital expenditures	—	5	9
Expenditures for property, plant and equipment	(101)	(174)	(121)
Proceeds from sales of property, plant and equipment	2	39	11
Additions to capitalized software	(62)	(57)	(61)
Business acquisitions, net of cash acquired	(1,087)	—	—
Other investing activities, net	2	(24)	(41)
Net cash used in investing activities	(1,246)	(211)	(203)
Financing activities			
Repurchases of Company common stock	(70)	(20)	(1)
Repayment of short-term borrowings	—	(4)	4
Repayment of long-term debt	—	(1)	—
Repayment of senior unsecured notes	—	—	(300)
Excess tax benefit from stock-based compensation	1	—	—
Proceeds from employee stock plans	18	11	9
Borrowings on term credit facility	700	—	—
Payments on revolving credit facility	(260)	(75)	(30)
Borrowings on revolving credit facility	400	75	30
Debt issuance cost	(29)	—	—
Proceeds from sale of noncontrolling interest	43	—	—
Dividend distribution to minority shareholder	(1)	—	—
Net cash provided by (used in) financing activities	802	(14)	(288)
Cash flows from discontinued operations			
Net cash (used in) provided by operating activities	(24)	16	(37)
Effect of exchange rate changes on cash and cash equivalents	(5)	7	8
(Decrease) increase in cash and cash equivalents	(98)	45	(260)
Cash and cash equivalents at beginning of period	496	451	711
Cash and cash equivalents at end of period	$ 398	$ 496	$ 451
Supplemental data			
Cash paid during the year for:			
Income taxes	$ 55	$ 34	$ 49
Interest	$ 5	$ 2	$ 10

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Changes in Stockholders' Equity

In millions

	Redeemable Noncontrolling Interests	NCR Stockholders: Common Stock Shares	NCR Stockholders: Common Stock Amount	NCR Stockholders: Paid-in Capital	NCR Stockholders: Retained Earnings	NCR Stockholders: Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests in Subsidiaries	Total
December 31, 2008	$—	158	$ 2	$248	$1,834	$(1,644)	$ 25	$ 465
Comprehensive income (loss):								
Net income (loss)	—	—	—	—	(33)	—	3	(30)
Other comprehensive (loss) income:								
Currency translation adjustments	—	—	—	—	—	28	—	28
Unrealized gain (loss) from securities, net of tax expense of $0	—	—	—	—	—	1	—	1
Cash flow hedging gains (losses), net of tax expense of $0	—	—	—	—	—	8	—	8
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $110	—	—	—	—	—	98	—	98
Total other comprehensive income	—	—	—	—	—	135	—	135
Total comprehensive (loss) income	—	—	—	—	(33)	135	3	105
Employee stock purchase and stock compensation plans	—	2	—	23	—	—	—	23
Repurchase of Company common stock	—	—	—	(1)	—	—	—	(1)
December 31, 2009	$—	160	$ 2	$270	$1,801	$(1,509)	$ 28	$ 592
Comprehensive income (loss):								
Net income (loss)	—	—	—	—	134	—	3	137
Other comprehensive (loss) income:								
Currency translation adjustments	—	—	—	—	—	30	2	32
Unrealized gain (loss) from securities, net of tax expense of $0	—	—	—	—	—	(1)	—	(1)
Cash flow hedging gains (losses), net of tax expense of $1	—	—	—	—	—	5	—	5
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $27	—	—	—	—	—	140	—	140
Total other comprehensive income	—	—	—	—	—	174	2	176
Total comprehensive (loss) income	—	—	—	—	134	174	5	313
Employee stock purchase and stock compensation plans	—	2	—	31	—	—	—	31
Repurchase of Company common stock	—	(2)	—	(20)	—	—	—	(20)
December 31, 2010	$—	160	$ 2	$281	$1,935	$(1,335)	$ 33	$ 916
Comprehensive income (loss):								
Net income (loss)	(2)	—	—	—	53	—	1	54
Other comprehensive (loss) income:								
Currency translation adjustments	—	—	—	—	—	(28)	2	(26)
Unrealized gain (loss) from securities, net of tax expense of $0	—	—	—	—	—	(1)	—	(1)
Cash flow hedging gains (losses), net of tax benefit of $3	—	—	—	—	—	(5)	—	(5)
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax benefit of $67	—	—	—	—	—	(123)	—	(123)
Total other comprehensive income (loss)	—	—	—	—	—	(157)	2	(155)
Total comprehensive (loss) income	(2)	—	—	—	53	(157)	3	(101)
Employee stock purchase and stock compensation plans	—	1	—	53	—	—	—	53
Repurchase of Company common stock	—	(3)	—	(70)	—	—	—	(70)
Dividends distribution to minority shareholder	—	—	—	—	—	—	(1)	(1)
Sale of redeemable noncontrolling interests	3	—	—	37	—	—	—	37
December 31, 2011	$ 1	158	$ 2	$301	$1,988	$(1,492)	$ 35	$ 834

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation
Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business NCR Corporation (NCR or the Company, also referred to as "we," "us" or "our") and its subsidiaries provide innovative products and services that are designed specifically to enable NCR's customers to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR's portfolio of self-service and assisted-service solutions serve customers in the financial services, retail solutions, hospitality, entertainment and travel and gaming industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support our technology tools. NCR also resells third-party networking products and provides related service offerings in the telecommunications and technology sector.

NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Effective January 1, 2011, NCR began management of its business on a line of business basis, changing from the previous model of geographic business segments. We have reclassified prior period segment disclosures to conform to the current period presentation. See Note 12, "Segment Information and Concentrations," for additional information.

On August 24, 2011, NCR completed the acquisition of Radiant Systems, Inc. (Radiant). As a result of the acquisition, the results of Radiant are included for the period from August 25, 2011 to December 31, 2011. See Note 3, "Business Combinations and Investments," for additional information.

On December 23, 2011, we completed the sale of our healthcare solutions business, including our MediKiosk patient access software, NCR Payment Manager, Patient Portal, Patient Tracking, Physician Referral and eForms software solutions, to Quadramed Corporation. The sale of our healthcare solutions business has been presented as discontinued operations in the Consolidated Financial Statements. See Note 14, "Discontinued Operations," for additional information.

Use of Estimates The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Evaluation of Subsequent Events The Company evaluated subsequent events through the date that our Consolidated Financial Statements were issued. Except as described below, no matters were identified that required adjustment of the Consolidated Financial Statements or additional disclosure. See Note 16, "Subsequent Events," for additional information.

On February 3, 2012, we entered into an agreement to sell our entertainment business to Redbox Automated Retail, LLC. The completion of the transaction is subject to various customary closing conditions as well as regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We anticipate that the transaction will be consummated by the end of the third quarter of 2012.

Out of Period Adjustments During the fourth quarter of 2011, the Company recorded charges of approximately $2 million in other income and expense related to foreign currency fluctuations from several inter-company transactions that were incorrectly included in the cumulative translation adjustment balance. Additionally, the Company recorded an increase in selling, general and administrative expenses of approximately

$4 million to correct certain tax accounts in Brazil determined to be unrecoverable. The Company determined the impact of these errors was not material to the annual or interim financial statements of previous periods and the effect of correcting these errors in 2011 was not material to the 2011 annual financial statements.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore, exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no significant influence, such as representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. In addition, the Company is required to determine whether it is the primary beneficiary of economic income or losses that may be generated by variable interest entities in which the Company has such an interest. In circumstances where the Company determined it is the primary beneficiary, consolidation of that entity would be required. For the periods presented, no variable interest entities have been consolidated.

Reclassifications Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation. None of the reclassifications affected previously reported net income or net income per common share

Revenue Recognition The Company records revenue, net of taxes, when it is realized, or realizable, and earned. The Company considers these criteria met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. For product sales, delivery is deemed to have occurred when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For services sales, revenue is recognized as the services are provided or ratably over the service period, or, if applicable, after customer acceptance of the services.

NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services, transaction services and maintenance support services. For arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR evaluates and separates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially in the control of NCR.

For arrangements entered into or materially modified after January 1, 2011, consideration is allocated to each unit of accounting based on the units' relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to each deliverable: (i) vendor-specific objective evidence of selling price (VSOE); (ii) third-party evidence of selling price (TPE); and (iii) best estimate of selling price (BESP). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. VSOE is established for our software maintenance services and we use TPE to establish selling prices for our non-software related services, which include hardware maintenance, non-software related professional services, and transaction services. The Company uses BESP to allocate revenue when we are unable to establish VSOE or TPE of selling price. BESP is primarily used for elements such as hardware and software that are not consistently priced within a narrow range. The Company determines BESP for a deliverable by considering multiple factors including product class, geography, average discount, and management's historical pricing practices. Amounts allocated to the delivered hardware and software elements are recognized at the time of sale, provided the other conditions for revenue recognition have been met. Amounts allocated to the undelivered maintenance and other services elements are recognized as the services are provided or on a straight-line basis over the service period. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, revenue is not recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements entered into prior to January 1, 2011, the Company has not applied BESP. In such arrangements, if the Company has the requisite evidence of selling price for the undelivered elements but not for the delivered elements, the Company applies the residual method to allocate arrangement consideration.

In situations where NCR's solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. For the software and software-related elements of such transactions, revenue is allocated based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, but fair value evidence exists for the undelivered elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

NCR's customers may request that delivery and passage of title and risk of loss occur on a bill and hold basis. For the years ended December 31, 2011, 2010, and 2009, the revenue recognized from bill and hold transactions approximated 1% or less of total revenue.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For contracts that are not separately priced but include product maintenance, the Company defers revenue at an amount based on the selling price, using objective and reliable evidence, and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term.

Net revenue from DVD movie rentals is recognized on a ratable basis during the term of a consumer's rental transaction. Revenue from a direct sale out of the kiosk of a previously rented movie is recognized at the time of sale. On rental transactions for which the related DVDs have not yet been returned to the kiosk at month-end, revenue is recognized with a corresponding receivable recorded in the Consolidated Balance Sheets, net of a reserve for potentially uncollectible amounts. We record revenue net of refunds and applicable sales taxes collected from consumers.

Shipping and Handling Costs related to shipping and handling are included in cost of products in the Consolidated Statements of Operations.

Cash and Cash Equivalents All short-term, highly liquid investments having original maturities of three months or less, including time deposits, are considered to be cash equivalents.

Allowance for Doubtful Accounts NCR establishes provisions for doubtful accounts using percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include reworkable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Goodwill and Other Long-Lived Assets

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within other assets and amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software on a straight-line basis over four to seven years beginning when the asset is substantially ready for use, as this is considered to approximate the usage pattern of the software.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company amortizes capitalized software on a sum-of-the-years' digits basis over three years beginning when the product is available for general release, as this approximates the sales pattern of the software. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. The following table identifies the activity relating to total capitalized software:

In millions	2011	2010	2009
Beginning balance as of January 1	**$107**	$102	$ 92
Capitalization	**62**	57	61
Amortization	**(51)**	(52)	(51)
Ending balance as of December 31	**$118**	$107	$102

Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

During the fourth quarter of 2011, we adopted the changes to accounting guidance on impairment testing issued by the Financial Accounting Standards Board in September 2011. Under the guidance, in the evaluation of goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise. Fair values of the reporting units are estimated primarily using the income approach, which incorporates the use of discounted cash flow ("DCF") analyses. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

For the fourth quarter of 2011, 2010 and 2009, we performed our annual impairment assessment of goodwill and indefinite-lived intangible assets which did not indicate that an impairment existed. However, during the fourth quarter of 2011, we determined subsequent to the annual impairment test that it was probable that we would dispose of our Entertainment business, which triggered an impairment review of the goodwill attributable to the Entertainment reporting unit. Refer to Note 4, "Goodwill and Other Long-Lived Assets," in the Notes to the Consolidated Financial Statements for further discussion regarding our 2011 impairment testing.

Acquired intangible assets other than goodwill are amortized over their weighted average amortization period unless they are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.

Property, Plant and Equipment Property, plant and equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Assets classified as held for sale are not depreciated. Upon retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed from the Company's accounts, and a gain or loss is recorded. Depreciation expense related to property, plant and equipment was $96 million, $77 million, and $68 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment, and software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or in the period in which the held for sale criteria are met. For assets held and used, this analysis consists of comparing the asset's carrying value to the expected future cash flows to be generated from the asset on an undiscounted basis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Refer to Note 4, "Goodwill and Other Long-Lived Assets," in the Notes to the Consolidated Financial Statements for further discussion regarding our 2011 impairment testing.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which NCR becomes obligated to honor the related right, which generally is the period in which the related product revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period. The Company accrues sales returns and allowances using percentages of revenue to reflect the Company's historical average of sales return claims.

Research and Development Costs Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support and are expensed as incurred, except certain software development costs are capitalized after technological feasibility of the software is established.

Leases The Company accounts for material escalation clauses, free or reduced rents and landlord incentives contained in operating type leases on a straight-line basis over the lease term, including any reasonably assured lease renewals. For leasehold improvements that are funded by the landlord, the Company records the incentive as deferred rent. The deferred rent is then amortized as reductions to lease expense over the lease term.

For capital leases where NCR is the lessee, we record an amortizable debt and a related fixed asset in the Consolidated Balance Sheet.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR also uses subjective factors, such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities, the Company has recorded or may record.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Where the U.S. Dollar is the functional currency, remeasurement adjustments are recorded in other income and expense.

Derivative Instruments In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The Company accounts for derivatives as either assets or liabilities in the Consolidated Balance Sheets at fair value and recognizes the resulting gains or losses as adjustments to earnings or other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the Consolidated Statement of Operations. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) gains and losses are recorded in the currency translation adjustment component of accumulated other comprehensive income (loss). Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in other income or expense as exchange rates change.

Fair Value of Assets and Liabilities Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly
- Level 3: Unobservable inputs for which there is little or no market data

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes to the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NCR measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statement of Operations. For qualifying investments in debt or equity securities, a temporary impairment charge would be recognized in other comprehensive income (loss).

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase the costs to NCR or could have an impact on NCR's future operating results. NCR believes that the amounts provided in its Consolidated Financial Statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed in Note 9, "Commitments and Contingencies," and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2011 cannot currently be reasonably determined or are not currently considered probable.

Legal costs related to loss contingencies are typically expensed as incurred, except for certain costs associated with NCR's environmental remediation obligations. Costs and fees associated with litigating the extent and type of required remedial actions and the allocation of remediation costs among potentially responsible parties are typically included in the measurement of the environmental remediation liabilities.

Advertising Advertising costs are recognized in selling, general and administrative expenses when incurred.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized.

Redeemable Noncontrolling Interests In 2011, we sold a 49% voting equity interest in NCR Brasil—Indústria de Equipamentos para Automação S.A., a subsidiary of the Company (NCR Manaus) to Scopus Tecnologia Ltda. (Scopus) for a subscription price of approximately $43 million. In the event NCR Manaus does not meet a defined financial performance goal during the five year period ending in 2016, Scopus may elect to put its noncontrolling interest to us for its then-current fair value.

Earnings Per Share Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted average number of shares outstanding includes the dilution from potential shares resulting from stock options and restricted stock awards. When calculating diluted earnings per share, the Company includes the potential windfall or shortfall tax benefits as well as average unrecognized compensation expense as part of the assumed proceeds from exercises of stock options. The Company uses the tax law ordering approach to determine the potential utilization of windfall benefits. The holders of unvested restricted stock awards do not have nonforfeitable rights to dividends or dividend equivalents and therefore, such unvested awards do not qualify as participating securities. See Note 7, "Employee Stock Compensation Plans," for share information on NCR's stock compensation plans.

The components of basic and diluted earnings per share attributable to NCR common stockholders are as follows for the years ended December 31:

In millions, except per share amounts	2011	2010	2009
Income from continuing operations	**$ 50**	$ 116	$ 62
Income (loss) from discontinued operations, net of tax	**3**	18	(95)
Net income (loss) attributable to NCR common stockholders	**$ 53**	$ 134	$ (33)
Weighted average outstanding shares of common stock	**158.0**	159.8	158.9
Dilutive effect of employee stock options and restricted stock	**3.0**	1.4	1.2
Common stock and common stock equivalents	**161.0**	161.2	160.1
Basic earnings (loss) per share:			
From continuing operations	**$ 0.32**	$ 0.73	$ 0.39
From discontinued operations	**0.02**	0.11	(0.60)
Total basic earnings (loss) per share	**$ 0.34**	$ 0.84	$ (0.21)
Diluted earnings (loss) per share:			
From continuing operations	**$ 0.31**	$ 0.72	$ 0.39
From discontinued operations	**0.02**	0.11	(0.60)
Total diluted earnings (loss) per share	**$ 0.33**	$ 0.83	$ (0.21)

Options to purchase 3.7 million, 5.6 million, and 7.0 million shares of common stock for 2011, 2010, and 2009, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

Stock Compensation Stock-based compensation represents the costs related to share-based awards granted to employees and non-employee directors. For all periods presented, the Company's outstanding stock-based compensation awards are classified as equity except for certain awards granted to non-employee directors. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the requisite service period. See Note 7, "Employee Stock Compensation Plans," for more information on NCR's stock-based compensation plans.

Related Party Transactions In 2011, concurrent with the sale of a noncontrolling interest in NCR Manaus to Scopus, we entered into a Master Purchase Agreement (MPA) with Banco Bradesco SA (Bradesco), the parent of Scopus. Through the MPA, Bradesco agreed to purchase up to 30,000 ATMs from us over the 5 year term of the agreement. Pricing of the ATMs will adjust over the term of the MPA using certain formulas which are based on prevailing market pricing. In 2011, we recognized $35 million in revenue related to Bradesco, and as of December 31, 2011, we had $14 million in receivables outstanding from Bradesco.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) ratified the final consensus reached by the Emerging Issues Task Force (EITF) that revised the authoritative guidance for revenue arrangements with multiple deliverables. The guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. NCR adopted this guidance effective January 1, 2011 and began applying it prospectively for new or materially modified arrangements. Under the consensus adopted by the EITF, use of the residual method, which the Company previously applied to many of its customer arrangements, is no longer permitted. The new guidance requires the Company to use its best estimate of a deliverable's selling price whenever it lacks objective evidence. The result of this change is that any discount in a customer arrangement which previously was allocated to delivered items is instead now allocated on a relative fair value basis among all the deliverables. There were no significant changes to the Company's units of accounting within its multiple-element arrangements or in the pattern or timing of revenue recognition for the year ended December 31, 2011 as a result of the adoption of this update.

In September 2009, the FASB also ratified the final consensus reached by the EITF that modifies the scope of its software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. NCR adopted this guidance effective January 1, 2011 and began applying it prospectively for new or materially modified arrangements. There were no significant changes to the pattern or timing of revenue recognition for the year ended December 31, 2011 as a result of the adoption of this update.

In May 2011, the FASB issued updated guidance related to fair value measurements and disclosures, including (a) the application of the highest and best use valuation premise concepts, (b) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity, and (c) quantitative information required for fair value measurements categorized within Level 3. Additionally, disclosure requirements have been expanded to include additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance applies prospectively, and is effective for the Company beginning January 1, 2012. The Company is in the process of evaluating what effects, if any, the adoption of this guidance will have on its Consolidated Financial Statements.

In June 2011, the FASB issued updated guidance related to the presentation of other comprehensive income, offering two alternatives for presentation: (a) a single continuous statement of comprehensive income; or (b) two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The guidance applies retrospectively, and is effective for the Company beginning January 1, 2012. Other than the change in presentation, the Company has determined that these changes will not have an impact on its Consolidated Financial Statements.

In September 2011, the FASB issued changes to guidance for the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, or more than 50%, that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test; if it determines that an impairment is not more than 50% likely, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. These changes become effective for NCR for any goodwill impairment test performed on January 1, 2012 or later, although early adoption was permitted. We perform a review of NCR's goodwill in the fourth quarter of each calendar year and adopted these changes effective for our review of goodwill in the fourth quarter of 2011. These changes did not affect the outcome of the impairment analysis of a reporting unit, and thus, the adoption of this guidance did not have an impact on the Consolidated Financial Statements.

2. SUPPLEMENTAL FINANCIAL INFORMATION (in millions)

For the years ended December 31	2011	2010	2009
Other (expense) income, net			
Interest income	**$ 5**	$ 5	$ 6
Impairment of an investment (Note 11)	**—**	(14)	(24)
Other, net	**(8)**	(2)	(13)
Total other (expense) income, net	**$ (3)**	$ (11)	$ (31)

At December 31	2011	2010
Accounts Receivable		
Trade	**$ 1,002**	$ 878
Other	**52**	63
Accounts Receivable, gross	**1,054**	941
Less: allowance for doubtful accounts	**(16)**	(13)
Total accounts receivable, net	**$ 1,038**	$ 928
Inventories		
Work in process and raw materials, net	**$ 167**	$ 143
Finished goods, net	**177**	180
Service parts, net	**430**	418
Total inventories, net	**$ 774**	$ 741
Other current assets		
Current deferred tax assets	**$ 147**	$ 125
Other	**158**	188
Total other current assets	**$ 305**	$ 313
Property, plant and equipment		
Land and improvements	**$ 46**	$ 43
Buildings and improvements	**234**	234
Machinery and other equipment	**674**	818
Property, plant and equipment, gross	**954**	1,095
Less: accumulated depreciation	**(589)**	(666)
Total property, plant and equipment, net	**$ 365**	$ 429
Accumulated other comprehensive loss, net of tax		
Currency translation adjustments	**$ (82)**	$ (54)
Unrealized gain on securities	**1**	2
Unrealized gain on derivatives	**—**	5
Actuarial losses and prior service costs on employee benefit plans	**(1,411)**	(1,288)
Total accumulated other comprehensive loss	**$(1,492)**	$(1,335)

3. BUSINESS COMBINATIONS AND INVESTMENTS

2011 Acquisitions and Investments

- Acquisition of Radiant on August 24, 2011, as described below.

2010 Acquisitions and Investments

- 1% minority investment in ViVOtech Inc. on March 18, 2010, bringing the Company's total investment in ViVOtech Inc. at that time to 6%. This additional investment was recorded as a cost method investment.
- 17% minority investment in Document Capture Technologies Inc. (DCT), a provider of imaging technology solutions on August 5, 2010. DCT's product is designed to facilitate the way information is stored, shared and managed for business and personal use. The Company recorded this transaction as an equity method investment.
- 8% minority investment in MOD Systems Inc. on August 20, 2010, bringing the Company's total investment in MOD Systems Inc. to 16%. Of this additional investment, 5% was recorded as an equity method investment and 3% was recorded as a cost method investment.
- Acquisition of Mobiqa Limited on October 15, 2010, to enhance NCR's self-service portfolio by incorporating mobile content optimization into the Company's products.

2009 Acquisitions and Investments

- Acquisition of the remaining 80.4% interest in TNR Holdings Corporation (TNR) on April 21, 2009 which provided the Company with access to additional markets for its DVD kiosks and enhanced kiosk technologies.
- Acquisition of Netkey, Inc. on October 31, 2009, to extend NCR's self-service portfolio into the digital media merchandising market.
- Acquisition of DVDPlay on December 8, 2009, to extend NCR's self-service portfolio in the entertainment line of business by increasing our DVD kiosk installations and enabling expansion into new markets.

Acquisition of Radiant Systems, Inc.

Description of Transaction

On August 24, 2011, NCR completed the acquisition of Radiant. The acquisition was completed through a successful tender offer and subsequent merger, with Radiant becoming a wholly-owned subsidiary of NCR. The total equity purchase price was approximately $1.2 billion.

Radiant was a leading provider of technology solutions for managing site operations in the hospitality and specialty retail industries, and is operated within NCR as a separate line of business. NCR believes that the acquisition will permit expansion into higher-margin adjacencies and new industry segments, and provide opportunities for future growth through the combination of NCR's global reach and services capabilities with Radiant's advanced software and strong channel partner network.

In connection with the acquisition, on August 22, 2011, NCR entered into a new $1.4 billion senior secured credit facility with and among a syndicate of lenders with JPMorgan Chase Bank, N.A., as the administrative agent. The secured credit facility consists of a term loan facility in the amount of $700 million and a revolving facility in the amount of $700 million, of which $1.1 billion was drawn to fund the acquisition. See Note 5, "Debt Obligations," for additional information.

Recording of Assets Acquired and Liabilities Assumed in Radiant Acquisition

The fair value of consideration transferred to acquire Radiant was allocated to the identifiable assets acquired and liabilities assumed based upon their fair values as of the date of the acquisition as set forth below. This allocation is final as of December 31, 2011.

In millions

Purchase Consideration	Net Tangible Assets Acquired/(Liabilities Assumed)	Purchased Intangible Assets	Goodwill
$1,206	$78	$319	$809

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill arising from the acquisition consists of the revenue and cost synergies expected from combining the operations of NCR and Radiant. It is expected that approximately $73 million of the goodwill recognized in connection with the acquisition will be deductible for tax purposes. The goodwill arising from the acquisition has been allocated as follows: approximately $624 million to the Hospitality and Specialty Retail segment; $86 million to the Financial Services segment; and $99 million to the Retail Solutions segment.

See Note 4, "Goodwill and Other Long-Lived Assets," for additional information related to the carrying amounts of goodwill by segment.

The intangible assets acquired in the acquisition include the following:

	Estimated Fair Value	Weighted Average Amortization Period (1)
	(In millions)	(years)
Reseller Network	88	13
Technology—Software and Hardware	106	6
Trademarks	48	9
Direct customer relationships	74	15
Noncompete agreements	2	2
Internally developed software	1	2
Total acquired intangible assets	$319	

(1) Determination of the weighted average amortization period of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

The Company has incurred a total of $30 million of transaction expenses to date relating to the acquisition, which are included in selling, general and administrative expenses in the results of operations for the year ended December 31, 2011. See Note 12, "Segment Information and Concentrations," for additional information related to revenues and operating income reported by segment.

Unaudited Pro forma Information

The following unaudited pro forma information presents the consolidated results of NCR and Radiant for the year ended December 31, 2011 and 2010, with adjustments to give effect to pro forma events that are directly attributable to the acquisition and have a continuing impact, as well as to exclude the impact of pro forma events that are directly attributable to the acquisition and are one-time in nature. The unaudited pro forma information is presented for illustrative purposes only. It is not necessarily indicative of the results of operations of future periods, or the results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the acquisition. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma information also does not include any integration costs or remaining future transaction costs that the companies may incur related to the acquisition as part of combining the operations of the companies.

The unaudited pro forma consolidated results of operations, assuming the acquisition had occurred on January 1, 2010, are as follows:

In millions	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	**$5,690**	$5,156
Net income attributable to NCR	**$ 64**	$ 102

2010 and 2009 Acquisitions

Goodwill recognized in the Company's 2010 acquisition was $14 million, none of which is expected to be deductible for tax purposes. Goodwill recognized in the acquisitions completed in 2009 amounted to $15 million, of which, $11 million is expected to be fully deductible for tax purposes.

As a result of the Company's 2010 acquisition, NCR recorded $2 million related to identifiable intangible assets consisting primarily of proprietary technology and customer relationships, which have a weighted-average amortization period of 3.9 years. In connection with three business combinations in 2009, the Company recorded $16 million for identifiable intangible assets for intellectual property associated with software, customer contracts and trade names, which have a weighted-average amortization period of 3.8 years.

The operating results of the businesses acquired in 2010 and 2009 have been included within NCR's results as of the respective closing dates of the acquisitions. The pro forma disclosures for these acquisitions are not being provided because the impact of the acquisitions, both individually and in the aggregate, are not considered material to the periods in which they occurred. The purchase prices of these businesses, reported in other investing activities in the Consolidated Statements of Cash Flows, have been allocated based on the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill.

4. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill

The carrying amounts of goodwill by segment as of December 31, 2011 and 2010 are included in the table below. Foreign currency fluctuations are included within other adjustments.

	January 1, 2011						December 31, 2011		
In millions	Goodwill	Accumulated Impairment Losses	Total	Additions	Impairment	Other	Goodwill	Accumulated Impairment Losses	Total
Financial Services	$ 67	$—	$ 67	$ 86	$—	$ (1)	$152	$—	$152
Retail Solutions	21	(3)	18	99	—	—	120	(3)	117
Hospitality and Specialty Retail	—	—	—	624	—	(5)	619	—	619
Entertainment	5	—	5	—	(5)	—	5	(5)	—
Emerging Industries	25	—	25	—	—	—	25	—	25
Total	$118	$ (3)	$115	$809	$ (5)	$ (6)	$921	$ (8)	$913

In millions	January 1, 2010 Goodwill	Accumulated Impairment Losses	Total	Additions	Impairment	Other	December 31, 2010 Goodwill	Accumulated Impairment Losses	Total
Financial Services	$ 66	$—	$ 66	$—	$—	$ 1	$ 67	$—	$ 67
Retail Solutions	21	(3)	18	—	—	—	21	(3)	18
Hospitality and Specialty Retail	—	—	—	—	—	—	—	—	—
Entertainment	5	—	5	—	—	—	5	—	5
Emerging Industries	11	—	11	14	—	—	25	—	25
Total	$103	$ (3)	$100	$ 14	$—	$ 1	$118	$ (3)	$115

For 2011, based on our qualitative assessments, we determined that it is more likely than not that our reporting units' fair value was greater than their respective carrying amounts, with the exception of our Entertainment and Travel & Gaming reporting units. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key management and our share price.

Based on our annual assessment performed during the fourth quarter of 2011, the fair value of our Travel & Gaming reporting unit exceeded its carrying value by more than 210% under the first step of the quantitative test. Goodwill associated with the Travel & Gaming reporting unit was $1 million and is included within the Emerging Industries operating segment.

Based on our annual assessment performed during the fourth quarter of 2011, the carrying value of our Entertainment reporting unit exceeded its fair value under the first step of the test which indicates a potential impairment. Under the second step, the implied fair value of goodwill was greater than the carrying value of goodwill resulting in no impairment charge.

As of December 31, 2011, we determined that it was probable that we would dispose of our Entertainment business, which triggered an impairment assessment of the related assets which include long-lived assets, goodwill and definite-lived intangible assets. We evaluated the carrying value of these assets compared to the fair value based on a market approach using an independent third-party market price and determined the goodwill associated with the Entertainment reporting unit was fully impaired. The impairment of $5 million was recorded within impairment charges in the Consolidated Statements of Operations for the twelve months ended December 31, 2011.

Long-Lived Assets

NCR's identifiable intangible assets, reported in other assets in the Consolidated Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for NCR's identifiable intangible assets were as follows. The increase in the gross carrying amount is primarily due to the acquisitions detailed in Note 3, "Business Combinations and Investments."

In millions	Weighted Average Amortization Period (in Years)	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization
Identifiable intangible assets					
Reseller & customer relationships	1 - 15	**$167**	**$ (8)**	$ 7	$ (2)
Intellectual property	2 - 7	**164**	**(59)**	59	(49)
Tradenames	2 - 9	**49**	**(3)**	1	(1)
Non-compete arrangements	2 - 5	**7**	**(5)**	5	(5)
Total identifiable intangible assets		**$387**	**$(75)**	$72	$(57)

As noted above, we determined that it was probable that we would dispose of our Entertainment business, which triggered an impairment assessment of the related assets which include long-lived assets, goodwill and definite-lived intangible assets.

Based on this evaluation, we determined that the long-lived asset group, consisting of property, plant and equipment and definite-lived intangible assets, mainly customer relationships, related to the Entertainment business was impaired. These assets had a carrying amount of approximately $148 million, and an estimated fair value of $65 million. Of the total impairment charge of $83 million, $81 million was allocated to property, plant and equipment and $2 million was allocated to definite-lived intangible assets. Fair value was based on a market approach using an independent third-party market price. The impairment was recorded within impairment charges in the Consolidated Statements of Operations for the twelve months ended December 31, 2011.

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	December 31, 2011	For the years ended December 31 (estimated)				
		2012	2013	2014	2015	2016
Amortization expense	**$19**	$42	$41	$39	$36	$32

5. DEBT OBLIGATIONS

As of December 31, 2011, the Company's long term debt was $852 million. The Company's long-term debt consists primarily of $840 million outstanding under the Company's new secured credit facility, $5 million in notes payable originating in the United States and $5 million related to capital lease obligations, each as described below.

Secured Credit Facility In August 2011, the Company entered into a new five-year secured credit facility (the Secured Credit Facility) with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders to borrow up to $1.4 billion. The Secured Credit Facility consists of a term loan facility in an aggregate principal amount of $700 million, of which $700 million was outstanding as of December 31, 2011, and a revolving credit facility in an aggregate principal amount of $700 million, of which $140 million was outstanding as of December 31, 2011. The revolving credit facility also allows a portion of the availability to be used for outstanding letters of credit, and as of December 31, 2011, outstanding letters of credit totaled approximately $21 million.

In connection with entering into the Secured Credit Facility, the Company retired the outstanding loans under its existing revolving credit facility and terminated that facility, and used borrowings under the Secured Credit Facility to fund a portion of the purchase price for its acquisition of Radiant.

The term loan facility is required to be repaid in quarterly installments of $17.5 million beginning March 31, 2013, with the balance of $455 million being due in August 2016. Borrowings under the revolving credit facility are due in August 2016. Amounts outstanding under the Secured Credit Facility bear interest, at the Company's option, at a base rate equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the administrative agent's "prime rate" and (iii) the one-month LIBOR rate plus 1.00% (the Base Rate) or LIBOR, plus a margin ranging from 0.25% to 1.50% for Base Rate-based loans that are either term loans or revolving loans and ranging from 1.25% to 2.50% for LIBOR-based loans that are either term loans or revolving loans, depending on the Company's consolidated leverage ratio. The terms of the Secured Credit Facility also require certain other fees and payments to be made by the Company. Additionally, the Company is a party to an interest rate swap agreement that fixes the interest rate, based on LIBOR, on a portion of our LIBOR-indexed floating rate borrowings as discussed in Note 10, "Derivatives and Hedging Activities," of the Notes to Consolidated Financial Statements.

The Company's obligations under the Secured Credit Facility are guaranteed by certain of its wholly-owned domestic subsidiaries. The Secured Credit Facilities and these guarantees are secured by a first priority lien and security interest in certain equity interests owned by the Company and the guarantor subsidiaries in certain of their respective domestic and foreign subsidiaries. These security interests would be released if the Company achieves an "investment grade" rating, and would remain released so long as the Company maintained that rating.

The Secured Credit Facility includes affirmative, negative and financial covenants that restrict or limit the ability of the Company and its subsidiaries to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to the Company's business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; repurchase stock, pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict the Company's ability to create liens, pay dividends or make loan repayments. These covenants also require the Company to maintain:

- a consolidated leverage ratio on the last day of any fiscal quarter, commencing with the fiscal quarter ending December 31, 2011, not to exceed (i) 3.50 to 1.00 for each fiscal quarter ending prior to December 31, 2013, (ii) 3.25 to 1.00 for each fiscal quarter ending on or after December 31, 2013 and prior to December 31, 2014, and (iii) 3.00 to 1.00 for each fiscal quarter ending on or after December 31, 2014; and
- an interest coverage ratio of at least (i) 3.50 to 1.00, in the case of any four consecutive fiscal quarters ending prior to December 31, 2013, and (ii) 4.00 to 1.00, in the case of any four consecutive fiscal quarters ending on or after December 31, 2013.

The Secured Credit Facility also contains events of default, which are customary for similar financings. Upon the occurrence of an event of default, the lenders may, among other things, terminate the loan commitments, accelerate all loans and require cash collateral deposits in respect of outstanding letters of credit.

The Company may request, at any time and from time to time, but the lenders are not obligated to fund, the establishment of one or more term loans and/or revolving credit facilities with commitments in an aggregate amount not to exceed $500 million, the proceeds of which can be used for working capital requirements and other general corporate purposes.

In connection with the Secured Credit Facility, the Company deferred approximately $29 million of debt issuance costs, which are being amortized to interest expense over the life of the debt.

Notes Payable—The $5 million in notes payable mature in 2020 and bear interest at a rate of 9.49% per annum.

Industrial Revenue Bond—During 2009, NCR entered into a transaction with the Development Authority of Columbus, Georgia (the Development Authority). The transaction resulted in the issuance of approximately $5 million in taxable revenue bonds by the Development Authority. The Development Authority used the proceeds to purchase a manufacturing facility consisting of a building and fixtures. NCR and the Development Authority entered into a lease agreement, the terms of which provide NCR with a ten year lease of the facility for manufacturing purposes. Under the terms of the lease agreement, the rental payments made by NCR will be utilized by the Development Authority to repay the principal and interest (at a rate of 5%) of the bonds and NCR will have the option of acquiring the facility for a nominal amount at the end of the lease term. Based on the terms of the lease agreement, the transaction was accounted for as a capital lease, which resulted in the capitalization of the purchase price of the facility as an asset and recording of the capital lease obligation as long-term debt. The unamortized amount of the capital lease obligation included in long-term debt as of December 31, 2011 is $3 million.

Fair Value of Debt—The fair value of debt is based on a discounted cash flow model that incorporates a market yield curve based on the Company's credit rating with adjustments for duration. As of December 31, 2011 and December 31, 2010, the fair value of debt was $855 million and $13 million, respectively.

6. INCOME TAXES

For the years ended December 31, income from continuing operations before income taxes consisted of the following:

In millions	2011	2010	2009
(Loss) income before income taxes			
United States	**$(255)**	$(102)	$(168)
Foreign	**304**	195	230
Total income from continuing operations before income taxes	**$ 49**	$ 93	$ 62

For the years ended December 31, income tax (benefit) expense consisted of the following:

In millions	2011	2010	2009
Income tax (benefit) expense			
Current			
Federal	**$ 2**	$ (8)	$ 1
State	**1**	1	7
Foreign	**61**	44	67
Deferred			
Federal	**(64)**	(23)	(50)
State	**(2)**	(1)	(6)
Foreign	**2**	(39)	(22)
Total income tax (benefit) expense	**$—**	$(26)	$ (3)

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2011	2010	2009
Income tax (benefit) expense at the U.S. federal tax rate of 35%	**$ 17**	$ 32	$ 22
Foreign income tax differential	**(19)**	(23)	(33)
U.S. permanent book/tax differences	**4**	2	(1)
Tax audit settlements	**(12)**	—	—
Change in liability for unrecognized tax benefits	**2**	4	11
Nondeductible transaction costs	**4**	—	—
Federal capital loss valuation allowance	**5**	—	—
Japan valuation allowance release	—	(40)	—
Other, net	**(1)**	(1)	(2)
Total income tax (benefit) expense	**$—**	$ (26)	$ (3)

NCR's tax provisions include a provision for income taxes in certain tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. During 2011, we favorably settled examinations with the Canada Revenue Agency (CRA) for the tax years of 1997 through 2001 that resulted in a $12 million tax benefit. In addition, 2011 tax expense was favorably impacted by the mix of taxable profits and losses by country. The 2010 tax benefit was favorably impacted by the release of a $40 million valuation allowance in the third quarter of 2010 that was no longer required on specific deferred tax assets in NCR's subsidiary in Japan and by the mix of taxable profits and losses by country. The 2009 tax benefit was favorably impacted by the mix of taxable profits and losses by country.

Deferred income tax assets and liabilities included in the Consolidated Balance Sheets as of December 31 were as follows:

In millions	2011	2010
Deferred income tax assets		
Employee pensions and other benefits	**$ 658**	$ 540
Other balance sheet reserves and allowances	**148**	170
Tax loss and credit carryforwards	**376**	341
Capitalized research and development	**67**	57
Property, plant and equipment	**49**	18
Intangibles	**—**	5
Other	**56**	47
Total deferred income tax assets	**1,354**	1,178
Valuation allowance	**(412)**	(410)
Net deferred income tax assets	**942**	768
Deferred income tax liabilities		
Intangibles	**81**	—
Capitalized software	**10**	11
Other	**9**	7
Total deferred income tax liabilities	**100**	18
Total net deferred income tax assets	**$ 842**	$ 750

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. At December 31, 2011, our net deferred tax assets in the United States totaled approximately $704 million. For the three year period ended December 31, 2011, we had a cumulative net loss from continuing operations before income taxes, which is generally considered a negative indicator about our ability to realize the benefits of those assets. We further evaluated the realizability of the U.S. deferred tax assets by weighing other positive and negative evidence, including our history of taxable income in the U.S., the fact that in our recent history, deductible attributes have not expired unused, and the substantial length of time over which our deferred tax assets relating to employee pensions may be realized. Through this assessment, realization of the related benefits was determined to be more likely than not. If we are unable to generate sufficient future taxable income in the time period within which the temporary differences underlying our deferred tax assets become deductible, or before the expiration of our loss and credit carryforwards, additional valuation allowance could be required.

As of December 31, 2011, NCR had U.S. federal and foreign tax attribute carryforwards of approximately $848 million. The net operating loss carryforwards, subject to expiration, expire in the year 2012 through 2031. In addition, the company had US tax credit carryforwards of $68 million. Approximately $22 million of the credit carryforwards do not expire, and $46 million expires in the years 2018 through 2031.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2011	2010
Gross unrecognized tax benefits—January 1	**$285**	$288
Increases related to tax positions from prior years	**18**	16
Decreases related to tax positions from prior years	**(28)**	(23)
Increases related to tax provisions taken during the current year	**23**	30
Settlements with tax authorities	**(33)**	(11)
Lapses of statutes of limitation	**(13)**	(15)
Total gross unrecognized tax benefits—December 31	**$252**	$285

Of the total amount of gross unrecognized tax benefits as of December 31, 2011 up to $131 million would affect NCR's effective tax rate if realized. The Company's liability arising from uncertain tax positions is recorded in income tax accruals in the Consolidated Balance Sheets.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Consolidated Statements of Operations of $11 million of benefit, $9 million of benefit, and $6 million of expense for the years ended December 31, 2011, 2010, and 2009, respectively. The gross amount of interest and penalties accrued as of December 31, 2011 and 2010 was $48 million and $60 million, respectively.

In the U.S., NCR files consolidated federal and state income tax returns where statutes of limitations generally range from three to five years. Although the Company resolved examinations for the tax years of 2007 and 2008 with the Internal Revenue Service (IRS) in 2011, U.S. federal tax years remain open from 2008 forward. In 2011, the IRS commenced an examination of our 2009 and 2010 income tax returns and Radiant's 2009 income tax return, which are ongoing. NCR and its subsidiaries also file income tax returns in international jurisdictions where statutes of limitations generally range from three to five years. Years beginning after 1999 are still open to examination by certain foreign taxing authorities, including several major taxing jurisdictions. We are open to examination from 2001 onward in Japan, Korea and India and from 2002 onward in Canada.

During 2012, the Company expects to resolve certain Canadian tax matters related to 2003. As of December 31, 2011, we estimate that it is reasonably possible that unrecognized tax benefits may be reduced from $8 million to $12 million in the next 12 months due to the resolution of these issues. With the exception of the Canada matter, the Company does not expect any significant changes in unrecognized tax benefits in 2012.

NCR did not provide for U.S. federal income taxes or foreign withholding taxes in 2011 on approximately $1.2 billion of undistributed earnings of its foreign subsidiaries as such earnings are intended to be reinvested indefinitely. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

See the Consolidated Statements of Changes in Stockholders' Equity for details of the tax effects on the components of other comprehensive income and Note 8, "Employee Benefit Plans."

7. EMPLOYEE STOCK COMPENSATION PLANS

The Company recognizes all share-based payments, including grants of stock options, as compensation expense in its financial statements based on their fair value.

As of December 31, 2011, the Company's primary types of stock-based compensation were stock options and restricted stock. The Company recorded stock-based compensation expense, the components of which are further described below, for the years ended December 31 as follows:

In millions	2011	2010	2009
Stock options	**$ 6**	$ 6	$14
Restricted stock	**27**	15	(2)
Total stock-based compensation (pre-tax)	**33**	21	12
Tax benefit	**(10)**	(7)	(3)
Total stock-based compensation (net of tax)	**$ 23**	$14	$ 9

Form 10-K

Stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009 was computed using the fair value of options as calculated using the Black-Scholes option-pricing model. The weighted average fair value of option granted was estimated based on the below weighted average assumptions and was $7.38 per share in 2011, $5.49 per share in 2010, and $4.78 per share in 2009.

	2011	2010	2009
Dividend yield	—	—	—
Risk-free interest rate	**2.04%**	2.27%	1.98%
Expected volatility	**40.4%**	46.8%	44.1%
Expected holding period (years)	**5.1**	4.8	5.0

Expected volatility incorporates a blend of both historical volatility of the Company's stock over a period equal to the expected term of the options and implied volatility from traded options on the Company's stock, as management believes this is more representative of prospective trends. The Company uses historical data to estimate option exercise and employee terminations within the valuation model. The expected holding period represents the period of time that options are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

Approximately 17 million shares are authorized to be issued under the 2011 Amended and Restated Stock Incentive Plan (formerly the 2006 Stock Incentive Plan) (SIP). Details of the Company's stock-based compensation plans are discussed below.

Stock Options

The SIP provides for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of the Board of Directors has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (defined as the closing price) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by the Compensation and Human Resource Committee of the Board of Directors as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance will administer the SIP with respect to non-employee members of the Board of Directors. New shares of the Company's common stock are issued as a result of stock option exercises.

The following table summarizes the Company's stock option activity for the year ended December 31, 2011:

Shares in thousands	Shares Under Option	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1	9,559	$15.72		
Granted	118	$19.15		
Exercised	(1,154)	$11.82		
Forfeited or expired	(367)	$17.95		
Outstanding as of December 31	8,156	$16.23	4.99	$17
Fully vested and expected to vest as of December 31	8,030	$16.25	4.95	$17
Exercisable as of December 31	6,707	$16.49	4.41	$13

The total intrinsic value of all options exercised was $8 million in 2011, $3 million in 2010, and $1 million in 2009. Cash received from option exercises under all share-based payment arrangements was $13 million in 2011, $6 million in 2010, and $4 million in 2009. The tax benefit realized from these exercises was $3 million in 2011, $1 million in 2010, and minimal in 2009. As of December 31, 2011, there was $5 million of total unrecognized compensation cost related to unvested stock option grants. The cost is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock and Restricted Stock Units

The SIP also provides for the issuance of restricted stock, as well as restricted stock units. These types of awards can have either service-based or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee. Any grant of restricted stock or restricted stock units is subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals. Performance-based grants are subject to future performance measurements, which include NCR's achievement of specific return on capital and cumulative net operating profit levels (as defined in the SIP) during the performance period. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The Company considers the likelihood of meeting the performance criteria based upon management's estimates and analysis of achievement against the performance criteria. At the date of grant, a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units will be determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports restricted stock activity during the year ended December 31, 2011:

Shares in thousands	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Unvested shares as of January 1	3,827	$13.79
Shares granted	2,449	$18.84
Shares vested	(77)	$14.31
Shares forfeited	(815)	$19.44
Unvested shares as of December 31	5,384	$15.22

The total intrinsic value of shares vested and distributed was $1 million in 2011, $9 million in 2010, and $5 million in 2009. As of December 31, 2011, there was $48 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.5 years.

The following table represents the composition of restricted stock grants in 2011:

Shares in thousands	Number of Shares	Weighted Average Grant-Date Fair Value
Service-based shares	1,430	$18.50
Performance-based shares	1,019	$19.32
Total restricted stock grants	2,449	$18.84

Other Share-based Plans

The Employee Stock Purchase Plan (ESPP) enables eligible employees to purchase NCR's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. Accordingly, this plan is considered non-compensatory. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. Employees purchased approximately 0.3 million shares in 2011, 0.4 million shares in 2010, and 0.5 million shares in 2009 for approximately $5 million in 2011, $5 million in 2010, and $5 million in 2009. A total of 4 million shares were originally authorized to be issued under the new ESPP and approximately 2.2 million authorized shares remain unissued as of December 31, 2011.

8. EMPLOYEE BENEFIT PLANS

Pension, Postretirement and Postemployment Plans NCR sponsors defined benefit plans for many of its U.S. and international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per years of service. NCR's U.S. pension plans ceased the accrual of additional benefits after December 31, 2006 and are closed to new participants. Certain international plans are also closed to new participants. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

NCR recognizes the funded status of each applicable plan on the Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Changes to the funded status are recognized as a component of accumulated other comprehensive loss in stockholders' equity.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of healthcare benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

Amounts to be Recognized

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during 2012 are as follows:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Prior service cost (income)	$—	$ 3	$ 3	$(18)	$ (6)
Actuarial loss	$ 52	$59	$111	$ 3	$10

Pension Plans

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension plans are as follows:

In millions	U.S. Pension Benefits 2011	U.S. Pension Benefits 2010	International Pension Benefits 2011	International Pension Benefits 2010	Total Pension Benefits 2011	Total Pension Benefits 2010
Change in benefit obligation						
Benefit obligation as of January 1	**$3,595**	$3,404	**$1,927**	$1,963	**$5,522**	$5,367
Net service cost	**—**	—	**15**	15	**15**	15
Interest cost	**182**	190	**90**	89	**272**	279
Amendment	**—**	—	**(3)**	9	**(3)**	9
Actuarial loss	**451**	203	**126**	—	**577**	203
Benefits paid	**(201)**	(202)	**(121)**	(114)	**(322)**	(316)
Plan participant contributions	**—**	—	**3**	3	**3**	3
Currency translation adjustments	**—**	—	**(4)**	(38)	**(4)**	(38)
Benefit obligation as of December 31	**$4,027**	$3,595	**$2,033**	$1,927	**$6,060**	$5,522
Accumulated benefit obligation as of December 31	**$4,027**	$3,595	**$1,955**	$1,850	**$5,982**	$5,445

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans are as follows:

In millions	U.S. Pension Benefits 2011	U.S. Pension Benefits 2010	International Pension Benefits 2011	International Pension Benefits 2010	Total Pension Benefits 2011	Total Pension Benefits 2010
Change in plan assets						
Fair value of plan assets as of January 1	**$2,692**	$2,582	**$1,833**	$1,737	**$4,525**	$4,319
Actual return on plan assets	**233**	303	**154**	136	**387**	439
Company contributions	**9**	9	**116**	96	**125**	105
Benefits paid	**(201)**	(202)	**(121)**	(114)	**(322)**	(316)
Currency translation adjustments	**—**	—	**(4)**	(25)	**(4)**	(25)
Plan participant contributions	**—**	—	**3**	3	**3**	3
Fair value of plan assets as of December 31	**$2,733**	$2,692	**$1,981**	$1,833	**$4,714**	$4,525

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	U.S. Pension Benefits 2011	U.S. Pension Benefits 2010	International Pension Benefits 2011	International Pension Benefits 2010	Total Pension Benefits 2011	Total Pension Benefits 2010
Funded Status	**$(1,294)**	$ (903)	**$ (52)**	$ (94)	**$(1,346)**	$ (997)
Amounts recognized in the Consolidated Balance Sheets						
Noncurrent assets	**$ —**	$ —	**$ 339**	$ 286	**$ 339**	$ 286
Current liabilities	**(8)**	(8)	**(15)**	(16)	**(23)**	(24)
Noncurrent liabilities	**(1,286)**	(895)	**(376)**	(364)	**(1,662)**	(1,259)
Net amounts recognized	**$(1,294)**	$ (903)	**$ (52)**	$ (94)	**$(1,346)**	$ (997)
Amounts recognized in accumulated other comprehensive loss						
Net actuarial loss	**$ 1,272**	$1,021	**$ 781**	$ 765	**$ 2,053**	$ 1,786
Prior service cost	**—**	—	**3**	9	**3**	9
Total	**$ 1,272**	$1,021	**$ 784**	$ 774	**$ 2,056**	$ 1,795

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $4,831 million, $4,802 million, and $3,173 million, respectively, as of December 31, 2011, and $4,431 million, $4,376 million and $3,162 million, respectively, as of December 31, 2010.

The net periodic benefit (income) cost of the pension plans for the years ended December 31 was as follows:

In millions	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Net service cost	**$ —**	$ —	$ —	**$ 15**	$ 15	$ 17	**$ 15**	$ 15	$ 17
Interest cost	**182**	190	195	**90**	89	92	**272**	279	287
Expected return on plan assets	**(156)**	(166)	(180)	**(110)**	(109)	(110)	**(266)**	(275)	(290)
Settlement charge	**—**	—	—	**3**	8	3	**3**	8	3
Amortization of:									
Prior service cost	**—**	—	—	**6**	—	1	**6**	—	1
Actuarial loss	**123**	119	94	**69**	62	47	**192**	181	141
Net benefit cost	**$ 149**	$ 143	$ 109	**$ 73**	$ 65	$ 50	**$ 222**	$ 208	$ 159

During 2009, NCR closed its United Kingdom-based manufacturing operation, resulting in a significant reduction in the number of employees enrolled in one of our defined benefit plans. The workforce reduction was accounted for as a curtailment and as such, the actuarial liability associated with the plan was re-measured as of July 1, 2009. As a result, the pension liability and accumulated other comprehensive loss were increased by $35 million. This curtailment did not have a material impact on net income from continuing operations in 2009.

In May of 2009, NCR completed a consultation process with employee representatives, which was required to freeze the benefits in one of our United Kingdom defined benefit plans, effective July 1, 2009. This action was accounted for as a curtailment and as such, the actuarial liability associated with the plan was re-measured as of May 31, 2009. As a result, the prepaid pension asset and accumulated other comprehensive income were reduced by $85 million. This curtailment did not have a material impact on net income from continuing operations in 2009.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2011	2010	**2011**	2010	**2011**	2010
Discount rate	**4.0%**	5.3%	**4.1%**	4.6%	**4.0%**	5.0%
Rate of compensation increase	**N/A**	N/A	**3.0%**	3.5%	**3.0%**	3.5%

The weighted average rates and assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Discount rate	**5.3%**	5.8%	6.3%	**4.6%**	4.9%	5.3%	**5%**	5.4%	5.9%
Expected return on plan assets	**6.8%**	7.5%	7.8%	**5.5%**	6.0%	6.1%	**6.3%**	6.9%	7.1%
Rate of compensation increase	**N/A**	N/A	N/A	**3.5%**	3.7%	3.9%	**3.5%**	3.7%	3.9%

The discount rate used to determine December 31, 2011 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality, fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.

NCR employs a building block approach as its primary approach in determining the long-term expected rate of return assumptions for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data are all used to review and assess the results for reasonableness and appropriateness.

The expected return on plan assets component of pension expense for our U.S. pension plan was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value for this plan was $2,496 million and $2,421 million as of December 31, 2011 and 2010, respectively, which is less than the fair value of plan assets by $234 million and $269 million, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period. Differences in excess of 10% of the market value are recognized immediately. Similar approaches are employed in determining expense for NCR's international plans.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, for the U.S. pension plan, unrecognized net losses of $391 million are not expected to be amortized during fiscal 2012. The remaining unrecognized net losses in excess of the corridor are $1,078 million.

In 2012, this loss will be amortized over the expected remaining lifetime of plan participants because almost all of the participants are inactive. This is a change from prior years in which losses were amortized over the expected service period of active plan participants . For NCR's other U.S. and international plans where all or almost all of the plan participants are inactive, the gains or losses will also be amortized over the expected remaining lifetime of the participants. In 2012, the UK London marketing plan will also begin amortizing losses over the expected remaining lifetime of plan participants.

Plan Assets The weighted average asset allocations as of December 31, 2011 and 2010 by asset category are as follows:

	U.S. Pension Fund			International Pension Fund		
	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation
	2011	2010		2011	2010	
Equity securities	**18%**	38%	16-20%	**24%**	45%	24-31%
Debt securities	**80%**	59%	77-83%	**65%**	44%	61-68%
Real estate	**2%**	3%	1–3%	**6%**	5%	3-5%
Other	**— %**	— %	0-1%	**5%**	6%	3-6%
Total	**100%**	100%		**100%**	100%	

The fair value of plan assets as of December 31, 2011 and 2010 by asset category is as follows:

		U.S.				International			
In millions	Notes	Fair Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets									
Equity securities:									
Preferred stock	1	$ —	$—	$ —	$—	$ 1	$ 1	$ —	$—
Common stock	1	201	200	—	1	259	259	—	—
Fixed income securities:									
Government securities	2	225	—	225	—	163	—	163	—
Corporate debt	3	781	—	781	—	88	—	88	—
Other types of investments:									
Money market funds		32	—	32	—	40	—	40	—
Common and commingled trusts—Equities	4	209	—	209	—	123	—	123	—
Common and commingled trusts—Bonds	4	964	—	964	—	968	—	968	—
Common and commingled trusts—Short Term Investments	4	20	—	20	—	—	—	—	—
Common and commingled trusts—Balanced	4	1	—	1	—	31	—	31	—
Partnership/joint venture interests—Real estate	5	42	—	—	42	—	—	—	—
Partnership/joint venture interests—Other	5	53	—	—	53	55	—	—	55
Mutual funds	4	200	200	—	—	60	60	—	—
Insurance products	4	1	—	1	—	54	—	54	—
Real estate and other	5	4	4	—	—	139	7	—	132
Total		$2,733	$404	$2,233	$ 96	$1,981	$327	$1,467	$187

In millions	Notes	U.S. Fair Value as of December 31, 2010	U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	U.S. Significant Other Observable Inputs (Level 2)	U.S. Significant Unobservable Inputs (Level 3)	International Fair Value as of December 31, 2010	International Quoted Prices in Active Markets for Identical Assets (Level 1)	International Significant Other Observable Inputs (Level 2)	International Significant Unobservable Inputs (Level 3)
Assets									
Equity securities:									
Preferred stock	1	$ 3	$ 3	$ —	$—	$ —	$—	$ —	$—
Common stock	1	554	553	—	1	483	483	—	—
Fixed income securities:									
Government securities	2	138	—	138	—	—	—	—	—
Corporate debt	3	351	—	351	—	178	—	178	—
Other types of investments:									
Money market funds		35	—	35	—	38	—	38	—
Common and commingled trusts—Equities	4	365	—	365	—	317	—	317	—
Common and commingled trusts—Bonds	4	872	—	872	—	521	—	521	—
Common and commingled trusts—Short Term Investments	4	53	—	53	—	—	—	—	—
Common and commingled trusts—Balanced	4	1	—	1	—	36	—	36	—
Partnership/joint venture interests—Real estate	5	30	—	—	30	—	—	—	—
Partnership/joint venture interests—Other	5	75	—	—	75	55	—	—	55
Mutual funds	4	178	178	—	—	35	35	—	—
Insurance products	4	—	—	—	—	51	—	51	—
Real estate and other	5	37	34	—	3	119	—	—	119
Total		$2,692	$768	$1,815	$109	$1,833	$518	$1,141	$174

Notes:

1. Common and preferred stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.
2. Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields on similar instruments but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
3. Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.
4. Common/collective trusts and registered investment companies (RICs) such as mutual funds are valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. This valuation approach is often used in valuing insurance products with underlying investments in mutual funds, commingled funds and pooled separate accounts.

5. Partnership/joint ventures and hedge funds are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded and in the case of hedge funds they are valued using a Net Asset Value (NAV) provided by the manager of each fund. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiples and cost valuation approaches, are employed by the fund manager to value investments.

The following table presents the reconciliation of the beginning and ending balances of those plan assets classified within Level 3 of the valuation hierarchy. When the determination is made to classify the plan assets within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

In millions	U.S. Pension Plans	International Pension Plans
Balance, December 31, 2009	$124	$143
Realized and unrealized gains and losses, net	10	16
Purchases, sales and settlements, net	(7)	(2)
Transfers, net	(18)	17
Balance, December 31, 2010	$109	$174
Realized and unrealized gains and losses, net	1	2
Purchases, sales and settlements, net	(15)	11
Transfers, net	1	—
Balance, December 31, 2011	$ 96	$187

Investment Strategy NCR has historically employed a total return investment approach, whereby a mix of fixed-income, equities and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. During the first quarter of 2010, the Company completed a comprehensive analysis of its capital allocation strategy, with specific focus on its approach to pension management. As a result of this analysis, the Company implemented a plan to reduce future volatility in the value of assets held by the U.S. pension plan by rebalancing the asset allocation to a portfolio of entirely fixed income assets by the end of 2012. At the end of 2011, the Company had reallocated approximately 80% of pension assets to fixed income assets compared to 60% at the end of 2010. Similar investment strategy changes are under consideration or being implemented in a number of NCR's international plans.

The investment portfolios contain a diversified blend of fixed-income and equity investments. Furthermore, fixed-income assets are also diversified across U.S. and non-U.S. issuers, type of fixed-income security (i.e., government bonds, corporate bonds, mortgage-backed securities) and credit quality. Equity investments are diversified across U.S. and non-U.S. stocks, small and large capitalization stocks, and growth and value stocks. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Postretirement Plans

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's U.S. postretirement plan is as follows:

In millions	Postretirement Benefits 2011	Postretirement Benefits 2010
Change in benefit obligation		
Benefit obligation as of January 1	**$ 55**	$111
Gross service cost	**—**	—
Interest cost	**2**	5
Amendment	**—**	(44)
Actuarial loss (gain)	**(6)**	(6)
Plan participant contributions	**4**	5
Benefits paid	**(11)**	(16)
Benefit obligation as of December 31	**$ 44**	$ 55

In December 2010, the Company approved and announced changes in the benefits provided under its previously closed U.S. Post-65 Retiree Medical Plan which became effective February 1, 2011. With these changes, the majority of the Plan's participants will receive a fixed subsidy instead of the indemnity benefit previously provided. This change reduced the Company's postretirement plan liability and accumulated other comprehensive loss by $44 million.

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	Postretirement Benefits 2011	Postretirement Benefits 2010
Benefit obligation	**$ (44)**	$ (55)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (8)**	$ (10)
Noncurrent liabilities	**(36)**	(45)
Net amounts recognized	**$ (44)**	$ (55)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 33**	$ 42
Prior service benefit	**(102)**	(120)
Total	**$ (69)**	$ (78)

The net periodic benefit (income) cost of the postretirement plan for the years ended December 31 was:

In millions	Postretirement Benefits 2011	Postretirement Benefits 2010	Postretirement Benefits 2009
Interest cost	**$ 2**	$ 5	$ 7
Net service cost	—	—	—
Amortization of:			
Prior service benefit	(18)	(13)	(13)
Actuarial loss	3	4	3
Net periodic benefit (income) cost	**$ (13)**	$ (4)	$ (3)

The assumptions utilized in accounting for postretirement benefit obligations as of December 31 and for postretirement benefit income for the years ended December 31 were:

	Postretirement Benefit Obligations		Postretirement Benefit Costs		
	2011	2010	2011	2010	2009
Discount rate	**3.3%**	4.3%	**4.3%**	5.0%	6.3%

Assumed healthcare cost trend rates as of December 31 were:

	2011		2010	
	Pre-65 Coverage	Post-65 Coverage	Pre-65 Coverage	Post-65 Coverage
Healthcare cost trend rate assumed for next year	**8.5%**	**6.8%**	9.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate rate	**2018**	**2018**	2018	2018

In addition, a one percentage point change in assumed healthcare cost trend rates would have the following effects on the postretirement benefit income and obligation:

In millions	1% Increase	1% Decrease
Service cost and interest cost for the year ended December 31, 2011	$—	$—
Postretirement benefit obligation as of December 31, 2011	$ 1	$ (1)

Postemployment Benefits

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's postemployment plan was:

In millions	Postemployment Benefits	
	2011	2010
Change in benefit obligation		
Benefit obligation as of January 1	**$313**	$307
Restructuring program cost	**6**	(1)
Service cost	**25**	22
Interest cost	**10**	11
Amendments	**(41)**	(5)
Benefits paid	**(31)**	(51)
Foreign currency exchange	**2**	—
Actuarial (gain) loss	**(20)**	30
Benefit obligation as of December 31	**$264**	$313

During the fourth quarter of 2011, the Company approved changes in the benefits provided under its severance plan in Japan. With these changes, the plan's participants will receive a reduced benefit. This change reduced the Company's postemployment plan liability and accumulated other comprehensive loss by $44 million.

The following tables present the funded status and the reconciliation of the unfunded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss at December 31:

In millions	Postemployment Benefits	
	2011	**2010**
Benefit obligation	**$(264)**	$(313)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (44)**	$ (49)
Noncurrent liabilities	**(220)**	(264)
Net amounts recognized	**$(264)**	$(313)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 97**	$ 129
Prior service benefit	**(40)**	(6)
Total	**$ 57**	$ 123

The net periodic benefit cost of the postemployment plan for the years ended December 31 was:

In millions	Postemployment Benefits		
	2011	**2010**	**2009**
Service cost	**$25**	$22	$ 25
Interest cost	**10**	11	13
Amortization of:			
Prior service benefit	**(9)**	(1)	(1)
Actuarial loss	**14**	12	12
Net benefit cost	**$40**	$44	$ 49
Restructuring severance cost	**6**	(1)	—
Net periodic benefit cost	**$46**	$43	$ 49

During the third quarter of 2011, NCR recorded approximately $6 million of severance costs related to the acquisition of Radiant.

During the second quarter of 2011, NCR announced a change in the long term disability benefits provided to former employees, effective July 1, 2011. This action reduced the actuarial liability associated with this benefit by approximately $6 million in the second quarter of 2011.

The weighted average assumptions utilized in accounting for postemployment benefit obligations as of December 31 and for postemployment benefit costs for the years ended December 31 were:

	Postemployment Benefit Obligations		Postemployment Benefit Costs		
	2011	**2010**	**2011**	**2010**	**2009**
Discount rate	**3.5%**	3.9%	**3.9%**	4.3%	4.6%
Salary increase rate	**3.2%**	3.4%	**3.4%**	3.6%	3.6%
Involuntary turnover rate	**5.5%**	5.5%	**5.5%**	5.0%	5.0%

Form 10-K

The below table presents each relevant component of other comprehensive income related to NCR's benefit plans as of December 31, 2011, including the tax effects of each component:

In millions	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Prior service benefit during year	$ 37	$ (12)	$ 25
Amortization of prior service benefit	(14)	6	(8)
Net loss arising during year	(425)	131	(294)
Actuarial loss included in benefits expense	212	(58)	154
Total benefit plans	$(190)	$ 67	$(123)

Cash Flows Related to Employee Benefit Plans

Cash Contributions NCR plans to contribute $85 million to the U.S. qualified pension plan, approximately $120 million to the international pension plans and $10 million to the executive pension plan in 2012. Due to the decline in the fair value of our pension plan assets in 2008, we continue to have a significant, underfunded pension obligation that may require material increases in cash contributions in future years. The Company also plans to make contributions of $7 million to the U.S. postretirement plan and $60 million to the postemployment plan in 2012.

Estimated Future Benefit Payments NCR expects to make the following benefit payments reflecting past and future service from its pension, postretirement and postemployment plans:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Year					
2012	$ 227	$102	$ 329	$ 7	$ 60
2013	$ 229	$102	$ 331	$ 6	$ 40
2014	$ 232	$102	$ 334	$ 6	$ 38
2015	$ 235	$100	$ 335	$ 5	$ 36
2016	$ 238	$105	$ 343	$ 4	$ 35
2017—2021	$1,229	$517	$1,746	$13	$149

Savings Plans U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $8 million in 2011, $8 million in 2010, and $8 million in 2009. The expense under international and subsidiary savings plans was $16 million in 2011, $14 million in 2010, and $15 million in 2009.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to NCR or could have an impact on NCR's future operating results. NCR believes the amounts provided in its Consolidated Financial Statements, as prescribed by GAAP, are currently adequate in light of the probable and estimable liabilities with respect to such matters, but there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Other than as stated below, the Company does not currently expect to incur material capital expenditures related to such matters. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including, but not limited to the Fox River environmental matter and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2011 cannot currently be reasonably determined, or are not currently considered probable.

The United States Department of Justice is conducting an investigation regarding the propriety of the Company's former Teradata Data Warehousing business's arrangements and understandings with others in connection with certain federal contracts. In connection with the spin-off of Teradata on September 30, 2007, the responsibility for this matter, together with the related reserve, was distributed to Teradata Corporation. While the Company may be subject to ostensible exposure inasmuch as it was the contracting party in the matter at issue, Teradata Corporation is generally obligated to indemnify the Company for any losses arising out of this matter.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of the Company's General Services Administration Federal Supply Schedule and to whether certain subsequent price reductions were properly passed on to the government. Both Teradata Corporation and the Company are participating in this aspect of the investigation, with respect to certain products and services of each of them, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine whether it has probable liability with respect to this aspect of the investigation.

In December 2010, a jury in a New York federal court awarded approximately $8 million, which NCR recognized as selling, general and administrative expense during 2010, to a plaintiff in a suit over a commission arrangement purportedly entered into by the Company's consumables business in 2003. The Company has filed an appeal.

In relation to a patent infringement case filed by a company known as Automated Transactions, Limited (ATL) the Company agreed to defend and indemnify its customers, 7-Eleven and Cardtronics. On behalf of those customers, the Company won summary judgment in the case in March 2011. ATL has sought appellate review of that ruling. ATL contends that Vcom terminals sold by the Company to 7-Eleven (Cardtronics ultimately purchased the business from 7-Eleven) infringe certain ATL patents that purport to relate to the combination of an ATM with an Internet kiosk, in which a retail transaction can be realized over an Internet connection provided by the kiosk. Independent of the litigation, the U.S. Patent and Trademark Office (USPTO) rejected the parent patent as invalid in view of certain prior art, although related continuation patents were not reexamined by the USPTO. ATL filed a second suit against the same companies with respect to a broader range of ATMs, based on the same patents plus a more recently issued patent; that suit is currently subject to a stay pending resolution of the case in which summary judgment was granted. ATL also filed a third suit against two financial institutions and a reseller in 2009; NCR is a third-party defendant in the case, by virtue of an indemnification complaint filed in 2011. In that third suit, ATL alleges infringement of some of the same patents at issue in the other suits. While the Company does not believe that ATL's patent claims are meritorious, if ATL's claims are successful potential royalties or damages could cause the Company to incur liability that could be material to it, and such royalties or damages could adversely impact its ATM business.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state statutes. Other than the Fox River matter and the litigation expenses in the Kalamazoo River matter detailed below, we currently do not anticipate material expenses and liabilities from these environmental matters.

NCR is one of eight entities that were formally notified by governmental and other entities (such as local Native American tribes) that they are PRPs for environmental claims under CERCLA and other statutes arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the Bay of Green Bay in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which were located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because carbonless paper manufactured by NCR was allegedly purchased by those mills as a raw material for their paper making processes. NCR sold its facilities in 1978 to Appleton Papers Inc. (API), which has also been identified as a PRP. The other Fox River PRPs that received notices are P.H. Glatfelter Company, Georgia-Pacific Consumer Products LP (GP, successor to Fort James Operating Company), WTM I Co. (formerly Wisconsin Tissue Mills, now owned by Canal Corporation, formerly known as Chesapeake Corporation), CBC Corporation (formerly Riverside Paper Corporation), U.S. Paper Mills Corp. (owned by Sonoco Products Company), and Menasha Corporation.

In the October 2010 lawsuit discussed below, the federal and state governments assert certain claims against the eight parties referenced above as well as four other entities. These claims, filed under CERCLA and other statutes, relate to the presence of PCBs at the Fox River site, and as a result the four newly named parties are also properly viewed as PRPs with respect to the site. Those entities are NewPage Wisconsin Systems, Inc., Neenah-Menasha Sewerage Commission, Kimberly-Clark Corporation, and the City of Appleton, Wisconsin.

During the past several years, the United States Environmental Protection Agency (USEPA) and Wisconsin Department of Natural Resources (WDNR) (together, the Governments) assessed and developed clean-up plans for the upper and lower parts of the Fox River and for portions of the Bay of Green Bay, contained in various Records of Decisions (RODs) issued in January 2003, July 2003 and June 2007 (the last is referred to as the Amended ROD). In general, the clean-up plan or remedy calls for a combination of dredging and capping to remediate the sediments in the river, and for monitored natural attenuation in the Bay of Green Bay. Since 2004, the Company has been involved in certain aspects of the clean-up project, including performance, with GP, of engineering design work for the clean-up under an Administrative Order on Consent (AOC) entered into with the Governments. In addition, the Company, with U.S. Paper Mills, performed specific remedial action involving an area of elevated PCB incidence downriver of the De Pere Dam (Phase 1 work), pursuant to a consent decree with the Governments that was approved in November 2006.

On November 13, 2007, the Governments issued a unilateral administrative order (Order) under Section 106 of CERCLA to all eight of the original PRPs identified above. The Order requires these PRPs to implement the remedial work in the lower river in accordance with the requirements of the Amended ROD. NCR and API have been working with the Governments to implement certain provisions of the Order. In-water work began on schedule in April 2009, following construction of a facility to house the remediation operations in Green Bay, Wisconsin.

In April 2009, the NCR Board of Directors approved the terms of a contract with Tetra Tech, an environmental remediation contractor, to perform the remediation work at the Fox River consistent with the requirements of the Amended ROD. Also in April 2009, the Board of Directors approved the formation of a limited liability company (LLC), which NCR and API formed on April 27, 2009. The LLC entered into a remediation contract with Tetra Tech on April 27, 2009, and in-water dredging and remediation by Tetra Tech commenced thereafter. The Company and API fund the LLC's operations on a regular basis tied to the remediation schedule, consistent with the Company's Fox River reserve, discussed below. The Tetra Tech contract also requires that the LLC members provide promissory notes to provide Tetra Tech financial assurance against the prospect that the LLC will terminate the contract before completion of the remediation for reasons other than "cause." The current maximum obligation under the Company's note, originally $20 million, is now approximately $16 million; the amount will vary based on a formula tied to conditions set forth in the contract, and generally is expected to decrease over time.

NCR and API share a portion of the cost of the Fox River clean-up and natural resource damages based upon an agreement and an arbitration award, both arising out of the previously referenced 1978 sale of certain facilities located on the Fox River. The agreement and award result in a 45% share for NCR of the first $75 million of such costs—a threshold that was reached in 2008—and a 40% share for amounts in excess of $75 million.

In 2008, NCR and API filed a lawsuit in federal court in Green Bay, Wisconsin, seeking a judicial ruling determining the allocable responsibility of several PRPs for the cost of performing the remedial work at the Fox River (the "allocation litigation"). A number of counterclaims seeking contribution under CERCLA and under various state law theories were filed against NCR and API. On September 23, 2008, the court issued a Case Management Decision and Scheduling Order setting a "Phase I trial" limited to the questions of (i) when each party knew or should have known that recycling NCR-brand carbonless copy paper would result in the discharge of PCBs to a waterbody, thereby risking environmental damage; and (ii) what, if any, actions each party took upon acquiring such knowledge to avoid the risk of further PCB contamination. The court's order also limited initial discovery proceedings to the same questions.

On December 16, 2009, the court issued a ruling canceling the Phase I trial and granting motions for summary judgment filed by certain of the defendants with respect to NCR's and API's claims. The court held that NCR and API could not recover from these defendants any costs that NCR and API have incurred in the Fox River cleanup (the ruling does not affect the Governments' potential claims against such parties). In a further ruling dated February 28, 2011, the court granted partial summary judgment to the defendants on certain of their contribution counterclaims against NCR and API, with respect to certain Fox River response costs incurred by them. The Company intends to appeal both rulings to the United States Court of Appeals for the Seventh Circuit, after the remaining claims in the litigation are resolved, which is expected to occur following a trial that commenced on February 21, 2012.

On October 14, 2010, the Governments filed a lawsuit in federal court in Wisconsin against twelve parties, including the companies named in the 2007 Order mandating the cleanup (i.e., the eight original PRPs), and NewPage Wisconsin Systems, Inc., Neenah-Menasha Sewerage Commission, Kimberly-Clark Corporation, and the City of Appleton, Wisconsin (the four additional PRPs), with respect to the presence of PCBs at the Fox River. The Government suit seeks payment of the Governments' unreimbursed response costs in connection with the Fox River matter as well as compensation for natural resource damages. The Governments also request a judicial declaration that the eight Order recipients are required to comply with its provisions. With respect to NCR, there are no claims asserted against the Company in this lawsuit that were not previously contemplated in the Company's Fox River reserve, as discussed herein.

In the quarter ended December 31, 2010, the Governments publicly announced proposed monetary settlements of Fox River—related claims with four entities: GP, Brown County (Wisconsin), the City of Green Bay, and the United States itself (with respect to potential liabilities asserted against the Army Corps of Engineers for certain dredging and disposal activities, and against other federal agencies for certain carbonless copy paper recycling activities). All of those entities are defendants in the allocation litigation case described above. The GP settlement, which has received court approval, releases GP from liability for, and provides contribution protection for claims relating to government oversight costs and certain claims relating to clean-up actions upriver of GP's facilities (it does not affect claims for clean-up actions in that portion of the river near those facilities). The settlement with Brown County, the City of Green Bay and the United States, if approved, would release those entities and provide contribution protection for all claims relating to the Fox River site.

The extent of NCR's potential liability remains subject to many uncertainties. NCR's eventual remediation liability—which is expected to be paid out over a period extending through approximately 2017, followed by long-term monitoring for several decades—will depend on a number of factors. In general, the most significant factors include: (1) the total clean-up costs for each of the segments of the river; (2) the total natural resource damages for the site; (3) the shares NCR and API will jointly bear of future clean-up costs and natural resource damages; (4) the share NCR will bear of the joint NCR/API payments for such clean-up costs and natural resource damages; and (5) NCR's transaction and litigation costs to defend itself in this matter, including participation in the allocation litigation and the October 2010 litigation filed by the Governments. In establishing the reserve, NCR attempts to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. NCR uses its best estimate within the range, if that is possible. Where there is a range of equally possible outcomes, and there is no amount within that range that is considered to be a better estimate than any other amount, NCR uses the low end of the range. These factors are discussed below.

For the first factor described above, NCR utilizes a best estimate of $852 million as the total of the clean-up costs for the segments of the river. The estimated total cost amount of $852 million includes estimates for the Operable Unit (OU) 1 through OU 5 work, including the remaining amount of work to be performed under the April 2009 Tetra Tech remediation contract, the Phase 1 work and the remedial design work. It adds to these estimates a 15% contingency for probable cost overruns based on historical experience; an estimate for the Governments' future oversight costs; an amount for the Governments' past oversight costs; an estimate for long-term monitoring extending over several decades; an estimate for value engineering savings (potential projects intended to reduce the cost of the remediation) and the NCR-API share of estimated natural resource damages. There can be no assurances that this estimated total cost amount will not be significantly higher as remediation work progresses. A range of reasonably possible outcomes with respect to total cost is difficult to state, but if the portion of the cost estimate relating to the contingency for cost overruns and unexpected expenses were twice our estimate, the total cost would increase to approximately $898 million.

Second, for total natural resource damages (NRD), NCR uses a best estimate of $76 million. NCR believes the range of reasonably possible outcomes for NRD, if it were to be litigated, is between zero and $246 million. The federal government indicated, in a 2009 filing in a PRP's bankruptcy proceeding, that claims for NRD could be as high as $382 million. The litigation filed in October 2010 does not set forth a particular amount for the NRD claim.

Third, for the NCR/API share of NRD, which is discussed above, NCR uses a best estimate. In a ruling dated September 30, 2011, the Wisconsin federal court ruled that the defendants in the allocation litigation could seek recovery against NCR and API for overpayments of NRD. Whether the federal government is entitled to NRD recovery on behalf of NRD trustees is an issue that is not expected to be determined before late 2012 or 2013.

The joint NCR/API share of future clean-up costs is expected to be determined in the allocation litigation or possibly in or as a result of the Government litigation filed in October 2010. NCR has modified the basis previously used for this component of the reserve (in the past, the Company used the low end of a range of outcomes, based primarily on the proximity of areas to be remediated to the locations at which PCBs were released into the river). In light of the Wisconsin federal court's December 16, 2009 and February 28, 2011 rulings described above, NCR's reserve at December 31, 2011 assumed that NCR and API will be responsible for the full extent of the cleanup activities they are undertaking, which the Company considers a best estimate, and for a substantial portion of the counterclaims filed against NCR and API, as to which the Company employs assumptions based on the court's February 28, 2011 ruling. If at the February 2012 trial in the allocation litigation the Company is ruled liable for the claims relating to OU 1, under which claims the Company is alleged to be liable as an arranger for the disposal of hazardous substances, the Company estimates that it would add approximately $25 million to its net reserve to account for such liability. The reserve may be further adjusted to reflect any offsets that the court determines to apply to the defendants' counterclaims to account for insurance recoveries they have received, together with any other reductions to the counterclaims determined at the trial. The Company will seek to overturn the trial court's rulings on appeal and believes that the NCR/API allocable share of total site costs is less than 100%, based on equitable factors, principles of divisibility as developed under applicable law, and/or an apportionment of the claimed harm. Until such time, if any, that such a result is achieved, the Company assumes in its reserve that NCR and API will pay for the full extent of the cleanup, subject to any adjustments resulting from the February 2012 trial. NCR's reserve does not at present assume any payments or reduction of exposure based either on the appeal or on Government enforcement against the other Order recipients or defendants.

Fourth, for the NCR share of the joint NCR/API payments, as discussed above, NCR's percentage share is set by an agreement between NCR and API and a subsequent arbitration award, both of which arise out of certain agreements entered into in connection with the Company's 1978 sale of the facilities on the Fox River to API. NCR's analysis of this factor assumes that API pays its percentage share of the NCR/API joint share. API's previously reported motion for summary judgment, premised on the argument that API had no direct CERCLA liability at the Fox River, was denied by the Wisconsin federal court in December 2011. The Company continues to believe that even if API is ultimately able to establish that it has no such liability, there would be no effect on API's contractual obligations to contribute to NCR's funding for the remediation. The API obligation to NCR is shared on a joint and several basis by a third party, B.A.T. Industries p.l.c., which, by virtue of various prior indemnification and other agreements not specifically directed to the Fox River matter, is a co-party to the same agreement and arbitration award to which API is also a party. This analysis also assumes that B.A.T. Industries p.l.c. would be financially viable and willing to pay the joint and several obligation if API does not. As a result of unrelated prior corporate transactions, API itself is indemnified by another company, Arjo Wiggins Appleton Ltd. (now known as Windward Prospects Limited), which has funded and managed API's liability to date.

Finally, NCR estimated the transaction costs it is likely to incur to defend this matter through approximately 2017, the time period NCR's engineering consultants believe it will take to implement the remedy for the river. This estimate is based on an analysis of NCR's costs since this matter first arose in 1995 and estimates of what NCR's defense and transaction costs will be in the future. NCR expects that the bulk of these transaction costs have been and will be incurred in the 2008-2013 time period. The costs incurred and expected to be incurred during that period include, in particular, transaction costs and fees related to completion of the design work, equipment purchases, commencement and continuation of clean-up activities in the river, and the allocation litigation and October 2010 litigation filed by the Governments discussed above.

In light of several factors—among them, the remedial design work conducted by NCR and GP; settlement possibilities; the efforts to implement the Order for clean-up of the lower river; the pending allocation litigation and the prospective appeals; whether there will be judicial recognition of allocable harm at the Fox River site and thus of divisible shares of liability among the various parties; the extent to which the Governments press claims against the parties in the Governments' October 2010 litigation or otherwise for NRD, government oversight costs and remediation liability; change orders or cost overruns that may result from the ongoing remediation efforts; the continued viability and willingness to pay of NCR's various indemnitors and co-obligors; and the subsequent value engineering efforts designed to make the cleanup more efficient and less costly—calculation of the Company's Fox River reserve has become subject to added layers of complexities, and it is possible there could be additional changes to some elements of the reserve over upcoming periods, although we are unable to predict or estimate such changes at this time. There can be no assurance that the clean-up and related expenditures will not have a material effect on NCR's capital expenditures, earnings, financial condition, cash flows, or competitive position.

As of December 31, 2011, the net reserve for the Fox River matter was approximately $160 million, compared to $199 million as of December 31, 2010. This decrease in the reserve is due to payments for clean-up activities and legal fees coupled with changes in estimates and assumptions of the total costs previously discussed offset by a decrease in the indemnification asset discussed below. NCR regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments. NCR contributes to the LLC in order to fund remediation activities and generally, by contract, funds three months' worth of remediation activities in advance. As of December 31, 2011 and December 31, 2010, approximately $1 million and $5 million, respectively, remained from this funding and was recorded in other current assets in the Consolidated Balance Sheets. NCR's reserve for the Fox River matter is reduced as the LLC makes payments to Tetra Tech and other vendors with respect to remediation activities.

Under a 1996 agreement, AT&T and Alcatel-Lucent are responsible severally (not jointly) for indemnifying NCR for certain portions of the amounts paid by NCR for the Fox River matter over a defined threshold. (The agreement governs certain aspects of AT&T Corp.'s divestiture of NCR, then known as AT&T Global Information Solutions Company, and of what was formerly known as Lucent Technologies, and specifically relates to contingent gains and liabilities of the former constituent companies within AT&T.) NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $79 million as of December 31, 2011 and $86 million as of December 31, 2010, and is deducted in determining the net reserve discussed above. The asset balance can fluctuate not only with respect to total clean-up and other costs, but also with respect to insurance recoveries and certain tax impacts as measured by a contractual formula using prior-year effective tax rates. Such insurance recoveries and tax impacts are netted against the asset in proportions specified under the indemnity agreement (i.e., they typically decrease its amount). Insurance recoveries, whether by judgment or settlement, are the subjects of ongoing litigation, which is now nearly concluded, and have the effect of reducing the Company's expected receipts under the indemnity, and therefore insurance recoveries are not expected to materially reduce the Company's aggregate expenditures for the Fox River matter. The tax impact within the indemnity calculation is subject to substantial volatility regarding the Company's effective tax rate from year to year, rendering the future tax impacts highly uncertain. When actual payments, net of insurance recoveries and tax impacts, reach the indemnity threshold, the Company expects to commence collection of the related portions of the asset. The Company currently does not expect to achieve the threshold before late 2012 or 2013.

In connection with the Fox River and other matters, through December 31, 2011, NCR has received a combined total of approximately $158 million in connection with settlements reached with its principal insurance carriers; an additional $4 million is expected to be received in the future under the contractual terms of one settlement. Portions of most of these settlements are payable to a law firm that litigated the claims on the Company's behalf. Some of the settlements cover not only the Fox River, but also other environmental sites. Of the total amount collected to date, $9 million is subject to competing claims by another party, and NCR and the other party have agreed that these funds will be used for Fox River costs and will be shared on an agreed-upon basis (subject to reallocation at a later date). NCR's agreed-upon share of the $9 million is estimated to be $4 million.

As of December 31, 2011, NCR had reached settlement with all but one of the insurance companies against which it had advanced claims with respect to the Fox River. That remaining company entered into certain stipulations which obviated the need for a trial and caused judgment to be entered against it in the amount of $5 million; an appeal is pending.

In November 2010, the United States Environmental Protection Agency (EPA) issued a "general notice letter" to NCR with respect to the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site (Kalamazoo River Site) in Michigan. Three other parties—International Paper, Mead Corporation, and Consumers Energy—also received general notice letters at or about the same time. The EPA asserts that the site is contaminated by various substances, primarily PCBs as a result of discharges by various paper mills located along the river. The EPA does not claim that the Company made direct discharges into the Kalamazoo River, but indicated that "NCR may be liable under Section 107 of CERCLA ... as an arranger, who by contract or agreement, arranged for the disposal, treatment and/or transportation of hazardous substances at the Site." The EPA stated that it "may issue special notice letters to [NCR] and other PRPs for future RI/FS [remedial investigation / feasibility studies] and RD/RA [remedial design / remedial action] negotiations." The Company disagrees that it may have liability at the Kalamazoo River Site, and will dispute such claims if formally asserted by the EPA.

Also in connection with the Kalamazoo River Site, in December 2010 the Company was sued in Wisconsin federal court by three GP entities in a contribution and cost recovery action for alleged pollution at the site. The suit asks that the Company pay a "fair portion" of the GP entities' costs, which are represented as $79 million to date; various removal and remedial actions remain to be performed at the Kalamazoo site. The suit alleges that the Company is liable as an "arranger" under CERCLA and under other theories. The suit does not allege that the Company has made direct discharges into the Kalamazoo River. Substantial litigation over the Kalamazoo River Site took place several years ago in federal courts in Michigan. The Company was not a party to that litigation, and filed a motion to transfer the December 2010 case to the Michigan federal court; that motion was granted in the quarter ended June 30, 2011, and the Michigan federal court has set the case for trial in February 2013. The Company expects to contest the allegations in the GP suit vigorously. As of December 31, 2011, there are a total of three defendants in the case; the other two defendants have asserted cross-claims against the Company.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site, where the estimated costs and natural resource damages are estimated as described above), estimates as to the number and participation level of any other PRPs, the extent of the contamination, estimated amounts for attorney and other fees and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's Consolidated Financial Statements are the estimated gross undiscounted amounts of such liabilities, without deductions for insurance, third-party indemnity claims or recoveries from the other PRPs, except as qualified in the following sentences. Except for the sharing agreement with API described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are recorded in the Consolidated Financial Statements. For the Fox River site, as described above, an asset relating to the AT&T and Alcatel-Lucent indemnity is recorded because payment is considered probable and is supported by contractual agreements.

Guarantees and Product Warranties Guarantees associated with NCR's business activities are reviewed for appropriateness and impact to the Company's financial statements. As of December 31, 2011 and December 31, 2010, NCR had no material obligations related to such guarantees, and therefore its financial statements do not have any associated liability balance.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors, such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized, provided that all revenue recognition criteria are otherwise satisfied, and the associated warranty liability is recorded using pre-established warranty percentages for the respective product classes. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The Company recorded the activity related to the warranty reserve for the years ended December 31 as follows:

In millions	2011	2010	2009
Warranty reserve liability			
Beginning balance as of January 1	**$ 24**	$ 25	$ 24
Accruals for warranties issued	**42**	48	47
Settlements (in cash or in kind)	**(43)**	(49)	(46)
Ending balance as of December 31	**$ 23**	$ 24	$ 25

In addition, NCR provides its customers with certain indemnification rights. In general, NCR agrees to indemnify the customer if a third party asserts patent or other infringement on the part of its customers for its use of the Company's products subject to certain conditions that are generally standard within the Company's industries. On limited occasions the Company will undertake additional indemnification obligations for business reasons. From time to time, NCR also enters into agreements in connection with its acquisition and divestiture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications, and no current indemnification instance is material to the Company's financial position. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Purchase Commitments The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. This includes a long-term service agreement with Accenture under which many of NCR's key transaction processing activities and functions are performed.

Leases NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum lease payments under non-cancelable operating leases as of December 31, 2011, for the following fiscal years were:

In millions	2012	2013	2014	2015	2016	Thereafter
Minimum lease obligations	$62	$46	$37	$27	$20	$13

Total rental expense for operating leases was $64 million in 2011, $53 million in 2010, and $54 million in 2009.

10. DERIVATIVES AND HEDGING INSTRUMENTS

NCR is exposed to risks associated with changes in foreign currency exchange rates and interest rates. NCR utilizes a variety of measures to monitor and manage these risks, including the use of derivative financial instruments. NCR has exposure to approximately 50 functional currencies. Since a substantial portion of our operations and revenues occur outside the United States (U.S.), and in currencies other than the U.S. Dollar, our results can be significantly impacted, both positively and negatively, by changes in foreign currency exchange rates.

Foreign Currency Exchange Risk The accounting guidance for derivatives and hedging requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. The Company designates foreign exchange contracts as cash flow hedges of forecasted inter-company inventory purchases when they are determined to be highly effective at inception.

Our risk management strategy includes hedging, on behalf of certain subsidiaries, a portion of our forecasted, non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency), is mitigated in the near term. The amount we hedge and the duration of hedge contracts may vary significantly. In the longer term (greater than 15 months), the subsidiaries are still subject to the effect of translating the functional currency results to U.S. Dollars. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by NCR's marketing units and the foreign currency denominated inputs to our manufacturing units. As these transactions are firmly committed and forecasted, the related foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses on these hedges are deferred in AOCI and reclassified to income when the underlying hedged transaction has been completed and is recorded in earnings. As of December 31, 2011, the balance in AOCI related to foreign exchange derivative transactions was a gain of $5 million, net of tax, all of which related to instruments expiring in 2012. The gains or losses from derivative contracts related to inventory purchases are recorded in cost of products when the inventory is sold to an unrelated third party.

We also utilize foreign exchange contracts to hedge our exposure of assets and liabilities denominated in non-functional currencies. We recognize the gains and losses on these types of hedges in earnings as exchange rates change. We do not enter into hedges for speculative purposes.

Interest Rate Risk The Company is party to an interest rate swap agreement that fixes the interest rate on a portion of the Company's LIBOR indexed floating rate borrowings under its Secured Credit Facility through

August 22, 2016. The notional amount of the interest rate swap starts at $560 million and amortizes to $341 million over the term. The Company designates the interest rate swap as a cash flow hedge of forecasted quarterly interest payments made on three-month LIBOR indexed borrowings under the secured credit facility. The interest rate swap was determined to be highly effective at inception.

Our risk management strategy includes hedging a portion of our forecasted interest payments. These transactions are firmly committed and forecasted and the related interest rate swap agreement is designated as a highly effective cash flow hedge. The gains or losses on this hedge are deferred in AOCI and reclassified to income when the underlying hedged transaction has been completed and is recorded in earnings. As of December 31, 2011, the balance in AOCI related to the interest rate swap agreement was a loss of $5 million, net of tax, which relates to an interest rate swap instrument expiring in 2016. The gains or losses from this derivative contract related to interest payments are recorded in interest expense when the interest is accrued and affects earnings.

The following tables provide information on the location and amounts of derivative fair values in the Consolidated Balance Sheets:

	Fair Values of Derivative Instruments					
	December 31, 2011			December 31, 2011		
In millions	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Interest rate swap	Other assets	$—	$—	Other liabilities	$560	$ 9
Foreign exchange forward and option contracts	Accounts receivable, net	$166	$ 6	Other current liabilities	$ 58	$—
Total derivatives designated as hedging instruments			$ 6			$ 9
Derivatives not designated as hedging instruments						
Foreign exchange forward contracts	Accounts receivable, net	$114	$—	Other current liabilities	$148	$ 3
Total derivatives not designated as hedging instruments			$—			$ 3
Total derivatives			$ 6			$ 12

	Fair Values of Derivative Instruments					
	December 31, 2011			December 31, 2011		
In millions	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Foreign exchange forward contracts	Accounts receivable, net	$ 96	$ 7	Other current liabilities	$105	$ 2
Total derivatives designated as hedging instruments			$ 7			$ 2
Derivatives not designated as hedging instruments						
Foreign exchange forward contracts	Accounts receivable, net	$ 79	$ 2	Other current liabilities	$ 70	$ 1
Total derivatives not designated as hedging instruments			$ 2			$ 1
Total derivatives			$ 9			$ 3

The effect of derivative instruments on the Consolidated Statement of Operations for the years ended December 31 were as follows:

In millions	Amount of Gain (Loss) Recognized in Other Comprehensive Income (OCI) on Derivative (Effective Portion)				Amount of Gain (Loss) Reclassified from AOCI into the Consolidated Statement of Operations (Effective Portion)				Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
Derivatives in Cash Flow Hedging Relationships	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009	Location of Gain (Loss) Reclassified from AOCI into the Consolidated Statement of Operations (Effective Portion)	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009	Location of Gain (Loss) Recognized in the Consolidated Statement of Operations (Ineffective Portion and Amount Excluded from Effectiveness Testing)	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
Interest rate swap	$(9)	$—	$—	Interest expense	$ 1	$—	$—	Interest expense	$—	$—	$—
Foreign exchange forward and option contracts	$(3)	$ 5	$ 8	Cost of Products	$(3)	$ 3	$ (9)	Other (expense) income	$ 1	$—	$ 1

In millions		Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations		
Derivatives not Designated as Hedging Instruments	**Location of Gain (Loss) Recognized in the Consolidated Statement of Operations**	**For the year ended December 31, 2011**	**For the year ended December 31, 2010**	**For the year ended December 31, 2009**
Foreign exchange forward contracts	Other (expense) income	**$3**	$—	$(6)
Foreign exchange forward contracts	Cost of Products	**$3**	$ (1)	$ 6

Refer to Note 11, "Fair Value of Assets and Liabilities," for further information on derivative assets and liabilities recorded at fair value on a recurring basis.

Concentration of Credit Risk NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Consolidated Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2011 and 2010, NCR did not have any major concentration of credit risk related to financial instruments.

11. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of December 31, 2011 and 2010 are set forth as follows:

In millions	Fair Value as of December 31, 2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits held in money market funds*	$ 33	$ 33	$—	$—
Available for sale securities**	10	10	—	—
Foreign exchange forward and option contracts ***	6	—	6	—
Total	$ 49	$ 43	$ 6	$—
Liabilities:				
Interest rate swap ****	$ 9	$—	$ 9	$—
Foreign exchange forward contracts****	3	—	3	—
Total	$ 12	$—	$ 12	$—

In millions	Fair Value as of December 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits held in money market funds*	$155	$155	$—	$—
Available for sale securities**	11	11	—	—
Foreign exchange forward contracts ***	9	—	9	—
Total	$175	$166	$ 9	$—
Liabilities:				
Foreign exchange forward contracts****	$ 3	$—	$ 3	$—
Total	$ 3	$—	$ 3	$—

* Included in Cash and cash equivalents in the Consolidated Balance Sheets.

** Included in Other assets in the Consolidated Balance Sheets.

*** Included in Accounts receivable, net in the Consolidated Balance Sheets.

****Included in Other current liabilities in the Consolidated Balance Sheets.

Deposits Held in Money Market Funds—A portion of the Company's excess cash is held in money market funds which generate interest income based on prevailing market rates. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy.

Available-For-Sale Securities—The Company has investments in mutual funds and equity securities that are valued using the market approach with quotations from the NASDAQ stock exchange and two stock exchanges in Japan. As a result, available-for-sale securities are classified within Level 1 of the valuation hierarchy.

Interest rate swap—As a result of our secured credit facility, we are exposed to risk from changes in LIBOR, which may adversely affect our financial condition. To manage our exposure and mitigate the impact of changes in LIBOR on our financial results, we hedge a portion of our forecasted interest payments through the use of an interest rate swap agreement. The interest rate swap is valued using the income approach inclusive of nonperformance and counterparty risk considerations and is classified within Level 2 of the valuation hierarchy.

Foreign Exchange Forward and Option Contracts—As a result of our global operating activities, we are exposed to risks from changes in foreign currency exchange rates, which may adversely affect our financial condition. To manage our exposures and mitigate the impact of currency fluctuations on our financial results, we hedge our primary transactional exposures through the use of foreign exchange forward and option contracts. The foreign exchange forward and option contracts are valued using the market approach based on observable market transactions of forward rates and are classified within Level 2 of the valuation hierarchy.

Assets Measured at Fair Value on a Non-recurring Basis

Certain assets have been measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31, and the carrying value and asset classification of the related assets as of December 31:

In millions	2011		2010	
	Carrying Value	Total Losses	Carrying Value	Total Losses
Property, plant and equipment	**$ 365**	**$ (81)**	$—	$—
Goodwill	**913**	**(5)**	—	—
Definite-lived intangible assets	**312**	**(2)**	—	
Investment in MOD Systems	**—**	**—**	—	(14)
Total	**$1,590**	**$ (88)**	$—	$ (14)

NCR measures certain assets, including intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value when initially valued and when deemed to be impaired.

The property, plant and equipment, goodwill, and definite-lived intangible assets were valued using a market approach based on an independent third-party market price. For the twelve months ended December 31, 2011, we recorded $88 million in impairment charges in the Consolidated Statements of Operations. Refer to Note 4, "Goodwill and Other Long-Lived Assets," for additional discussion.

NCR reviews the carrying values of investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary declines. NCR carries equity investments in privately-held companies at cost or at fair value when NCR recognizes an other-than-temporary impairment charge. We measured the fair value of our investment in MOD Systems Inc. in 2010 utilizing the income approach based on the use of discounted cash flows. The discounted cash flows are based on unobservable inputs, including assumptions of projected revenues, expenses, earnings, capital spending, as well as a discount rate determined by management's estimates of risk associated with each investment. For the twelve months ended December 31, 2010, we recorded $14 million in other-than-temporary impairment charges in other (expense) income, net in the Consolidated Statements of Operations.

12. SEGMENT INFORMATION AND CONCENTRATIONS

Operating Segment Information Effective January 1, 2011, NCR reorganized its businesses and the management thereof to a line of business model, changing from the previous functional geographic model. In order to align the Company's external reporting of its financial results with this organizational change, the Company modified its segment reporting. The Company manages and reports its businesses in the following five segments:

- **Financial Services**—We offer solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM and payment processing hardware and software, and related installation, maintenance and managed and professional services. We also offer a complete line of printer consumables.

- **Retail Solutions**—We offer solutions to customers in the retail industry designed to improve selling productivity and checkout processes as well as increase service levels. These solutions primarily include retail-oriented technologies, such as point of sale terminals and bar-code scanners, as well as innovative self-service kiosks, such as self-checkout. We also offer installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Hospitality and Specialty Retail**—The former business of Radiant is managed and reported as a separate segment, Hospitality and Specialty Retail. Through this line of business, we offer technology solutions to customers in the hospitality, convenience, and specialty retail industries, serving businesses that range from a single store or restaurant to global chains and the world's largest sports stadiums. Our solutions include point of sale hardware and software solutions, installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Entertainment**—We offer solutions that provide the consumer the ability to rent or buy movies at their convenience through self-service kiosks which we own and operate. This segment operates primarily in North America.
- **Emerging Industries**—We offer maintenance and managed and professional services for third-party computer hardware provided to select manufacturers, primarily in the telecommunications industry, who value and leverage our global service capability. Also included in our Emerging Industries segment are solutions designed to enhance the customer experience for the travel and gaming industries, including self-service kiosks, as well as related installation, maintenance, and managed and professional services.

These segments represent components of the Company for which separate financial information is available that is utilized on a regular basis by the chief operating decision maker in assessing segment performance and in allocating the Company's resources. Management evaluates the performance of the segments based on revenue and segment operating income. Assets are not allocated to segments, and thus are not included in the assessment of segment performance, and consequently, we do not disclose total assets by reportable segment.

We have reclassified our prior period segment information to conform to the current period presentation. The accounting policies used to determine the results of the operating segments are the same as those utilized for the consolidated financial statements as a whole. Intersegment sales and transfers are not material.

In recognition of the volatility of the effects of pension expense on our segment results, and to maintain operating focus on business performance, pension expense, as well as other significant, non-recurring items, are excluded from the segment operating results utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile to income from operations.

The following table presents revenue and operating income by segment for the years ended December 31:

In millions	2011	2010	2009
Revenue by segment			
Financial Services	**$2,999**	$2,645	$2,614
Retail Solutions	**1,755**	1,705	1,610
Hospitality and Specialty Retail (1)	**141**	—	—
Entertainment	**163**	102	27
Emerging Industries	**385**	358	348
Consolidated revenue	**5,443**	4,810	4,599
Operating income (loss) by segment			
Financial Services	**313**	250	252
Retail Solutions	**83**	79	14
Hospitality and Specialty Retail (1)	**22**	—	—
Entertainment	**(60)**	(50)	(33)
Emerging Industries	**76**	61	57
Subtotal—segment operating income	**434**	340	290
Pension expense	**222**	208	159
Other adjustments (2)	**147**	26	28
Income from operations	**$ 65**	$ 106	$ 103

(1) The acquisition of Radiant was completed on August 24, 2011. Because the transaction was completed during 2011, the revenue and operating income results reflected for the Hospitality and Specialty Retail segment are partial, and reflect only the period from August 25, 2011 through December 31, 2011.

(2) Other adjustments in 2011 include $98 million for the impairment charge related to the Entertainment business; $30 million of acquisition related transaction costs; $7 million of acquisition related severance costs; and $12 million of acquisition related amortization of intangible assets. Other adjustments in 2010 include an $8 million litigation charge and $18 million of incremental costs directly related to the relocation of the Company's worldwide headquarters. Other adjustments in 2009 include a $22 million charge for the impairment of assets related to an equity investment and $6 million of incremental costs directly related to the relocation of the worldwide headquarters.

The following table presents revenue from products and services for NCR for the years ended December 31:

In millions	2011	2010	2009
Product revenue	**$2,744**	$2,400	$2,228
Professional and installation services revenue	**764**	581	572
Total solution revenue	**3,508**	2,981	2,800
Support services revenue	**1,935**	1,829	1,799
Total revenue	**$5,443**	$4,810	$4,599

Revenues are attributed to the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2011	%	2010	%	2009	%
Revenue by Geographic Area						
United States	**$2,063**	**38%**	$1,644	34%	$1,598	35%
Americas (excluding United States)	**209**	**4%**	222	5%	208	5%
Europe	**1,421**	**26%**	1,378	29%	1,309	28%
Brazil/India/China/Middle East Africa	**849**	**16%**	753	16%	725	16%
Japan Korea	**332**	**6%**	348	7%	337	7%
South Asia Pacific	**345**	**6%**	286	6%	267	6%
Caribbean Latin Amercia	**224**	**4%**	179	3%	155	3%
Consolidated revenue	**$5,443**	**100%**	$4,810	100%	$4,599	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2011	2010
Property, plant and equipment, net		
United States	**$246**	$309
Americas (excluding United States)	**3**	3
Europe	**21**	22
Brazil/India/China/Middle East Africa	**23**	20
Japan Korea	**59**	59
South Asia Pacific	**5**	6
Caribbean Latin America	**8**	10
Consolidated property, plant and equipment, net	**$365**	$429

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2011, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR's operations. NCR also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR's operations.

13. QUARTERLY INFORMATION (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2011				
Total revenues	**$1,094**	**$1,310**	**$1,401**	**$1,638**
Gross margin	**210**	**270**	**292**	**363**
Operating income (loss)	**8**	**49**	**18**	**(10)**
Income (loss) from continuing operations, net of tax	**11**	**36**	**16**	**(13)**
Income (loss) from discontinued operations, net of tax	**2**	**(3)**	**—**	**4**
Net income (loss) attributable to noncontrolling interests	**1**	**2**	**(1)**	**(3)**
Net income (loss) attributable to NCR	**$ 13**	**$ 33**	**$ 16**	**$ (9)**
Income (loss) per share attributable to NCR common stockholders:				
Income (loss) per common share from continuing operations				
Basic	**$ 0.07**	**$ 0.23**	**$ 0.10**	**$ (0.08)**
Diluted	**$ 0.07**	**$ 0.22**	**$ 0.10**	**$ (0.08)**
Net income (loss) per common share:				
Basic	**$ 0.08**	**$ 0.21**	**$ 0.10**	**$ (0.06)**
Diluted	**$ 0.08**	**$ 0.21**	**$ 0.10**	**$ (0.06)**
2010				
Total revenues	$1,027	$1,175	$1,205	$1,403
Gross margin	190	241	247	286
Operating (loss) income	(17)	33	36	54
(Loss) income from continuing operations, net of tax	(18)	22	79	33
(Loss) income from discontinued operations, net of tax	(1)	9	4	6
Net income (loss) attributable to noncontrolling interests	2	—	2	(1)
Net (loss) income attributable to NCR	$ (19)	$ 31	$ 83	$ 39
(Loss) income per share attributable to NCR common stockholders:				
(Loss) income per common share from continuing operations				
Basic	$ (0.11)	$ 0.14	$ 0.49	$ 0.20
Diluted	$ (0.11)	$ 0.14	$ 0.49	$ 0.20
Net (loss) income per common share				
Basic	$ (0.12)	$ 0.19	$ 0.52	$ 0.24
Diluted	$ (0.12)	$ 0.19	$ 0.51	$ 0.24

The table above reflects adjustments to previously reported results related the presentation of the healthcare operations business as discontinued operations. Refer to Note 14, "Discontinued Operations," for additional information. Additionally, for the three months ended December 31, 2011, we recorded $88 million in impairment charges in the Consolidated Statements of Operations. Refer to Note 4, "Goodwill and Other Long-Lived Assets," for additional information.

Net income per share in each quarter is computed using the weighted-average number of shares outstanding during that quarter while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per share will not necessarily equal the full-year net income per share.

14. DISCONTINUED OPERATIONS

Income (loss) from discontinued operations, net of tax includes activity related to environmental matters, the spin-off of Teradata Data Warehousing (Teradata), the closure of NCR's EFT payment processing business in Canada, and the divestiture of our healthcare solutions business.

The income (loss) from discontinued operations for the years ended December 31 was:

	2011		2010		2009	
	Pre - Tax	Net of Tax	Pre - Tax	Net of Tax	Pre - Tax	Net of Tax
Environmental matters	$ 3	$ 2	$ 31	$ 20	$(143)	$ (91)
Spin-off of Teradata	—	6	—	3	—	—
Closure of the Canadian EFT business	(2)	(1)	—	—	(1)	(1)
Divestiture of the Healthcare business	(5)	(4)	(7)	(5)	(5)	(3)
Total	$ (4)	$ 3	$ 24	$ 18	$(149)	$ (95)

Environmental Matters For the year ended December 31, 2011, (loss) income from discontinued operations included an accrual for an environmental matter in Japan, which relates to anticipated future disposal requirements of certain materials generated by a former NCR manufacturing facility in that country, and accruals for litigation fees related to the Kalamazoo environmental matter. These accruals were offset by Fox River related activities which include scheduled payments from an insurer in connection with a settlement that had been agreed to in prior years coupled with the favorable impact of changes in estimates and assumptions of the total costs. For the year ended December 31, 2010, income from discontinued operations was primarily due to settlements with insurance carriers related to the Fox River matter. For the year ended December 31, 2009, loss from discontinued operations represents a net charge recorded related to the Fox River matter in conjunction with a December 16, 2009 court decision. Refer to Note 9, "Commitments and Contingencies," for additional information regarding the Fox River environmental matter.

Spin-off of Teradata On September 30, 2007, NCR completed the spin-off of Teradata through the distribution of a tax-free stock dividend to its stockholders. The results of operations and cash flows of Teradata have been presented as a discontinued operation. There was no operating activity related to the spin-off of Teradata in 2011, 2010 and 2009. For the years ended December 31, 2011 and 2010, income from discontinued operations, net of tax, related to favorable changes in uncertain tax benefits attributable to Teradata.

Closure of the Canadian EFT Business In the second quarter of 2011, we closed our EFT payment processing business in Canada. For each of the years presented, we have included the results of operations of the EFT business under (loss) income from discontinued operations.

Divestiture of our Healthcare Solutions Business In December 2011, we sold our healthcare solutions business. For each of the years presented, we have included the results of operations of the healthcare solutions business under (loss) income from discontinued operations.

15. REAL ESTATE TRANSACTIONS

During the year ended December 31, 2011, the Company recognized $5 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $4 million of gains previously deferred. The net proceeds of $2 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2010, the Company recognized $10 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $3 million of gains previously deferred. The net proceeds of $39 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2009, the Company recognized $12 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $3 million of gains previously deferred. The net proceeds of $11 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

16. SUBSEQUENT EVENTS

Agreement to Sell the Entertainment Business On February 3, 2012, NCR entered into an Asset Purchase Agreement (the "Agreement") with Redbox Automated Retail, LLC ("Purchaser") pursuant to which NCR will sell certain assets of its Entertainment business (the "Entertainment Business") to Purchaser (the "Transaction").

Pursuant to the Agreement, at the closing, Purchaser will pay NCR $100 million in cash (subject to adjustment as provided in the Agreement) for certain assets of the Entertainment Business, including but not limited to, substantially all of NCR's DVD kiosks, certain retailer contracts, select DVD inventory and certain intellectual property relating to the Entertainment Business (the "Acquired Assets"). NCR will provide Purchaser with certain transition services following the closing. The Acquired Assets do not include any rights to the "Blockbuster Express" brand or trade name.

The Agreement also contemplates that, for a period of five years following the closing, Purchaser and its affiliates may procure certain hardware, software and services from NCR. If at the end of such five-year period, Purchaser and its affiliates have not procured hardware, software and services that have yielded $25 million in margin to NCR, Purchaser will pay the difference to NCR.

The completion of the transaction contemplated by the Agreement is subject to various customary closing conditions as well as regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Agreement provides that the closing shall occur within 3 business days following satisfaction or waiver of the conditions set forth therein and is subject to customary termination provisions.

The transaction has been approved by the NCR Board of Directors and is expected to close no later than the third quarter of 2012, subject to satisfaction of the closing conditions. In the event that regulatory approval of the transaction pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not received and the transaction is terminated, Purchaser will pay NCR a break up fee of $10 million.

During the first quarter of 2012, we applied held-for-sale treatment to the Entertainment Business's assets. The carrying amount of the DVD kiosks held for sale (classified in property, plant and equipment on the Consolidated Balance Sheet), which represents the majority of the assets included in the disposal group, is $54 million as of February 2, 2012.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NCR has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act)) to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is accumulated and communicated to NCR's management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation as of the end of the period covered by this Report, conducted under their supervision and with the participation of management, the Company's Chief Executive and Chief Financial Officers have concluded that NCR's disclosure controls and procedures are effective to meet such objective and that NCR's disclosure controls and procedures adequately alert them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in NCR's Exchange Act filings.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On August 24, 2011, the Company acquired Radiant Systems, Inc. in a business combination. The Company is currently integrating policies, processes, people, technology and operations for the combined company, and management has therefore excluded Radiant Systems, Inc. from its assessment of internal control over financial reporting as of December 31, 2011. Radiant is a wholly-owned subsidiary whose excluded aggregate total assets and total revenues represent approximately 4% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, we determined that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 as stated in their report which appears in this Form 10-K.

/s/ WILLIAM NUTI	/s/ ROBERT FISHMAN
William Nuti **Chairman of the Board,** **Chief Executive Officer and President**	**Robert Fishman** **Senior Vice President and** **Chief Financial Officer**

Item 9B. *OTHER INFORMATION*

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE

Except as set forth in the following paragraphs of this Item 10, the information required by this Item 10 will be set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board" in the Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2011 year, and is incorporated herein by reference. The information required by this Item 10 regarding our executive officers is set forth under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K and is incorporated herein by reference.

We have not materially changed the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

We have a Code of Conduct that sets the standard for ethics and compliance for all of our employees. Our Code of Conduct is available on the Corporate Governance page at our website at http://www.ncr.com/about-ncr/corporate-governance under the heading "Code of Conduct." We intend to disclose any amendments to or waivers of the Code of Conduct on behalf of the Executive Officers on the Corporate Governance page of our website promptly following the date of such amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 will be set forth under the headings "Executive Compensation," "Compensation and Human Resource Committee," and "Board Compensation and Human Resource Committee Report on Executive Compensation" in the Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2011 year, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIPS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be set forth under the headings "Stock Ownership" and "Equity Compensation Plan Information" in the Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2011 year, and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be set forth under the headings "Related Person Transactions" and "Corporate Governance" in the Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2011 year, is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be set forth under the heading "Fees Paid to Independent Registered Public Accounting Firm" in the Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2011 year, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Index

1. *Financial Statements*: The consolidated financial statements of the Company and the Report of Independent Registered Public Accounting Firm as set forth in Part II, Item 8 of this Form 10-K:

2. *Financial Statement Schedule*: Financial Statement Schedule II—Valuation and Qualifying Accounts is included in this Form 10-K on page 103. All other schedules are not required under the related instructions or are not applicable.

3. *Exhibits*: See Index of Exhibits below for a listing of all exhibits to this Form 10-K report.

(b) Exhibits identified in parentheses below, on file with the SEC, are incorporated herein by reference as exhibits hereto.

2.1	Separation and Distribution Agreement, dated as of August 27, 2007 between NCR Corporation and Teradata Corporation (Exhibit 2.1 to the Form 10 of Teradata Corporation (the "Teradata Form 10")).
2.2	Agreement and Plan of Merger by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., dated as of July 11, 2011 (Exhibit 2.1 to the Current Report on Form 8-K of NCR Corporation dated July 12, 2011).
3.1	Articles of Amendment and Restatement of NCR Corporation as amended May 14, 1999 (Exhibit 3.1 to the NCR Corporation Form 10-Q for the quarter ended June 30, 1999).
3.2	Bylaws of NCR Corporation, as amended and restated on January 26, 2011 (Exhibit 3(ii) to the Current Report on Form 8-K of NCR Corporation dated January 31, 2011).
4.1	Common Stock Certificate of NCR Corporation (Exhibit 4.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1999).
10.1	Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (Exhibit 10.1 to the Lucent Technologies Inc. Registration Statement on Form S-1 (No. 333-00703) (the "Lucent Registration Statement")).
10.2	Employee Benefits Agreement, dated as of November 20, 1996, by and between AT&T Corp. and NCR Corporation (Exhibit 10.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Annual Report").
10.3	Patent License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.7 to the Lucent Registration Statement).
10.4	Amended and Restated Technology License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.8 to the Lucent Registration Statement).

10.5	Tax Sharing Agreement, dated as of February 1, 1996, and amended and restated as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.6 to the Lucent Registration Statement).
10.6	Purchase and Manufacturing Services Agreement effective as of January 19, 2007, between NCR Corporation and Solectron Corporation (now Flextronics International Ltd.) (incorporated by reference to Exhibit 10.6 to the Form 10-K/A for the fiscal year ended December 31, 2006, filed June 4, 2008). Certain portions of this exhibit were granted confidential treatment by the Securities and Exchange Commission on October 2, 2008.
10.7	Tax Sharing Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated September 21, 2007 (the "September 21, 2007 Form 8-K")).
10.8	Employee Benefits Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the September 21, 2007 Form 8-K).
10.9	Form of Exclusive Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.4 to the Teradata Form 10).
10.10	Form of Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.5 to the Teradata Form 10).
10.11	Form of Technology Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.6 to the Teradata Form 10).
10.12	Form of Master Agreement between NCR Corporation and Teradata Corporation for Enterprise Data Warehousing Sales and Support (Exhibit 10.16 to the Teradata Form 10).
10.13	Form of Network Support Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.17 to the Teradata Form 10).
10.14	Form of Service Provider Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.18 to the Teradata Form 10).
10.15	Form of Master Reseller Agreement for Middle East and Africa between NCR Corporation and Teradata Corporation (Exhibit 10.19 to the Teradata Form 10).
10.16	NCR Management Stock Plan (Exhibit 10.8 to the 1996 Annual Report). *
10.16.1	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003). *
10.16.2	Amendment to NCR Management Stock Plan effective as of December 31, 2008 (Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report")). *
10.16.3	Form of Stock Option Agreement under the NCR Management Stock Plan (Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Annual Report")). *
10.16.4	Form of Restricted Stock Agreement under the NCR Management Stock Plan (Exhibit 10.6.4 to the 2005 Annual Report). *
10.17	NCR Corporation 2011 Amended and Restated Stock Incentive Plan (formerly the NCR 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008) (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011). *
10.17.1	Form of 2009 Stock Option Agreement under the NCR Corporation 2011 Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan") (Exhibit 10.5 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008). *

10.17.2	Form of 2009 Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.2 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008).
10.17.3	Form of 2010 Stock Option Agreement under the Stock Incentive Plan (Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the "First Quarter 2010 Quarterly Report")). *
10.17.4	Form of 2010 Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.3 to the First Quarter 2010 Quarterly Report). *
10.17.5	Form of 2010 Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.4 to the First Quarter 2010 Quarterly Report). *
10.17.6	Form of 2010 Performance Based Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.5 to the First Quarter 2010 Quarterly Report). *
10.17.7	Form of 2010 Performance Based Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.6 to the March 31, 2010 Quarterly Report). *
10.17.8	Form of 2011 Stock Option Agreement under the Stock Incentive Plan (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the "First Quarter 2011 Quarterly Report")). *
10.17.9	Form of 2011 Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.2 to the First Quarter 2011 Quarterly Report). *
10.17.10	Form of 2011 Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.3 to the First Quarter 2011 Quarterly Report). *
10.17.11	Form of 2011 Performance Based Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.4 to the First Quarter 2011 Quarterly Report). *
10.17.12	Form of 2011 Performance Based Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.5 to the First Quarter 2011 Quarterly Report). *
10.18	NCR Management Incentive Program for Executive Officers (Exhibit 10.19 to the 1996 Annual Report). *
10.19	Amended and Restated NCR Management Incentive Plan (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011). *
10.20	NCR Director Compensation Program effective April 21, 2009 (Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "First Quarter 2009 Form 10-Q")). *
10.20.1	2009 Director Option Grant Statement under the NCR Director Compensation Program (Exhibit 10.8 to the First Quarter 2009 Form 10-Q). *
10.20.2	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (Exhibit 10.9 to the First Quarter 2009 Form 10-Q). *
10.21	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (Exhibit 10.24.2 to the 2008 Annual Report). *
10.21.1	First Amendment to the Amended and Restated NCR Change in Control Severance Plan (Exhibit 10.6 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2011). *
10.22	Amended and Restated NCR Nonqualified Excess Plan, effective December 31, 2008 (Exhibit 10.26.6 to the 2008 Annual Report). *
10.23	Employment Agreement with William Nuti, dated July 29, 2005 (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation filed August 2, 2005). *

10.23.1	Letter agreement dated July 26, 2006 with William Nuti (Exhibit 10.4 to the Current Report on Form 8-K of NCR Corporation filed July 27, 2006). *
10.23.2	Second Amendment effective as of December 12, 2008 to Letter Agreement with William Nuti dated July 29, 2005, as amended July 26, 2006 (Exhibit 10.30.2 to the 2008 Annual Report). *
10.24	NCR Director Compensation Program Effective April 27, 2010 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the "Second Quarter 2010 Quarterly Report")). *
10.24.1	Form of 2010 Stock Director Option Grant Statement (Exhibit 10.2 to the Second Quarter 2010 Quarterly Report). *
10.24.2	Form of 2010 Director Restricted Stock Unit Grant Statement (Exhibit 10.3 to the Second Quarter 2010 Quarterly Report). *
10.25	Letter Agreement with Robert Fishman dated March 17, 2010 (Exhibit 10.7 to the First Quarter 2010 Quarterly Report). *
10.26	Letter Agreement with John Bruno dated October 27, 2008 (Exhibit 10.8 to the First Quarter 2010 Quarterly Report). *
10.27	Letter Agreement with Peter Leav dated December 28, 2008 (Exhibit 10.9 to the First Quarter 2010 Quarterly Report). *
10.28	Letter Agreement with Peter Dorsman dated April 4, 2006 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2010). *
10.29	NCR Corporation 2011 Economic Profit Plan (Exhibit 10.3 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011). *
10.29.1	First Amendment to NCR Corporation 2011 Economic Profit Plan.
10.30	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc. (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated July 12, 2011).
10.31	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc. (Exhibit 10.2 to the Current Report on Form 8-K/A of NCR Corporation dated July 21, 2011).
10.32	Equity Subscription Agreement, dated July 26, 2011, among NCR Corporation, Scopus Industrial S.A., Scopus Tecnologia Ltda. and NCR Brasil - Indústria de Equipamentos Para Automação Ltda., including Schedule I - The form of Shareholders' Agreement (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 1, 2011).
10.33	Credit Agreement, dated as of August 22, 2011, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 26, 2011).
10.34	Guarantee and Pledge Agreement, dated as of August 22, 2011, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 26, 2011).
21	Subsidiaries of NCR Corporation.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, dated February 27, 2012.

31.2	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, dated February 27, 2012.
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated February 27, 2012.
99.1	Tax Opinion of Wachtell, Lipton, Rosen & Katz in connection with the Spin off of Teradata, dated August 27, 2007 (Exhibit 99.2 to the Current Report on Form 8-K of NCR Corporation dated September 30, 2007).
101	Financials in XBRL Format.

* Management contracts or compensatory plans/arrangements

NCR Corporation

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2011					
Allowance for doubtful accounts	**$ 13**	**$ 3**	**$—**	**$—**	**$ 16**
Deferred tax asset valuation allowance	**$410**	**$ 2**	**$—**	**$—**	**$412**
Inventory excess and obsolete reserves	**$ 71**	**$105**	**$—**	**$ 93**	**$ 83**
Reserves related to business restructuring	**$ 3**	**$—**	**$—**	**$ 1**	**$ 2**
Year Ended December 31, 2010					
Allowance for doubtful accounts	$ 24	$—	$—	$ 11	$ 13
Deferred tax asset valuation allowance	$528	$—	$—	$118	$410
Inventory excess and obsolete reserves	$100	$ 80	$—	$109	$ 71
Reserves related to business restructuring	$ 4	$—	$—	$ 1	$ 3
Year Ended December 31, 2009					
Allowance for doubtful accounts	$ 15	$ 10	$—	$ 1	$ 24
Deferred tax asset valuation allowance	$478	$ 50	$—	$—	$528
Inventory excess and obsolete reserves	$111	$ 97	$—	$108	$100
Reserves related to business restructuring	$ 31	$—	$—	$ 27	$ 4

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCR CORPORATION

Date: February 28, 2012

By: /s/ ROBERT FISHMAN
Robert Fishman
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ WILLIAM NUTI **William Nuti**	Chairman of the Board of Directors, Chief Executive Officer and President
/s/ ROBERT FISHMAN **Robert Fishman**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director
/s/ QUINCY ALLEN **Quincy Allen**	Director
/s/ EDWARD P. BOYKIN **Edward P. Boykin**	Director
/s/ RICHARD L. CLEMMER **Richard L. Clemmer**	Director
/s/ GARY DAICHENDT **Gary Daichendt**	Director
/s/ ROBERT P. DERODES **Robert P. DeRodes**	Director

Date: February 28, 2012

Annual Meeting of Stockholders

Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:00 a.m. on April 25, 2012, to be held at:

NCR Corporation
Auditorium
3097 Satellite Boulevard
Duluth, Georgia 30096

Stockholder Account Inquiries

Inquiries concerning stockholder accounts of NCR's Direct Stock Purchase/Sell Program should be directed to:

NCR Corporation
c/o Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
Ph. 800-NCR-2303 (800-627-2303)
Ph. 201-680-6578 (Outside the U.S.)
Website address:
www.bnymellon.com/shareowner/equityaccess

NCR Annual Report on Form 10-K

The Company's annual report filed with the U.S. Securities and Exchange Commission (SEC) on Form 10-K for current and prior years can be accessed via the "Investor Relations" page under "About NCR" at NCR's website at www.ncr.com.

Company Information

Information requests for NCR's SEC filings, annual report on Form 10-K, quarterly reports and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
3097 Satellite Boulevard
Building 700
Duluth, Georgia 30096-5810
Ph. 1-800-225-5627
investor.relations@ncr.com
http://investor.ncr.com

Stockholders can help NCR reduce printing and mailing costs by viewing NCR's annual reports and proxy statements online as instructed on the Notice of Internet Availability of Proxy Materials (the "Notice") that we will send to you. If you would like a paper copy you may request one at no cost to you as instructed in the Notice.

NCR's Executive Officers

William R. Nuti
Chairman of the Board,
Chief Executive Officer (CEO), and President

Robert P. Fishman
Senior Vice President and Chief Financial Officer (CFO)

John G. Bruno
Chief Technology Officer and Executive Vice President,
Corporate Development

Jennifer M. Daniels
Senior Vice President, General Counsel and Secretary

Peter A. Dorsman
Executive Vice President,
Industry Solutions Group and Global Operations

Peter A. Leav
Executive Vice President,
Global Sales, Professional Services and Consumables

Andrea L. Ledford
Senior Vice President, Human Resources

NCR's Board of Directors

William R. Nuti
Chairman of the Board,
NCR Corporation

Quincy L. Allen
Former Chief Executive Officer,
Vertis Inc.

Edward P. Boykin
Former President and
Chief Operating Officer,
Computer Sciences Corporation

Richard L. Clemmer
President and Chief Executive Officer,
NXP B.V.

Gary J. Daichendt
Former President and
Chief Operating Officer,
Nortel Networks Corporation

Robert P. DeRodes
Former Executive Vice President,
Global Operations & Technology,
First Data Corporation

Linda Fayne Levinson
Former Chair of the Board,
Connexus Corporation

NCR

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3097 Satellite Boulevard
Duluth, Georgia 30096
www.ncr.com